EXHIBIT 2.1

AGREEMENT AND PLAN OF REORGANIZATION

AMONG

MAGMA DESIGN AUTOMATION, INC.,

MOTORCAR ACQUISITION CORP.,

AUTO ACQUISITION CORP.

MOJAVE, INC.

AND

VIVEK RAGHAVAN, AS REPRESENTATIVE

FEBRUARY 23, 2004

*	Confidential treatment has been requested for portions of this exhibit, which portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

AGREEMENT AND PLAN OF REORGANIZATION

This AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of February 23, 2004 (the “Agreement Date”) by and among Magma Design Automation, Inc., a Delaware corporation (“Acquiror”), Motorcar Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Car Merger Sub”), Auto Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Auto Merger Sub”), Mojave, Inc., a Delaware corporation (the “Company”), and Vivek Raghavan, as Representative (the “Representative”).

RECITALS

A. The parties intend that, subject to the terms and conditions hereinafter set forth, Car Merger Sub shall merge with and into the Company in a statutory reverse-triangular merger (the “First Merger”), with the Company to be the surviving corporation of the First Merger, and immediately following the First Merger, the Company shall merge with and into Auto Merger Sub in a statutory forward-triangular merger (the “Second Merger” and collectively or in seriatim with the First Merger (as appropriate), the “Merger”), with Auto Merger Sub to be the surviving corporation of the Second Merger, on the terms and subject to the conditions of this Agreement and pursuant to Certificates of Merger substantially in the forms attached hereto as Exhibit A-1 and Exhibit A-2 (the “Certificates of Merger”) and the applicable provisions of the laws of the State of Delaware.

B. The Boards of Directors of Acquiror, Car Merger Sub, Auto Merger Sub and the Company have determined that the Merger is in the best interests of their respective companies and stockholders and have approved and declared advisable this Agreement and the Merger. Acquiror, as the sole stockholder of Car Merger Sub and Auto Merger Sub, has approved this Agreement and the Merger.

C. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquiror’s willingness to enter into this Agreement, each Company Stockholder (as defined in Article 1) listed on Exhibit B-1 is executing and delivering to Acquiror a Voting Agreement substantially in the form attached hereto as Exhibit B-2 (the “Voting Agreement”).

D. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquiror’s willingness to enter into this Agreement, each employee of the Company listed on Exhibit C-1 is executing and delivering to Acquiror an Employment Offer Letter substantially in the forms attached hereto as Exhibit C-2 (the “Employment Offer Letter”), which letter shall become effective upon the Effective Time of the First Merger (as defined in Article 1).

E. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquiror’s willingness to enter into this Agreement, each individual listed on Exhibit D-1 is executing and delivering to Acquiror a Non-Competition Agreement substantially in the form attached hereto as Exhibit D-2 (the “Non-Competition Agreement”), which agreement shall become effective upon the Effective Time of the First Merger.

F. Acquiror, Car Merger Sub, Auto Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and conditions contained herein, the parties hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be made to the fifth decimal place.

“Acquiror Ancillary Agreements” means, collectively, each certificate to be delivered on behalf of Acquiror by an officer or officers of Acquiror at the Closing pursuant to Article 9 and each agreement (other than this Agreement) that Acquiror is to enter into as a party thereto pursuant to this Agreement.

“Acquiror Common Stock” means the Common Stock, par value $0.0001 per share, of Acquiror.

“Acquisition Proposal” means any inquiry, offer or proposal, or any public announcement of an intention to make any inquiry, offer or proposal, by a person or group (other than Acquiror or any of its subsidiaries) relating to or involving: (i) any acquisition or purchase by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of 10% or more of the voting interest in the total outstanding voting securities of the Company; (ii) any tender offer or exchange offer that, if consummated, would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 10% or more of the voting interest in the total outstanding voting securities of the Company; (iii) any merger, consolidation, business combination or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 90% of the equity interests in (x) the surviving or resulting entity of such transaction or (y) the parent entity of the surviving or resulting entity of such transaction, in either case, in substantially the same proportions as they held the voting equity interests of the Company immediately preceding such transaction; (iv) any sale, lease, exchange, transfer, license, pledge, mortgage, acquisition or disposition of all or substantially all of the assets or business of the Company; or (v) any liquidation or dissolution of Company or any extraordinary dividend, whether of cash or other property.

“Affiliate” shall have the meaning set forth in Rule 405 of Regulation C promulgated under the Securities Act.

“Applicable Law” means, collectively, all foreign, federal, state, local or municipal laws, statutes, ordinances, regulations, and rules, and all orders, writs, injunctions, awards, judgments and decrees applicable to the Company or any of its assets, properties and business (and any regulations promulgated thereunder).

“Auto Merger Sub Common Stock” means the Common Stock, par value $0.0001 per share, of Auto Merger Sub.

“Average Acquiror Stock Price” shall mean the average of the closing prices for a share of Acquiror Common Stock as quoted on the NASDAQ Stock Market (or other principal exchange or market on which Acquiror Common Stock is then listed) for 10 consecutive trading days.

“Balance Sheet Date” means December 31, 2003, the date of the Company Balance Sheet.

“California Law” means the General Corporation Law of the State of California.

“Car Merger Sub Common Stock” means the Common Stock, par value $0.0001 per share, of Car Merger Sub.

“Closing” means the closing of the transactions to consummate the Merger.

“Closing Date” means a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article 9 and Article 10 (but in no event prior to April 1, 2004), or at such other time, date and location as the parties hereto agree in writing.

“Closing Expenses Certificate” means a certificate executed by the President or Chief Executive Officer of the Company, dated as of the Closing Date, certifying the amount of Merger Expenses (including an itemized list of each Merger Expense with a general description of the nature of such expense and the Person to whom such expense was or is owed). The Closing Expenses Certificate shall include a representation of the Company, certified by the President or Chief Executive Officer of the Company, that such certificate includes all of the Merger Expenses paid or payable at any time prior to, at or following the Closing Date, it being the expressed intent of the Company and Acquiror that to the maximum extent possible all the Excess Merger Expenses be deducted in the calculation of the Initial Cash Consideration and that there be no Indemnifiable Merger Expenses.

“Closing Stock Price” means the Average Acquiror Stock Price for the period ending on (and including) the trading day that is three trading days prior to the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Ancillary Agreements” means, collectively, each certificate to be delivered on behalf of the Company by an officer or officers of the Company at the Closing pursuant to Article 10 and each agreement (other than this Agreement) that the Company is to enter into as a party thereto pursuant to this Agreement.

“Company Balance Sheet” means the Company’s unaudited balance sheet as of December 31, 2003 included in the Company Financial Statements.

“Company Business” means the business of the Company as presently conducted and presently proposed to be conducted.

“Company Capital Stock” means the capital stock of the Company.

“Company Common Stock” means the Common Stock, par value $0.0001 per share, of the Company.

“Company Financial Statements” means (A) the Company’s unaudited balance sheets dated December 31, 2002 and 2003 and (B) the Company’s unaudited statements of operations, statements of cash flows and statements of changes in stockholders’ equity for the period ended December 31, 2002 year ended December 31, 2003, and any notes to the foregoing financial statements.

“Company Option Plan” means the 2002 Stock Option/Stock Issuance Plan of the Company.

“Company Optionholders” means the holders of Company Options.

“Company Options” means options to purchase shares of Company Capital Stock.

“Company Preferred Stock” means the Company Series A Stock.

“Company Securityholders” means the Company Stockholders and Company Optionholders, collectively.

“Company Series A Stock” means the Series A Convertible Preferred Stock, par value $0.0001 per share, of the Company.

“Company Stockholders” means the holders of shares of Company Capital Stock.

“Contract” means any written or oral legally binding contract, agreement, instrument, arrangement, commitment or undertaking (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts and purchase orders).

“Current Business” means the business of the Company as conducted as of Closing.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Dissenters Deadline Date” means the first date at or after the Effective Time on which no holder of Company Capital Stock as of immediately prior to the Effective Time has an opportunity to perfect appraisal rights in accordance with Delaware Law or California Law in connection with the First Merger in respect of any shares of Company Capital Stock.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal rights shall have been perfected prior to the Dissenters Deadline Date in accordance with Delaware Law or California Law in connection with the First Merger.

“Dissenting Shares Excess Payments” means any payment in respect of Dissenting Shares in excess of the sum of (A) the amount of cash that would have been issuable pursuant to Section 2.4 in respect of such shares had they never been Dissenting Shares and (B) the product of (1) the aggregate number of shares of Acquiror Common Stock that would have been issuable pursuant to Section 2.4 in respect of such shares had they never been Dissenting Shares and (2) the Closing Stock Price. Dissenting Shares Excess Payments shall constitute “Damages” for purposes of Article 12 without regard to the Basket.

“Documentation” means, collectively, programmers’ notes or logs, source code annotations, user guides, manuals, instructions, software architecture designs, layouts, any know-how, and any other designs, plans, drawings, documentation, materials, supplier lists, software source code and object code, net lists, photographs, development tools, blueprints, media, memoranda and records that are primarily related to or otherwise necessary for the use and exploitation of any products of the Company used in the Company Business or under development, whether in tangible or intangible form, whether owned by the Company or held by the Company under any licenses or sublicenses (or similar grants of rights).

“Effective Time” (A) with respect to the First Merger means the time of acceptance by the Secretary of State of the State of Delaware of the filing of the Certificate of Merger for the First Merger (or such later time as may be mutually agreed in writing by the Company and Acquiror and specified in such Certificate of Merger) and (B) with respect to the Second Merger means the time of acceptance by the Secretary of State of the State of Delaware of the filing of the Certificate of Merger for the Second Merger (or such later time as may be mutually agreed in writing by the Company and Acquiror and specified in such Certificate of Merger).

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which is a member of: (A) a “controlled group of corporations,” as defined in Section 414(b) of the Code; (B) a group of entities under “common control,” as defined in Section 414(c) of the Code; or (C) an “affiliated service group,” as defined in Section 414(m) of the Code, or treasury regulations promulgated under Section 414(o) of the Code, any of which includes the Company.

“Excess Merger Expenses” means the amount of Merger Expenses of the Company in excess of $300,000. Any Excess Merger Expenses not deducted in the calculation of the Initial Cash Consideration hereunder are collectively referred to as “Indemnifiable Merger Expenses” and shall constitute “Damages” for purposes of Article 12 without regard to the Basket (as defined in Section 12.3(c)).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“First Booking Stock Price” means the Average Acquiror Stock Price for the period ending on (and including) the trading day that is three trading days prior to the First Booking Earnout Distribution Date.

“Fully-Diluted Company Common Stock” means the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (after giving effect to the conversion of Company Series A Stock into Company Common Stock described in Section 2.4(b)(i) and the exercise of Company Options for Company Common Stock described in Section 2.4(b)(ii)).

“GAAP” means United States generally accepted accounting principles applied on a consistent basis.

“General Escrow Cash” means an amount of cash equal to 10% of the Initial Cash Consideration.

“General Escrow Shares” means the number of shares of Acquiror Common Stock equal to 10% of the Initial Stock Consideration.

“Governmental Authority” means any court or tribunal, governmental or regulatory body, administrative agency, commission or other governmental authority.

“Initial Cash Consideration” means $12,500,000, less any amount of Excess Merger Expenses known to Acquiror prior to the Spreadsheet Submission Date.

“Initial Cash Conversion Number” means (A) the Initial Cash Consideration divided by (B) the Fully-Diluted Company Common Stock.

“Initial Stock Consideration” means (A) $12,500,000 divided by (B) the Closing Stock Price.

“Initial Stock Conversion Number” means (A) the Initial Stock Consideration divided by (B) the Fully-Diluted Company Common Stock.

“Intellectual Property” means, collectively, all worldwide industrial and intellectual property rights, including patents, patent applications, patent rights, trademarks, trademark registrations and applications therefor, trade dress rights, trade names, service marks, service mark registrations and applications therefor, Internet domain names, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, mask work rights, mask work registrations and applications therefor, franchises, licenses, inventions, trade secrets, know-how, customer lists, supplier lists, proprietary processes and formulae, technology, software source code and object code, algorithms, net lists, architectures, structures, screen displays, photographs, images, layouts, development tools, designs, blueprints, libraries, notebooks, specifications, technical drawings (or similar information in electronic format) and all documentation and media constituting, describing or relating to the foregoing, including manuals, programmers’ notes, memoranda and records.

“IP Escrow Cash” means an amount of cash equal to (A) 10% of the Initial Cash Consideration plus (B) 25% of the First Booking Cash Earnout (if any).

“IP Escrow Shares” means the number of shares of Acquiror Common Stock equal to (A) 10% of the Initial Stock Consideration plus (B) 25% of the quotient obtained by dividing (1) the First Booking Stock Earnout (if any) by (2) the First Booking Stock Price.

“knowledge” means the knowledge of a particular fact, circumstance, event or other matter in question of the officers or directors of an entity (and with respect to Section 4.13, any of the employees of the Company engaged in technology development activity for the Company) (collectively, the “Entity Representatives”) after reasonable inquiry. Any such Entity Representative will be deemed to have knowledge of a particular fact, circumstance, event or other matter if: (A) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails received or sent by such Entity Representative) in the actual possession of such Entity Representative, including his or her personal files as of the Agreement Date through the Closing Date; or (B) such knowledge could be obtained from reasonable inquiry of the persons employed by such entity charged with administrative or operational responsibility for such matters for such entity.

“Liabilities” means debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, known or unknown, including those arising under any law, action or governmental order and those arising under any Contract.

“Material Adverse Change” and “Material Adverse Effect” when used in connection with an entity means any change, event, circumstance, condition or effect (regardless of whether or not such change, event, circumstance, condition or effect is inconsistent with the representations or warranties made by such entity in this Agreement) that is will be, individually or in the aggregate, materially adverse in relation to the condition (financial or otherwise), capitalization, properties, assets (including intangible assets), liabilities, business, employees, management, operations or results of operations of such entity and its subsidiaries, taken as a whole, except to the extent that any such change, event, condition or effect directly results from: (A) changes in general economic conditions (provided that such changes do not affect such entity disproportionately as compared to such entity’s competitors); (B) changes affecting the industry generally in which such entity operates (provided that such changes do not affect such entity disproportionately as compared to such entity’s competitors); (C) the negotiation, execution, announcement or consummation of this Agreement and the transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, competitors, partners or employees; or (D) any act of terrorism or war (whether or not threatened, pending or declared).

“Merger Expenses” means all costs and expenses incurred by the Company in connection with the Merger and this Agreement and the transactions contemplated hereby, (including any fees and expenses of legal counsel, financial advisors, investment bankers and accountants).

“Merger Sub Ancillary Agreements” means, collectively, each certificate to be delivered on behalf of Car Merger Sub or Auto Merger Sub by an officer or officers of Car Merger Sub or Auto Merger Sub at the Closing pursuant to Article 9 and each agreement (other than this Agreement) that Car Merger Sub and Auto Merger Sub is to enter into as a party thereto pursuant to this Agreement.

“Permitted Encumbrances” means: (A) statutory liens for taxes that are not yet due and payable; (B) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (C) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law; and (D) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens.

“Person” means any individual, corporation, company, limited liability company, partnership, limited liability partnership, trust, estate, proprietorship, joint venture, association, organization, entity or Governmental Authority.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Spreadsheet” means a spreadsheet in form reasonably acceptable to Acquiror, which spreadsheet shall be dated as of the Closing Date and shall set forth, as of the Closing Date and immediately prior to the Effective Time of the First Merger, the following factual information relating to holders of Company Capital Stock: (A) the names of all the Company’s stockholders and their respective addresses and if available, taxpayer identification numbers; (B) the number and kind of shares of Company Capital Stock held by such Persons and the respective certificate numbers; (C) the repurchase price payable per share under each Unvested Company Share; (D) the vesting arrangements with respect to Unvested Company Shares and terms of the Company’s rights to repurchase such Unvested Company Shares; (E) the calculation of the Fully-Diluted Company Common Stock, Initial Cash Consideration, Initial Cash Conversion Number, Initial Stock Consideration and Initial Stock Conversion Number; (F) the number of shares of Acquiror Common Stock issuable to each Company Stockholder in exchange for the Company Capital Stock held by such Person (and number of such shares which constitute Vested Acquiror Shares and Unvested Acquiror Shares); (G) the amount of cash issuable to each Company Stockholder in exchange for the Company Capital Stock held by such Person (and amount of such cash which constitutes Vested Acquiror Cash and Unvested Acquiror Cash); (H) the Pro Rata Share of each Company Stockholder; (I) the interest in share and percentage terms of each Company Stockholder in the General Escrow Shares and IP Escrow Shares (described in clause (A) of the definition thereof) (and number of such shares which constitute Vested Acquiror Shares and Unvested Acquiror Shares); and (J) the interest in dollar and percentage terms of each Company Stockholder in the General Escrow Cash and IP

Escrow Cash (described in clause (A) of the definition thereof) (and amount of such cash which constitutes Vested Acquiror Cash and Unvested Acquiror Cash). If any information set forth in the Spreadsheet changes because a Company Stockholder who was a Dissenting Stockholder fails to perfect appraisal rights or any Dissenting Shares shall otherwise lose their status as Dissenting Shares, or for any other reason, then Chief Executive Officer of the Company as of immediately prior to the Effective of the First Merger shall deliver a revised Spreadsheet to Acquiror setting forth the corrected information and the effective date of the revision.

“Spreadsheet Submission Date” means the later of (A) the date on which the Company delivers the Spreadsheet to Acquiror, (B) the Closing Date, and (C) the Dissenters Deadline Date.

“Subsidiary” of an entity means a corporation or other business entity in which such entity owns, directly or indirectly, at least a 50% interest or that is otherwise, directly or indirectly, controlled by such entity.

“tax” (and, with correlative meaning, “taxes”) means (A) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any governmental entity responsible for the imposition of any such tax (domestic or foreign), (B) any liability for the payment of any amounts of the type described in clause (A) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (C) any liability for the payment of any amounts of the type described in clause (A) or (B) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify any other Person.

“Unvested Company Shares” means any shares of Company Capital Stock that are unvested or subject to a repurchase option, vesting schedule or any other condition providing that such shares may be forfeited to or repurchased by the Company upon any termination of the relevant relationship (including employment or directorship) of the Company with the holder (or prior holder thereof) under the terms of any Contract with the Company (including any restricted stock purchase agreement, stock option agreement or stock option exercise agreement).

Other capitalized terms defined elsewhere in this Agreement and not defined in this Article 1 shall have the meanings assigned to such terms in this Agreement.

ARTICLE 2

THE MERGER

2.1 Closing. Subject to termination of this Agreement as provided in Article 11, the Closing shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, on the Closing Date. Concurrently with the Closing or at such later date and time as may be mutually agreed in writing by the Company and Acquiror, the Certificates of Merger for the First Merger and Second Merger shall be filed with the Delaware Secretary of State in accordance with Delaware Law.

2.2 Effects of the First Merger. At and upon the Effective Time of the First Merger:

(a) the separate existence of Car Merger Sub shall cease and Car Merger Sub shall be merged with and into the Company, and the Company shall be the surviving corporation of the First Merger pursuant to the terms of this Agreement and the Certificate of Merger for the First Merger;

(b) the Certificate of Incorporation of the Company shall be amended in its entirety to read as set forth in the Certificate of Merger for the First Merger;

(c) the Bylaws of Car Merger Sub shall continue unchanged and be adopted as the Bylaws of the Company in accordance with Delaware Law;

(d) the officers of Car Merger Sub immediately prior to the Effective Time of the First Merger shall continue to be officers of the Company immediately after the Effective Time of the First Merger until their respective successors are duly appointed;

(e) the members of the Board of Directors of Car Merger Sub immediately prior to the Effective Time of the First Merger shall continue to be the members of the Board of Directors of the Company immediately after the Effective Time of the First Merger until their respective successors are duly elected or appointed and qualified; and

(f) the First Merger shall, from and after the Effective Time of the First Merger, have all of the effects provided by Delaware Law.

2.3 Effects of the Second Merger. At and upon the Effective Time of the Second Merger (which shall immediately follow the First Merger):

(a) the separate existence of the Company shall cease and the Company shall be merged with and into Auto Merger Sub, and Auto Merger Sub shall be the surviving corporation of the Second Merger (the “Surviving Corporation”) pursuant to the terms of this Agreement and the Certificate of Merger for the Second Merger;

(b) the Certificate of Incorporation of Auto Merger Sub shall be amended in its entirety to read as set forth in the Certificate of Merger for the Second Merger;

(c) the Bylaws of Auto Merger Sub shall continue unchanged and be the Bylaws of the Surviving Corporation;

(d) the officers of Auto Merger Sub immediately prior to the Effective Time of the Second Merger shall continue to be officers of the Surviving Corporation immediately after the Effective Time of the Second Merger until their respective successors are duly appointed;

(e) the members of the Board of Directors of Auto Merger Sub immediately prior to the Effective Time of the Second Merger shall continue to be the members of the Board of Directors of the Surviving Corporation immediately after the Effective Time of the Second Merger until their respective successors are duly elected or appointed and qualified; and

(f) the Second Merger shall, from and after the Effective Time of the Second Merger, have all of the effects provided by Delaware Law.

2.4 Conversion of Shares in First Merger.

(a) Conversion of Car Merger Sub Common Stock. At the Effective Time of the First Merger, each share of Car Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into 30,000 validly issued, fully paid and nonassessable shares of Common Stock of the Company, and the shares of the Company into which the shares of Car Merger Sub Common Stock are so converted shall be the only shares of Company Common Stock that are issued and outstanding immediately after the Effective Time of the First Merger.

(b) Conversion of Company Capital Stock.

(i) Company Series A Stock. No later than immediately prior to the Effective Time of the First Merger, each outstanding share of Company Series A Stock shall have, in accordance with the written consent of holders of a majority of the shares of Company Series A Stock then outstanding, been converted into shares of Company Common Stock at the applicable conversion rate set forth in the Certificate of Incorporation of the Company, such that there are no shares of Company Series A Stock issued or outstanding immediately prior to the Effective Time of the First Merger. Such conversion of Company Series A Stock may be made contingent upon the First Merger occurring.

(ii) Company Options. No later than immediately prior to the Effective Time of the First Merger, each outstanding Company Option shall have, in accordance with the terms of the applicable Contract pertaining to such Company Option, been exercised in full for the aggregate number of shares of Company Common Stock subject thereto, such that there are no Company Options outstanding immediately prior to the Effective Time of the First Merger. Such exercises of Company Options may be made contingent upon the First Merger occurring. To the extent any such Company Option was not fully vested at the time of exercise, such shares of Company Common Stock received on exercise shall remain Unvested Company Shares subject to continued vesting according to the vesting schedule set forth in the applicable Contract; provided, however, that with respect to the Company Options set forth in Schedule 2.4(b)(ii) of the Company Disclosure Letter (as defined in Article 4), prior to the time of exercise, the Company shall have modified the terms of the applicable Contract to provide for full accelerated vesting under such Company Option (contingent upon the First Merger occurring), such that all the shares of Company Common Stock received on exercise shall be fully vested upon issuance. The Company will withhold for all income and employment-related taxes imposed in connection with such exercises of Company Options.

(iii) Company Common Stock. No later than immediately prior to the Effective Time of the First Merger, the Company shall have modified the terms of applicable Contracts pertaining to the Unvested Company Shares set forth in Schedule 2.4(b)(iii) of the

Company Disclosure Letter to provide for full accelerated vesting of such Unvested Company Shares, such that all repurchase options, vesting schedules or forfeiture or repurchase conditions provided for in such Contracts shall have been terminated in their entirety and that none of such shares of Company Common Stock shall constitute Unvested Company Shares as of immediately prior to the Effective Time of the First Merger. Subject to the terms and conditions of this Agreement, at the Effective Time of the First Merger, each share of Company Common Stock (including Company Common Stock issued upon conversion of Company Series A Stock and exercise of Company Options before the Effective Time of the First Merger in accordance with Applicable Law, the Company’s Certificate of Incorporation and applicable Contracts, each as in effect on the date of such conversion or exercise) that is issued and outstanding immediately prior to the Effective Time of the First Merger shall, by virtue of the First Merger and without the need for any further action on the part of the holder thereof (except as expressly provided herein), be converted into and represent the right to receive (1) a number of shares of Acquiror Common Stock equal to the Initial Stock Conversion Number and (2) an amount of cash, without interest, equal to the Initial Cash Conversion Number. The amount of cash each Company Stockholder is entitled to receive for the shares of Company Common Stock held by such Company Stockholder shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Common Stock held by such Company Stockholder. The preceding provisions of this Section 2.4(b)(iii) are subject to the provisions of Section 2.4(b)(v) (regarding the delivery of cash in lieu of any fractional shares), Section 2.4(c) (regarding rights of holders of Dissenting Shares), Section 2.4(e) (regarding the continuation of vesting and repurchase rights), Section 2.7 (regarding the withholding of General Escrow Shares and General Escrow Cash) and Section 2.8 (regarding the withholding of IP Escrow Shares and IP Escrow Cash).

(iv) Earnout. In addition to the Initial Stock Consideration and Initial Cash Consideration payable pursuant to Section 2.4(b)(iii), upon the Surviving Corporation’s completion of product development and achievement of product bookings (and subject to the timely achievement of certain technical milestones), Acquiror shall distribute additional shares of Acquiror Common Stock and cash to the former Company Stockholders, all in accordance with the terms and conditions set forth in Article 3. Subject to the provisions of Article 3, the portion of the additional shares of Acquiror Common Stock and cash received by each Company Stockholder will be in proportion to the number of shares of Company Common Stock owned by such Company Stockholder immediately prior to the Effective Time of the First Merger.

(v) Fractional Shares. No fractional shares of Acquiror Common Stock will be issued in connection with the First Merger, but in lieu thereof each holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock to be received by such holder at that time) will receive from Acquiror an amount of cash (rounded to the nearest whole cent) equal to the Closing Stock Price multiplied by the fraction of a share of Acquiror Common Stock to which such holder would otherwise be entitled. The parties acknowledge that any payment of cash consideration in lieu of issuing fractional shares provided for herein was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.

(c) Dissenting Shares. If, in connection with the First Merger, holders of Company Capital Stock are entitled to appraisal rights pursuant to Delaware Law, any Dissenting Shares shall not be converted into a right to receive shares of Acquiror Common Stock and cash as provided in Section 2.4(b), but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to Delaware Law. Each holder of Dissenting Shares who, pursuant to the provisions of Delaware Law, becomes entitled to payment of the fair value of such shares shall receive payment therefor in accordance with Delaware Law (but only after the value therefor shall have been agreed upon or finally determined pursuant to Delaware Law). In the event that any Company Stockholder fails to make an effective demand for payment or fails to perfect its appraisal rights as to its shares of Company Capital Stock or any Dissenting Shares shall otherwise lose their status as Dissenting Shares, then any such shares shall immediately be converted into the right to receive the consideration issuable pursuant to Article 2 and Article 3 in respect of such shares as if such shares had never been Dissenting Shares, and Acquiror shall issue and deliver to the holder thereof, at (or as promptly as reasonably practicable after) the applicable time or times specified in Section 2.9, following the satisfaction of the applicable conditions set forth in Section 2.9, the shares of Acquiror Common Stock and cash, without interest thereon, to which such Company Stockholder would have been entitled under Section 2.4(b) with respect to such shares, subject to the provisions of Section 2.4(b)(v) (regarding the delivery of cash in lieu of any fractional shares), Section 2.4(e) (regarding the continuation of vesting and repurchase rights), Section 2.7 (regarding the withholding of General Escrow Shares and General Escrow Cash) and Section 2.8 (regarding the withholding of IP Escrow Shares and IP Escrow Cash). The Company shall give Acquiror prompt notice (and in no event more than two business days) of any demand received by the Company for appraisal of Company Capital Stock or notice of exercise of a Company Stockholder’s appraisal rights, and Acquiror shall have the right to control all negotiations and proceedings with respect to any such demand. The Company agrees that, except with Acquiror’s prior written consent, it shall not voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any such demand for appraisal.

(d) Cancellation of Company-Owned Stock. Notwithstanding Section 2.4(b), each share of Company Capital Stock held by the Company immediately prior to the Effective Time of the First Merger shall be cancelled and extinguished without any conversion thereof.

(e) Continuation of Vesting and Repurchase Rights.

(i) Unvested Acquiror Shares. The repurchase option, vesting schedule or other condition applicable to any Unvested Company Shares issued and outstanding immediately prior to the Effective Time shall be assigned to Acquiror and shares of Acquiror Common Stock issuable upon conversion of such Unvested Company Shares in the First Merger (the “Unvested Acquiror Shares”) shall be withheld by Acquiror (subject to repurchase by Acquiror on the same terms as governed such Unvested Company Shares prior to the First Merger) and released to the holders of such Unvested Company Shares upon the vesting of the Unvested Acquiror Shares (assuming vesting by virtue of continuous service to the Surviving Corporation or Acquiror or by acceleration pursuant to the terms of the applicable Employment Offer Letter). Notwithstanding the foregoing, if any such holder paid for Unvested Company Shares with promissory notes, Unvested Acquiror Shares which vest shall not be released to such holder until after repayment of accrued interest and then outstanding principal under such promissory notes. Cash dividends on Unvested Acquiror Shares will be distributed to the holders on whose behalf the Unvested Acquiror Shares are being held by Acquiror. Any shares of Acquiror Common Stock or other equity securities issued or distributed by Acquiror, including shares issued upon a stock dividend or split, in respect of Unvested Acquiror Shares (which remain subject to a repurchase option, vesting schedule or other condition at the time of such distribution) will be subject to the same repurchase option, vesting schedule or other condition as the Unvested Acquiror Shares with respect which the distribution is made. Each holder will have voting rights with respect to Unvested Acquiror Shares (and other voting securities) held by Acquiror on its behalf. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Acquiror (or its assignee) is entitled to exercise any such repurchase option, vesting schedule or other condition, such that upon termination of service, any Unvested Acquiror Shares shall be forfeited to the Surviving Corporation or Acquiror without compensation to such holder (other than payment of the original purchase price of any Unvested Company Shares converted into Unvested Acquiror Shares upon repurchase by Acquiror or the Surviving Corporation according to the repurchase terms governing such Unvested Company Shares as of immediately prior to the Effective Time of the First Merger, as same may be modified by any acceleration provisions in the applicable Employment Offer Letter). No Unvested Acquiror Shares may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by a former holder of Unvested Company Shares or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of such holder, prior to the distribution to such holder of such Unvested Acquiror Shares in accordance with this Agreement.

(ii) Unvested Acquiror Cash. The repurchase option, vesting schedule or other condition applicable to any Unvested Company Shares issued and outstanding immediately prior to the Effective Time shall be assigned to Acquiror and the cash payable upon conversion of such Unvested Company Shares in the First Merger (the “Unvested Acquiror Cash”) shall be withheld by Acquiror and paid without interest to the holders of such Unvested Company Shares upon the vesting of the Unvested Cash (assuming vesting by virtue of continuous service to the Surviving Corporation or Acquiror or by acceleration pursuant to the terms of the applicable Employment Offer Letter); provided, however, that a portion of such newly vested cash so distributed shall be treated as imputed interest to the extent required under the Code and the regulations promulgated thereunder. Notwithstanding the foregoing, if any such holder paid for Unvested Company Shares with promissory notes, Unvested Acquiror Cash which vests shall not be released to such holder until after repayment of accrued interest and then outstanding principal under such promissory notes. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Acquiror (or its assignee) is entitled to exercise any such repurchase option, vesting schedule or other condition, such that upon termination of service, any Unvested Cash shall be forfeited to the Surviving Corporation or Acquiror without compensation to such holder (other than payment of the original purchase price of any Unvested Company Shares converted into Unvested Acquiror Cash upon repurchase by Acquiror or the Surviving Corporation according to the repurchase terms governing such Unvested Company Shares as of immediately prior to the Effective Time of the First Merger, as same may be modified by any acceleration provisions in the applicable Employment Offer Letter). No Unvested Acquiror Cash may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by a former holder of Unvested Company Shares or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of such holder, prior to the distribution to such holder of such Unvested Acquiror Cash in accordance with this Agreement.

2.5 Treatment of Shares in Second Merger.

(a) Cancellation of Company Common Stock. At the Effective Time of the Second Merger, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time of the Second Merger shall be shall be cancelled and extinguished without any conversion thereof.

(b) Auto Merger Sub Common Stock. At the Effective Time of the Second Merger, each share of Auto Merger Sub Common Stock that is issued and outstanding immediately prior to the Effective Time of the Second Merger will constitute one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation. Such shares of Common Stock shall be the only shares of Common Stock of the Surviving Corporation that are issued and outstanding immediately after the Effective Time of the Second Merger.

2.6 Company Options and Other Rights Not Assumed. Acquiror is not assuming, and shall not assume, any obligations or Liabilities under (a) the Company Option Plan, (b) any outstanding Company Options, or (c) any other direct or indirect rights to acquire shares of Company Capital Stock. On the Closing Date, the Company Option Plan, any Company Options that have not been exercised in the manner contemplated by Section 2.4(b)(ii), and any other direct or indirect rights to acquire shares of Company Capital Stock shall be terminated without further obligation or Liability of the Company, Acquiror or the Surviving Corporation. Acquiror shall not substitute any equivalent option or right for any such terminated Company Option or right.

2.7 General Escrow Shares and General Escrow Cash.

(a) General Escrow Shares. At the Effective Time, Acquiror shall withhold the General Escrow Shares from the shares of Acquiror Common Stock issuable pursuant to Section 2.4(b) to the Company Stockholders as of immediately prior to the Effective Time (other than holders of solely shares of Company Capital Stock which constitute and remain Dissenting Shares) (“Effective Time Holders”), on a pro rata basis based upon the number of shares and amount of cash each such holder is entitled to receive pursuant to Section 2.4(b)(iii) with respect to its shares of Company Capital Stock (other than Dissenting Shares) relative to the number of shares and amount of cash all such holders are entitled to receive pursuant to Section 2.4(b)(iii) with respect to their shares of Company Capital Stock (other than Dissenting Shares) (“Pro Rata Share”). If a Company Stockholder holds Unvested Company Shares, then the shares of Acquiror Common Stock to be issued upon conversion hereunder of shares of Company Capital Stock held by such Company Stockholder which are not Unvested Company Shares (the “Vested Acquiror Shares”) shall be withheld first and, thereafter, the Unvested Acquiror Shares shall be withheld (with the understanding that any Unvested Acquiror Shares so withheld shall vest prior to any such Unvested Acquiror Shares not withheld by Acquiror pursuant to Section 2.4(e)(i)) to the extent necessary to satisfy such Effective Time Holders’ escrow obligations as set forth in the first sentence of this Section 2.7(a). The payment of any General Escrow Shares in satisfaction of any indemnification obligations under Article 12 shall be made, with respect to each Effective

Time Holder, first with Vested Acquiror Shares and then, if such shares are insufficient to satisfy such indemnification obligation and only to the extent of such insufficiency, shall such payment be made with Unvested Acquiror Shares. Acquiror shall hold the General Escrow Shares for one year following the Effective Time of the First Merger (the “General Escrow Period”) as security for the Effective Time Holders’ indemnification obligations for Damages under Article 12.

(b) General Escrow Cash. At the Effective Time, Acquiror shall withhold the General Escrow Cash from the cash payable pursuant to Section 2.4(b) to the Effective Time Holders, on a pro rata basis based upon their respective Pro Rata Shares. If a Company Stockholder holds Unvested Company Shares, then the cash to be paid upon conversion hereunder of shares of Company Capital Stock held by such Company Stockholder which are not Unvested Company Shares (the “Vested Acquiror Cash”) shall be withheld first and, thereafter, the Unvested Acquiror Cash shall be withheld (with the understanding that any Unvested Acquiror Cash so withheld shall vest prior to any such Unvested Acquiror Cash not withheld by Acquiror pursuant to Section 2.1(e)(ii)) to the extent necessary to satisfy such Effective Time Holders’ escrow obligations as set forth in the first sentence of this Section 2.7(b). The payment of any General Escrow Cash in satisfaction of any indemnification obligations under Article 12 shall be made, with respect to each Effective Time Holder, first with Vested Acquiror Cash and then, if such cash is insufficient to satisfy such indemnification obligation and only to the extent of such insufficiency, shall such payment be made with Unvested Acquiror Cash. Acquiror shall hold the General Escrow Cash for the General Escrow Period as security for the Effective Time Holders’ indemnification obligations for Damages under Article 12.

(c) Distributions on General Escrow Shares. Any dividends or distributions payable in shares of Acquiror Common Stock or other equity securities or issued upon a stock split made in respect of any General Escrow Shares shall be considered General Escrow Shares hereunder. Cash dividends and any other dividends or distributions in kind on the General Escrow Shares (“General Escrow Dividends”) shall be distributed to the Effective Time Holders in accordance with their respective Pro Rata Shares set forth in the Spreadsheet within ten business days following the expiration of the General Escrow Period. Acquiror shall exercise reasonable care in holding and safeguarding the General Escrow Shares and General Escrow Dividends.

(d) Voting of General Escrow Shares. The Effective Time Holders on whose behalf General Escrow Shares are held by Acquiror shall be entitled to vote such shares. Acquiror need not forward proxy information, annual or other reports or other information with respect to the General Escrow Shares to the Effective Time Holders to the extent such documents or materials are otherwise furnished by Acquiror with respect to other shares of Acquiror Common Stock distributed to such holders pursuant to this Agreement.

(e) Deposit of General Escrow Cash. As soon as reasonably practicable (but in any event within 10 business days) following the Spreadsheet Submission Date, Acquiror shall cause the General Escrow Cash to be deposited in a segregated interest-bearing account of Acquiror at a bank of its selection with assets of at least $100,000,000. The interest, earnings and income that accrues upon the General Escrow Cash during the period of time during which the General Escrow Cash is held in such account (the “General Escrow Earnings”) shall not be deemed to be part of the General Escrow Cash, but instead shall be held in the such account for the benefit of the Effective Time Holders and 65% of such General Escrow Earnings shall be distributed to the Effective Time Holders in accordance with their respective Pro Rata Shares set forth in the Spreadsheet as soon as reasonably practicable following the expiration of the General Escrow Period (but in any event within 10 ten business days thereafter). The General Escrow Cash and General Escrow Earnings shall be initially invested by Acquiror in a U.S. Treasury money market fund and in such other securities as may be directed in writing by both Acquiror and the Representative. For tax reporting purposes, all General Escrow Cash, and all General Escrow Earnings, if any, attributable to the General Escrow Cash, shall be allocable to Acquiror unless and until the General Escrow Cash and/or General Escrow Earnings have been distributed to the Effective Time Holders in accordance with this Agreement. Acquiror shall exercise reasonable care in investing, holding and safeguarding the General Escrow Cash and the General Escrow Earnings.

(f) Release of General Escrow Shares and General Escrow Cash. As soon as reasonably practicable (but in any event within 10 business days) following the expiration of the General Escrow Period, Acquiror shall release to the Effective Time Holders, at their respective addresses and in accordance with their respective Pro Rata Shares, the General Escrow Dividends and General Escrow Earnings, and all of the remaining General Escrow Shares and General Escrow Cash, if any, in excess of (i) any General Escrow Shares and General Escrow Cash retained by Acquiror in satisfaction of Claims (as defined in Article 12) for Damages (as defined in Article 12) by Acquiror Indemnified Persons (as defined in Article 12) and (ii) any amount of General Escrow Shares or General Escrow Cash that is necessary to satisfy all unresolved, unsatisfied or disputed Claims for Damages specified in any Notice of Claim (as defined in Article 12) delivered to the Representative before the expiration of the General Escrow Period. If any Claims are unresolved, unsatisfied or disputed as of the expiration of the General Escrow Period, then Acquiror shall retain possession and custody of that amount of General Escrow Shares (which shall be deemed to have a per share value equal to the Closing Stock Price) and General Escrow Cash that equals the total maximum amount of Damages then being claimed by Acquiror Indemnified Persons in all such unresolved, unsatisfied or disputed Claims, and as soon as reasonably practicable (but in any event within 10 business days) following resolution of all such Claims, Acquiror shall release to the Effective Time Holders, at their respective addresses and in accordance with their respective Pro Rata Shares of the General Escrow Shares and General Escrow Cash, all remaining General Escrow Shares and General Escrow Cash, if any, not required to satisfy such Claims (provided that any such remaining General Escrow Shares which are Unvested Acquiror Shares and any such remaining General Escrow Cash which is Unvested Acquiror Cash shall nevertheless be withheld by Acquiror and released in the manner set forth in Section 2.4(e)). Such releases of General Escrow Cash, cash General Escrow Dividends and General Escrow Earnings shall be made by check. If the number of General Escrow Shares to be distributed to any Effective Time Holder is not evenly divisible by one, Acquiror shall round down the number of shares to be distributed to the nearest whole share. In lieu of the fractional interest not distributed, Acquiror shall distribute to such Effective Time Holder cash in an amount (rounded to the nearest whole cent) equal to the product of (i) such fractional interest and (ii) the Closing Stock Price. Acquiror shall be deemed to have purchased all such fractional interests which it has distributed cash in lieu of (rounded down to the nearest whole share after aggregating all such fractional interests).

(g) No Transfer or Encumbrance. No General Escrow Shares, General Escrow Dividends, General Escrow Cash, General Escrow Earnings or any beneficial interest therein may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by Acquiror or an Effective Time Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of Acquiror or such Effective Time Holder or used for any reason, prior to (i) in the case of Acquiror, the retention of General Escrow Shares or General Escrow Cash in satisfaction of a resolved Claim for Damages in accordance with this Agreement or (ii) in the case of the Effective Time Holders, the release by Acquiror to the Effective Time Holders of General Escrow Shares, General Escrow Dividends, General Escrow Cash or General Escrow Earnings in accordance with this Agreement, except that Effective Time Holders shall be entitled to assign their rights to the General Escrow Shares, General Escrow Cash, General Escrow Dividends or General Escrow Earnings by will, by the laws of intestacy or by other operation of law.

(h) No Liability of Acquiror. In holding and administering the General Escrow Shares, General Escrow Cash, General Escrow Dividends and General Escrow Earnings, Acquiror will incur no liability with respect to any action taken by it in reliance upon any written notice, direction, instruction, consent, statement or other document believed by it to be genuine and to have been signed by the Representative (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except Acquiror’s own willful misconduct or gross negligence. In all questions arising under this Agreement with respect to the General Escrow Shares, General Escrow Cash, General Escrow Dividends and General Escrow Earnings, Acquiror may rely on the advice of counsel, and Acquiror will not be liable to anyone for anything done, omitted or suffered in good faith by Acquiror based on such advice, except for Acquiror’s own willful misconduct or gross negligence.

2.8 IP Escrow Shares and IP Escrow Cash.

(a) IP Escrow Shares. At the Effective Time, Acquiror shall withhold the IP Escrow Shares (described in clause (A) of the definition thereof) from the shares of Acquiror Common Stock issuable pursuant to Section 2.4(b) to the Effective Time Holders, on a pro rata basis based on their respective Pro Rata Shares. At the First Booking Earnout Distribution Date, Acquiror shall withhold the IP Escrow Shares (described in clause (B) of the definition thereof) from the shares of Acquiror Common Stock issuable pursuant to Section 3.1 to the Effective Time Holders, on a pro rata basis based on their respective Pro Rata Shares. If a Company Stockholder holds Unvested Company Shares, then Vested Acquiror Shares shall be withheld first and, thereafter, the Unvested Acquiror Shares shall be withheld (with the understanding that (i) any Unvested Acquiror Shares so withheld shall vest prior to any such Unvested Acquiror Shares not withheld by Acquiror pursuant to Section 2.4(e)(i) and (ii) Unvested Acquiror Shares which are IP Escrow Shares shall vest before Unvested Acquiror Shares which are General Escrow Shares) to the extent necessary to satisfy such Effective Time Holders’ escrow obligations as set forth in the first sentence of this Section 2.8(a). The payment of any IP Escrow Shares in satisfaction of any indemnification obligations under Article 12 shall be made, with respect to each Effective Time Holder, first with Vested Acquiror Shares and then, if such shares are insufficient to satisfy such indemnification obligation and only to the extent of such insufficiency, shall such payment be made with Unvested Acquiror Shares. Acquiror shall hold the IP Escrow Shares for three years following the Effective Time of the First Merger (the “IP

Escrow Period”) as security for the Effective Time Holders’ indemnification obligations for Damages under Article 12 arising from assessments, claims, demands, assertions of liability, or actual or threatened actions, suits or proceedings (whether civil, criminal, administrative or investigative) directly or indirectly arising out of, resulting from or in connection with any failure of any representation or warranty made by the Company in Section 4.13 (Intellectual Property) or the disclosures in the Company Disclosure Letter or the Disclosure Letter Update (including all schedules to such letter or update) related to Section 4.13 (Intellectual Property) (where the relevance to Section 4.13 (Intellectual Property) is reasonably apparent from the face of the disclosures) to be true and correct as of the date of this Agreement and as of the Closing Date (as though such representation or warranty were made as of the Closing Date, except in the case of representations and warranties which by their terms speak only as of a specific date or dates) (“IP Damages”).

(b) IP Escrow Cash. At the Effective Time, Acquiror shall withhold the IP Escrow Cash (described in clause (A) of the definition thereof) from the cash payable pursuant to Section 2.4(b) to the Effective Time Holders, on a pro rata basis based upon their respective Pro Rata Shares. At the First Booking Earnout Distribution Date, Acquiror shall withhold the IP Escrow Cash (described in clause (B) of the definition thereof) from the cash payable pursuant to Section 3.1 to the Effective Time Holders, on a pro rata basis based upon their respective Pro Rata Shares. If a Company Stockholder holds Unvested Company Shares, then Vested Acquiror Cash shall be withheld first and, thereafter, the Unvested Acquiror Cash shall be withheld (with the understanding that (i) any Unvested Acquiror Cash so withheld shall vest prior to any such Unvested Acquiror Cash not withheld by Acquiror pursuant to Section 2.1(e)(ii) and (ii) Unvested Acquiror Cash which is IP Escrow Cash shall vest before Unvested Acquiror Cash which is General Escrow Cash) to the extent necessary to satisfy such Effective Time Holders’ escrow obligations as set forth in the first sentence of this Section 2.8(b). The payment of any IP Escrow Cash in satisfaction of any indemnification obligations under Article 12 shall be made, with respect to each Effective Time Holder, first with Vested Acquiror Cash and then, if such cash is insufficient to satisfy such indemnification obligation and only to the extent of such insufficiency, shall such payment be made with Unvested Acquiror Cash. Acquiror shall hold the IP Escrow Cash for the IP Escrow Period as security for the Effective Time Holders’ indemnification obligations for IP Damages under Article 12.

(c) Distributions on IP Escrow Shares. Any dividends or distributions payable in shares of Acquiror Common Stock or other equity securities or issued upon a stock split made in respect of any IP Escrow Shares shall be considered IP Escrow Shares hereunder. Cash dividends and any other dividends or distributions in kind on the IP Escrow Shares (“IP Escrow Dividends”) shall be distributed to the Effective Time Holders in accordance with their respective Pro Rata Shares set forth in the Spreadsheet within ten business days following the expiration of the IP Escrow Period. Acquiror shall exercise reasonable care in holding and safeguarding the IP Escrow Shares and IP Escrow Dividends.

(d) Voting of IP Escrow Shares. The Effective Time Holders on whose behalf IP Escrow Shares are held by Acquiror shall be entitled to vote such shares. Acquiror need not forward proxy information, annual or other reports or other information with respect to the IP Escrow Shares to the Effective Time Holders to the extent such documents or materials are otherwise furnished by Acquiror with respect to other shares of Acquiror Common Stock distributed to such holders pursuant to this Agreement.

(e) Deposit of IP Escrow Cash. As soon as reasonably practicable (but in any event within 10 business days) following the Spreadsheet Submission Date, Acquiror shall cause the IP Escrow Cash (described in clause (A) of the definition thereof) to be deposited in a segregated interest-bearing account of Acquiror at a bank of its selection with assets of at least $100,000,000. As soon as reasonably practicable (but in any event within 10 business days) following the First Booking Earnout Distribution Date, Acquiror shall cause the IP Escrow Cash (described in clause (B) of the definition thereof) to be deposited in a segregated interest-bearing account of Acquiror at a bank of its selection with assets of at least $100,000,000. The interest, earnings and income that accrues upon the IP Escrow Cash during the period of time during which the IP Escrow Cash is held in such account (the “IP Escrow Earnings”) shall not be deemed to be part of the IP Escrow Cash, but instead shall be held in such account for the benefit of the Effective Time Holders and 65% of such IP Escrow Earnings shall be distributed to the Effective Time Holders in accordance with their respective Pro Rata Shares set forth in the Spreadsheet as soon as reasonably practicable following the expiration of the IP Escrow Period (but in any event within 10 ten business days thereafter). The IP Escrow Cash and IP Escrow Earnings shall be initially invested by Acquiror in a U.S. Treasury money market fund and in such other securities as may be directed in writing by both Acquiror and the Representative. For tax reporting purposes, all IP Escrow Cash, and all IP Escrow Earnings, if any, attributable to the IP Escrow Cash, shall be allocable to Acquiror unless and until the IP Escrow Cash and/or IP Escrow Earnings have been distributed to the Effective Time Holders in accordance with this Agreement. Acquiror shall exercise reasonable care in investing, holding and safeguarding the IP Escrow Cash and the IP Escrow Earnings.

(f) Release of IP Escrow Shares and IP Escrow Cash. As soon as reasonably practicable (but in any event within 10 business days) following the expiration of the IP Escrow Period, Acquiror shall release to the Effective Time Holders, at their respective addresses and in accordance with their respective Pro Rata Shares, the IP Escrow Dividends and IP Escrow Earnings, and all of the remaining IP Escrow Shares and IP Escrow Cash, if any, in excess of (i) any IP Escrow Shares and IP Escrow Cash retained by Acquiror in satisfaction of Claims (as defined in Article 12) for IP Damages by Acquiror Indemnified Persons (as defined in Article 12) and (ii) any amount of IP Escrow Shares or IP Escrow Cash that is necessary to satisfy all unresolved, unsatisfied or disputed Claims for IP Damages specified in any Notice of Claim (as defined in Article 12) delivered to the Representative before the expiration of the IP Escrow Period. If any Claims are unresolved, unsatisfied or disputed as of the expiration of the IP Escrow Period, then Acquiror shall retain possession and custody of that amount of IP Escrow Shares (which shall be deemed to have a per share value equal to the weighted average of the Closing Stock Price and the First Booking Stock Price) and IP Escrow Cash that equals the total maximum amount of IP Damages then being claimed by Acquiror Indemnified Persons in all such unresolved, unsatisfied or disputed Claims, and as soon as reasonably practicable (but in any event within 10 business days) following resolution of all such Claims, Acquiror shall release to the Effective Time Holders, at their respective addresses and in accordance with their respective Pro Rata Shares of the IP Escrow Shares and IP Escrow Cash, all remaining IP Escrow Shares and IP Escrow Cash, if any, not required to satisfy such Claims (provided that any such remaining IP Escrow Shares which are Unvested Acquiror Shares and any such remaining IP Escrow Cash which is Unvested Acquiror Cash shall nevertheless be withheld by Acquiror and released in the manner set forth in Section 2.4(e)). Such releases of IP Escrow Cash, cash IP Escrow Dividends and IP Escrow Earnings shall be made by check. If the number of IP Escrow Shares to be distributed to any Effective Time Holder is not evenly divisible by one, Acquiror shall round down the number of shares to be distributed to the nearest whole share. In lieu of the fractional interest not distributed, Acquiror shall distribute to such Effective Time Holder cash in an amount (rounded to the nearest whole cent) equal to the product of (i) such fractional interest and (ii) the weighted average of the Closing Stock Price and the First Booking Stock Price. Acquiror shall be deemed to have purchased all such fractional interests which it has distributed cash in lieu of (rounded down to the nearest whole share after aggregating all such fractional interests).

(g) No Transfer or Encumbrance. No IP Escrow Shares, IP Escrow Dividends, IP Escrow Cash, IP Escrow Earnings or any beneficial interest therein may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by Acquiror or an Effective Time Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of Acquiror or such Effective Time Holder or used for any reason, prior to (i) in the case of Acquiror, the retention of IP Escrow Shares or IP Escrow Cash in satisfaction of a resolved Claim for IP Damages in accordance with this Agreement or (ii) in the case of the Effective Time Holders, the release by Acquiror to the Effective Time Holders of IP Escrow Shares, IP Escrow Dividends, IP Escrow Cash or IP Escrow Earnings in accordance with this Agreement, except that Effective Time Holders shall be entitled to assign their rights to the IP Escrow Shares, IP Escrow Cash, IP Escrow Dividends or IP Escrow Earnings by will, by the laws of intestacy or by other operation of law.

(h) No Liability of Acquiror. In holding and administering the IP Escrow Shares, IP Escrow Cash, IP Escrow Dividends and IP Escrow Earnings, Acquiror will incur no liability with respect to any action taken by it in reliance upon any written notice, direction, instruction, consent, statement or other document believed by it to be genuine and to have been signed by the Representative (and shall have no responsibility to determine the authenticity thereof), nor for any other action or inaction, except Acquiror’s own willful misconduct or gross negligence. In all questions arising under this Agreement with respect to the IP Escrow Shares, IP Escrow Cash, IP Escrow Dividends and IP Escrow Earnings, Acquiror may rely on the advice of counsel, and Acquiror will not be liable to anyone for anything done, omitted or suffered in good faith by Acquiror based on such advice, except for Acquiror’s own willful misconduct or gross negligence.

2.9 Exchange of Certificates.

(a) Conversion of Company Capital Stock. At the Effective Time of the First Merger, all outstanding Company Capital Stock shall, by virtue of the First Merger and without further action, cease to exist, and all such stock shall be converted into the right to receive from Acquiror the number of shares of Acquiror Common Stock and amount of cash to which the holder thereof is entitled pursuant to Section 2.4(b) with respect to such stock, subject to the provisions of Section 2.4(c) (regarding rights of holders of Dissenting Shares), Section 2.4(e) (regarding the continuation of vesting and repurchase rights), Section 2.7 (regarding the withholding of General Escrow Shares and General Escrow Cash) and Section 2.8 (regarding the withholding of IP Escrow Shares and IP Escrow Cash).

(b) Company Certificates. As soon as reasonably practicable (but in any event within 10 business days) after the Effective Time, the Acquiror shall cause to be mailed to each holder of record of Company Capital Stock that was outstanding immediately prior to the Effective Time (the certificates evidencing such securities being “Company Certificates”) and which were converted into the right to receive shares of Acquiror Common Stock and cash pursuant to Section 2.4(b) the following: (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to Acquiror and shall be in such form and have such other provisions as Acquiror may reasonably specify and contain an agreement to be bound by the indemnification provisions hereof); and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for the number of shares of Acquiror Common Stock and amount of cash specified in this Article 2. Upon surrender of a Company Certificate for cancellation or upon delivery of an affidavit of lost certificate and an indemnity or bond in form and substance reasonably satisfactory to Acquiror (the “Affidavit”) (together with any required Form W-9 or Form W-8) to Acquiror, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, Acquiror shall issue or cause to be issued to each tendering holder of a Company Certificate or an Affidavit (each, a “Tendering Company Holder”) the number of shares of Acquiror Common Stock and amount of cash to which such Tendering Company Holder is entitled pursuant to Section 2.4(b), subject to the provisions of Section 2.4(c) (regarding rights of holders of Dissenting Shares), Section 2.4(e) (regarding the continuation of vesting and repurchase rights), Section 2.7 (regarding the withholding of General Escrow Shares and General Escrow Cash) and Section 2.8 (regarding the withholding of IP Escrow Shares and IP Escrow Cash). Until Company Certificates are surrendered or an Affidavit is delivered pursuant to this Section 2.9(b), such Company Certificates shall be deemed, for all purposes, to evidence ownership of the number of shares of Acquiror Common Stock and amount of cash which Company Capital Stock shall have been converted pursuant to Section 2.4(b), subject to the provisions of Section 2.4(c) (regarding rights of holders of Dissenting Shares), Section 2.4(e) (regarding the continuation of vesting and repurchase rights), Section 2.7 (regarding the withholding of General Escrow Shares and General Escrow Cash) and Section 2.8 (regarding the withholding of IP Escrow Shares and IP Escrow Cash).

(c) Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions declared or made after the Effective Time of the First Merger with respect to Acquiror Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate with respect to the shares of Acquiror Common Stock represented thereby until the holder of record of such Company Certificate shall surrender such Company Certificate as provided in this Section 2.9. Following surrender of any such Company Certificate, there shall be paid to the record holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Acquiror Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Acquiror Common Stock.

(d) Company Stock Transfer Books. All shares of Acquiror Common Stock and cash issued upon the surrender for exchange of shares of Company Capital Stock in accordance with the terms of this Agreement shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock. After the Effective Time of the First Merger, there shall be no further registration of transfers on the stock transfer books of the Company or its transfer agent of any Company Capital Stock that was outstanding immediately prior to the Effective Time of the First Merger. If, after the Effective Time of the First Merger, any Company Certificates or Affidavits are presented for any reason, they shall be cancelled and exchanged as provided in this Section 2.9.

(e) No Liability of Acquiror. Neither Acquiror nor the Surviving Corporation shall be liable to any holder of shares of Company Capital Stock for any amount delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law. Notwithstanding anything to the contrary contained herein, if any Company Certificate has not been surrendered prior to the fifth anniversary of the Effective Time of the First Merger (or immediately prior to such earlier date on which the First Merger consideration contemplated by this Agreement in respect of such Company Certificate would otherwise escheat to or become the property of any Governmental Authority), any amounts payable in respect of such Company Certificate shall, to the extent permitted by Applicable Law, become the property of Acquiror, free and clear of all claims or interests of any Person previously entitled thereto. Acquiror shall be entitled to rely without inquiry or investigation on the information contained in the Spreadsheet and shall make the payments and distributions contemplated by Article 2 and Article 3 in accordance with such information, and neither Acquiror nor the Surviving Corporation shall have any liability to any Person for making such payments and distributions in accordance with such information.

2.10 Tax Consequences, Withholding and Reporting; Accounting Treatment.

(a) Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code. By executing this Agreement, the parties intend to adopt a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g). The Company and, by virtue of the Company Stockholders approving the Merger, this Agreement and the other transactions or agreements contemplated hereby, the Company Stockholders, acknowledge that the Company and the Company Stockholders are relying solely on their own tax advisors in connection with the Merger, this Agreement and the other transactions or agreements contemplated hereby.

(b) Tax Withholding. Acquiror or Acquiror’s agents shall be entitled to deduct and withhold from any shares or cash otherwise distributable pursuant to this Agreement to any Company Stockholder, the amounts required to be deducted and withheld under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company Stockholder in respect of whom such deduction and withholding was made.

(c) Tax Reporting. The Representative shall provide Acquiror with certified tax identification numbers for each of the Effective Time Holders by furnishing appropriate original Form W-9 (or Form W-8, in the case of non-U.S. persons) and other forms and documents that Acquiror may reasonably request (collectively, “Tax Reporting Documentation”) within 30 calendar days after the Closing Date (to the extent such Tax Reporting Documentation has not already been furnished by a Tendering Company Holder with its letter of transmittal pursuant to Section 2.9(b)). The parties hereto understand that, if such Tax Reporting Documentation is not so certified to Acquiror shall be required by the Code to withhold a portion of any interest or other income earned on the investment of monies or other property held by Acquiror pursuant to this Agreement.

(d) Accounting Treatment. The parties intend that the Merger be treated as a purchase for accounting purposes.

2.11 Adjustments for Capital Changes. Any provision of this Agreement shall be adjusted to appropriately reflect any stock split, stock dividend, reverse stock split, combination, recapitalization or other similar event affecting Acquiror Common Stock or Company Capital Stock and shall be reflected in an updated Spreadsheet as appropriate.

2.12 Further Assurances. If, at any time before or after the Effective Time, Acquiror reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement at or after the Effective Time, then the Company, Acquiror, the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper deeds, assignments, instruments and assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE 3

EARNOUT

3.1 First Booking Earnout. On the forty-fifth calendar day (or next business day if such calendar day is not a business day) (“First Booking Earnout Distribution Date”) after the first booking (as defined in the Bookings Guidelines) of at least one or more copies of the initial Company Product (“Initial Company Product”) (as defined in the technical specifications set forth in the Product Development Roadmap substantially in the form attached hereto as Exhibit E, as amended from time to time by written consent of Acquiror and the Representative (the “Product Roadmap”)) which is or are (a) in excess of an aggregate of $300,000 (after counting the dollar value of any preceding bookings of the Company Product) and (b) involves a top 100 semiconductor company (as ranked by Dataquest or a comparable independent market research firm) or an existing Acquiror customer doing a tape-out in TSMC/IBM 90 nm technology, Acquiror shall distribute to the Effective Time Holders, at their respective addresses and in accordance with their respective Pro Rata Shares set forth in the Spreadsheet, (x) $10,000,000 in Acquiror Common Stock (the “First Booking Stock Earnout”) and (y) $10,000,000 in cash (the “First Booking Cash Earnout” and collectively with the First Booking Stock Earnout, the “First Booking Earnout”). The number of shares of Acquiror Common Stock to be issued as the First Booking Stock Earnout shall be determined by dividing (i) the amount of the First Booking Stock Earnout by (ii) the First Booking Stock Price. In the event that the first booking of the Initial Company Product (satisfying the criteria set forth in the immediately preceding clauses (a)-(b) of this Section 3.1) has not occurred by the specific date therefor set forth in the Product Roadmap, then the base salaries of the individuals who are parties to the Employment Offer Letters shall be reduced by the amounts set forth in their respective Employment Offer Letters until such first booking of the Initial Company Product has occurred. Following the Closing, Acquiror shall fund the operations of the Surviving Corporation according to the Post-Closing Operating Budget and Headcount Plan substantially in the form attached hereto as Exhibit F, as amended from time to time by written consent of Acquiror and the Representative (“Operating Plan”). From the Closing Date until March 31, 2009, (i) Acquiror will fund the Operating Plan according to the headcount and expense metrics set forth therein, and will provide such support as is reasonably necessary to help enable achievement of the Technical Milestones in the Product Roadmap and (ii) Acquiror will provide reasonable levels of sales and marketing support for Company Products on the Product Roadmap in light of market demand, customer requirements, product life cycles, product sales, product margins, competitive concerns and other relevant considerations.

3.2 Subsequent Booking Earnout. On the forty-fifth calendar day (or next business day if such calendar day is not a business day) (“Subsequent Booking Earnout Distribution Date”) after the completion of each series of two consecutive fiscal quarters of Acquiror (“Subsequent Booking Earnout Period”), beginning with the fiscal quarter in which the Closing occurs and ending with the fiscal quarter ending March 31, 2009 (it being understood that if this entire period encompasses an odd number of fiscal quarters of Acquiror that the first Subsequent Booking Earnout Period shall consist of three consecutive fiscal quarters), Acquiror shall distribute to the Effective Time Holders, at their respective addresses and in accordance with their respective Pro Rata Shares set forth in the Spreadsheet, ************ of bookings (as defined in the Bookings Guidelines) of Company Products (as specified in the Product Roadmap and the Bookings Guidelines) during the Subsequent Booking Earnout Period (it being understood that such calculation shall include bookings attributable to customer purchase orders or contracts executed prior to March 31, 2009, even if the duration of a particular purchase order or contract extends beyond March 31, 2009), (a) ***** in Acquiror Common Stock (the “Subsequent Booking Stock Earnout”) and (b) ***** in cash (the “Subsequent Booking Cash Earnout” and collectively with the Subsequent Booking Stock Earnout, the “Subsequent Booking Earnout”). The number of shares of Acquiror Common Stock to be issued for a particular Subsequent Booking Stock Earnout shall be determined by dividing (i) the amount of the Subsequent Booking Stock Earnout by (ii) the Average Acquiror Stock Price for the period ending on (and including) the trading day that is three trading days prior to the applicable Subsequent Booking Earnout Distribution Date. The calculation of the amount of bookings of Company Products attributable to a particular order or contract shall be determined according to the Bookings Calculation Guidelines substantially in the form attached hereto as Exhibit G, as amended from time to time by written consent of Acquiror and the Representative (“Bookings Guidelines”).

*	Confidential treatment has been requested for the asterisked portions of this exhibit (above), which portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

3.3 Limitations on Earnout.

(a) Dollar Limitation. In no event shall the aggregate Subsequent Booking Earnouts (including any amount of recoveries against the Subsequent Booking Earnouts made pursuant to Article 12) exceed $95,000,000 (with shares of Acquiror Common Stock included in Subsequent Booking Earnouts valued in the manner set forth in Section 3.2 with respect to the respective distribution dates thereof).

(b) Milestone Limitation. In the event that any technical milestone, as described in the Product Roadmap (“Technical Milestone”), is not achieved on or before the scheduled date set forth in the Product Roadmap for such Technical Milestone (“Milestone Schedule Date”), then (i) all Subsequent Booking Earnout earned after such Milestone Schedule Date through the Milestone Schedule Date for the next scheduled Technical Milestone in the Product Roadmap (or in the event that the Technical Milestone in question is the last scheduled Technical Milestone in the Product Roadmap, through March 31, 2009) shall be withheld by Acquiror and none of such Subsequent Booking Earnout shall be distributed by Acquiror to the Effective Time Holders unless such Technical Milestone is achieved, (ii) if such Technical Milestone is achieved on or prior to March 31, 2009, then such withheld Subsequent Booking Earnout shall (subject to any other rights of Acquiror hereunder) be distributed by Acquiror to the Effective Time Holders on the Subsequent Booking Earnout Distribution Date following the Subsequent Booking Earnout Period in which such Technical Milestone is achieved (with the number of shares to be distributed determined in the manner set forth in Section 3.2), and (iii) if such Technical Milestone is not achieved on or prior to March 31, 2009, then such withheld Subsequent Booking Earnout shall be forfeited by the Effective Time Holders and shall not be distributed or reallocated to any Company Securityholders. The Representative shall notify Acquiror’s President (in the manner set forth in Section 13.9) as soon as reasonably practicable after he believes that a Technical Milestone has been achieved. After receipt of such a notice from the Representative, Acquiror’s President shall, in consultation with the management and technical staff of Acquiror (including technical staff working on the Company Products), determine whether he agrees that such Technical Milestone has been achieved and shall notify the Representative (in the manner set forth in Section 13.9) of his determination as soon as reasonably practicable. If the Representative objects to such determination, Acquiror and the Representative shall resolve such conflict in accordance with the procedures set forth in Section 12.8, and no portion of such Subsequent Booking Earnout shall be distributed to the Effective Time Holders until following the resolution of such conflict. Notwithstanding the foregoing, if a Technical Milestone is achieved in all material respects, but there exists a failure to conform with a specific element or elements of any such Technical Milestone which failure does not result in either (x) a material degradation of the functionality of such element or elements of the Company Product from that contemplated by the Product Roadmap or (y) a material decrease in the overall marketability of such Company Product relative to that contemplated by the Product Roadmap, then such failure will not be deemed a non-achievement of the Technical Milestone.

(c) Share Limitation. In no event shall the aggregate number or voting power of shares of Acquiror Common Stock issued or issuable as Initial Stock Consideration, First Booking Stock Consideration or Subsequent Booking Stock Consideration ever exceed 19.9% of the number of shares or voting power of Acquiror outstanding immediately prior to the Effective Time of the First Merger (as calculated and determined according to Applicable Law and the rules and regulations of the NASDAQ Stock Market); provided, that Acquiror shall substitute cash for shares otherwise issuable pursuant to the terms hereof in excess of such limit (even if doing so would cause the Merger to fail to qualify as a tax-deferred “reorganization” under the Code), unless the Representative agrees on behalf of the Effective Time Holders to forfeit the amount of cash that would result in the loss of such tax-deferred treatment.

(d) No Fractional Shares. No fraction of a share of Acquiror Common Stock shall be issued as part of the First Booking Stock Earnout or Subsequent Booking Stock Earnout, but in lieu thereof each Effective Time Holder otherwise entitled to a fraction of a share of Acquiror Common Stock shall be entitled to receive an amount of cash determined by multiplying (i) the Average Acquiror Stock Price for the period ending on the trading day that is three trading days prior to the date of issuance of the First Booking Stock Earnout or Subsequent Booking Stock Earnout, as the case may be, by (ii) the fractional share interest to which such holder would otherwise be entitled. Acquiror shall be deemed to have purchased all such fractional interests which it has distributed cash in lieu of (rounded down to the nearest whole share after aggregating all such fractional interests).

(e) Earnout with Respect to Unvested Company Shares. Notwithstanding any provision in this Agreement to the contrary, the First Booking Earnout and Subsequent Booking Earnouts, if any, that are issuable with respect to Unvested Company Shares surrendered in the First Merger shall remain subject to the repurchase option, vesting schedule or other condition applicable to the Unvested Acquiror Shares and Unvested Acquiror Cash issued in exchange for such Unvested Company Shares, determined as if the First Booking Earnout and Subsequent Booking Earnouts were issued as Unvested Acquiror Shares and Unvested Acquiror Cash at the Effective Time of the First Merger and then continued to vest (assuming vesting by virtue of continuous service to the Surviving Corporation or Acquiror or by acceleration pursuant to the terms of the applicable Employment Offer Letter) until the First Booking Earnout Distribution Date or Subsequent Booking Earnout Distribution Date, as applicable. For purposes of clarifying the foregoing, if at the time a First Booking Earnout or Subsequent Booking Earnout is distributed with respect to formerly outstanding Unvested Company Shares, the Acquiror Common Stock and cash comprising such First Booking Earnout or Subsequent Booking Earnout (i) would have remained subject to a repurchase option, vesting schedule or other condition had the Acquiror Common Stock and cash been issued as Unvested Acquiror Shares and Unvested Acquiror Cash at the Effective Time of the First Merger, then such First Booking Earnout or Subsequent Booking Earnout shall likewise be subject to such repurchase option, vesting schedule or other condition as of the time of such distribution and shall continue to vest in accordance with the remainder of the applicable vesting schedule; (ii) would have been vested as of the time of such distribution had the Acquiror Common Stock and cash been issued as Unvested Acquiror Shares and Unvested Acquiror Cash at the Effective Time of the First Merger, then such First Booking Earnout or Subsequent Booking Earnout shall likewise be vested as of the time of the distribution and shall not be subject to further vesting; and (iii) would have been forfeited to Acquiror or the Surviving Corporation due to a termination of the Effective Time Holder’s employment (unless any Employment Offer Letter provides otherwise) or any other reason had the Acquiror Common Stock and cash been issued as Unvested Acquiror Shares and Unvested Acquiror Cash at the Effective Time of the First Merger, then such First Booking Earnout or Subsequent Booking Earnout shall be forfeited, shall not be distributed to such Effective Time Holder, and shall not be reallocated to any other Company Securityholders.

Any First Booking Earnout or Subsequent Booking Earnout which shall continue to be subject to a repurchase option, vesting schedule or other condition as of the time of distribution pursuant to this Section 3.3(d) shall be withheld by Acquiror and paid without interest to the applicable Effective Time Holders upon the vesting of such First Booking Earnout or Subsequent Booking Earnout (assuming vesting by virtue of continuous service to the Surviving Corporation or Acquiror or by acceleration pursuant to the terms of the applicable Employment Offer Letter).

(f) Indemnification Claims. If, in accordance with the provisions of Section 12.3(a)-(b), prior to the date scheduled for payment of the First Booking Earnout or any Subsequent Booking Earnout (but in no event later than the third anniversary of the Effective Time of the First Merger), Acquiror delivers a Notice of Claim (as defined in Article 12 and as limited by Section 12.3) to the Representative specifying that any earned but unpaid First Booking Earnout or Subsequent Booking Earnout is necessary to satisfy a Claim (as defined in Article 12 and as limited by Section 12.3) for Damages (as defined in Article 12) for which Acquiror may seek indemnification pursuant to Section 12.3(a)-(b) and such Claim remains unresolved, unsatisfied or disputed as of the date scheduled for payment of the earnout, then Acquiror shall (subject to the limitations of Section 12.3(a)-(b)) retain possession and custody of that amount of First Booking Stock Earnout, First Booking Cash Earnout, Subsequent Booking Stock Earnout or Subsequent Booking Cash Earnout, as applicable (with shares of Acquiror Common Stock retained being deemed to have a per share value determined in the manner set forth in Section 12.3(d)) that equals the total maximum amount of Damages then being claimed by Acquiror Indemnified Persons in all such unresolved, unsatisfied or disputed Claims, and within 10 business days following resolution of all such Claims, Acquiror shall release to the Effective Time Holders, at their respective addresses and in accordance with their respective Pro Rata Shares of the First Booking Stock Earnout, First Booking Cash Earnout, Subsequent Booking Stock Earnout or Subsequent Booking Cash Earnout, as applicable, all remaining First Booking Stock Earnout, First Booking Cash Earnout, Subsequent Booking Stock Earnout or Subsequent Booking Cash Earnout, as applicable, if any, not required to satisfy such Claims for which Acquiror may seek indemnification pursuant to Section 12.3(a)-(b). Such releases of First Booking Cash Earnout and Subsequent Booking Cash Earnout shall be made by check. If the number of First Booking Stock Earnout or Subsequent Booking Stock Earnout shares to be distributed to any Effective Time Holder is not evenly divisible by one, Acquiror shall round down the number of shares to be distributed to the nearest whole share. In lieu of the fractional interest not distributed, Acquiror shall distribute to such Effective Time Holder cash in an amount (rounded to the nearest whole cent) equal to the product of (i) such fractional interest and (ii) the Average Acquiror Price (determined in the manner set forth in Section 12.3(d)). The payment of any First Booking Stock Earnout or Subsequent Booking Stock Earnout in satisfaction of any indemnification obligations under and in accordance with Article 12 shall be made, with respect to each Effective Time Holder, first with Vested Acquiror Shares and then, if such shares are insufficient to satisfy such indemnification obligation and only to the extent of such insufficiency, shall such payment be made with Unvested Acquiror Shares. The payment of any First Booking Cash Earnout or Subsequent Booking Cash Earnout in satisfaction of any indemnification obligations under and in accordance with Article 12 shall be made, with respect to each Effective Time Holder, first with Vested Acquiror Cash and then, if such cash is insufficient to satisfy such indemnification obligation and only to the extent of such insufficiency, shall such payment be made with Unvested Acquiror Cash.

(g) Bookings Policy. Orders or contracts for Company Products will qualify as bookings for purposes of this Article 3 in accordance with the Bookings Guidelines.

(h) Earnout Rights Not Transferable. No portion of the First Booking Earnout or any Subsequent Booking Earnout may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by an Effective Time Holder or be taken or reached by any legal or equitable process in satisfaction of any debt or other liability of such holder, prior to the distribution to such holder of such First Booking Earnout or Subsequent Booking Earnout in accordance with this Agreement.

3.4 Earnout Distributions.

(a) Earnout Notice. Within 10 calendar days following the end of each Subsequent Booking Earnout Period (or in the case of the First Booking Earnout, the date of the first booking(s) of copy(ies) of the Initial Company Product satisfying the conditions set forth in clauses (a)-(b) of Section 3.1), Acquiror shall deliver to the Representative a memorandum (the “Earnout Notice”) (i) stating the dollar value of the shares of Acquiror Common Stock and cash to be distributed with respect to such Subsequent Booking Earnout Period (or First Booking Earnout Period) and (ii) specifying in reasonable detail Acquiror’s calculation of such dollar value and, if applicable under Article 12, any proposed recovery for Damages. All distributions of First Booking Earnout and Subsequent Booking Earnout amounts will be subject to applicable tax withholding.

(b) Representative Objection. The Representative shall, within 10 calendar days after delivery of the Earnout Notice, deliver to Acquiror in writing any objection thereto. Any such objection shall be in reasonable detail and include the specific component or components of Acquiror’s earnout calculation or proposed set off in dispute. To the extent not specifically and expressly disputed in a timely manner, Acquiror’s earnout calculation and proposed set off shall be conclusive and binding on the Representative and the Effective Time Holders. If the Representative objects in writing to Acquiror’s earnout calculation or proposed set off prior to the expiration of such 10 calendar day period, no portion of the First Booking Earnout or Subsequent Booking Earnout, as the case may be, shall be distributed to the Effective Time Holders or set off against by Acquiror, and Acquiror and the Representative shall resolve such conflict in accordance with the procedures set forth in Section 12.8 for Contested Claims (as defined in Section 12.8).

(c) Earnout as Merger Consideration. Any First Booking Earnout or Subsequent Booking Earnout payable to the Effective Time Holders pursuant to this Article 3 will not constitute compensation for services but rather will constitute part of the consideration for the Company Capital Stock acquired by Acquiror in the Merger; provided, however, that a portion of the First Booking Cash Earnout and/or Subsequent Booking Cash Earnout shall be treated as imputed interest for the First Booking Earnout and/or Subsequent Booking Earnout to the extent required under the Code.

(d) Access to Information. Acquiror agrees to provide promptly all information as reasonably requested by the Representative or its advisor or agent, and to make available for inspection and review to the Representative or its advisor or agent, during regular business hours upon reasonable prior notice, the books and records of Acquiror relating to the Company Business, in each case reasonably relevant to the determination of whether the conditions to the distribution of First Booking Earnout or Subsequent Booking Earnout have been satisfied and the calculation of First Booking Earnout or Subsequent Booking Earnout amounts. Access to such information, books and records will be conditioned upon execution by the Representative and its designated advisors and agents of a confidentiality agreement acceptable to Acquiror. Acquiror shall maintain financial books and records reasonable necessary to support and document the determination of whether the conditions to the distribution of First Booking Earnout or Subsequent Booking Earnout have been satisfied and the calculation of First Booking Earnout and Subsequent Booking Earnout amounts.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in a numbered or lettered section of the disclosure letter of the Company addressed to Acquiror, dated as of the Agreement Date and delivered to Acquiror concurrently with the parties’ execution of this Agreement (the “Company Disclosure Letter”) referencing a representation or warranty herein (each of which exceptions, in order to be effective, shall indicate the section and, if applicable, the subsection of this Article 4 to which it relates (unless and to the extent the relevance to other representations and warranties is reasonably apparent from the face of the disclosed exception), and each of which exceptions shall also be deemed to be representations and warranties made by the Company under this Article 4), the Company represents and warrants to Acquiror as follows. The Company shall be entitled to deliver an update to the Company Disclosure Letter (“Disclosure Letter Update”) to Acquiror no later than two business days prior to the Closing Date which discloses solely events or occurrences which first arise between the date of this Agreement and the date of such Disclosure Letter Update. Each of the exceptions disclosed in such Disclosure Letter Update (a) shall reference a representation or warranty herein, (b) shall also be deemed to be representations and warranties made by the Company under this Article 4, and (iii) in order to be effective, shall (i) indicate the section and, if applicable, the subsection of this Article 4 to which it relates (unless and to the extent the relevance to other representations and warranties is reasonably apparent from the face of the disclosed exception), and (ii) shall not cause any of the representations made by the Company under this Article 4 (as modified by the Company Disclosure Letter) to be untrue in any material respect or disclose any material Liability.

4.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has continuously been in good standing under the laws of the State of Delaware at all times since its inception. The Company has the corporate power and authority to own, operate and lease its properties and to carry on the Company Business. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary (each such jurisdiction being listed on Schedule 4.1 of the Company Disclosure Letter). The Company has delivered to Acquiror’s legal counsel true and complete copies of the currently effective Certificate of Incorporation and Bylaws of the Company, each as amended to date. The Company is not in violation of its Certificate of Incorporation or Bylaws, each as amended to date.

4.2 Subsidiaries. The Company does not have any Subsidiary or any equity or ownership interest (or any interest convertible or exchangeable or exercisable for, any equity or ownership interest), whether direct or indirect, in any Person. The Company is not obligated to make nor is it bound by any agreement or obligation to make any investment in or capital contribution in or on behalf of any other Person.

4.3 Power, Authorization and Validity.

(a) Power and Authority. Subject to approval of the Merger and the adoption of this Agreement by (i) holders of a majority of the outstanding shares of Company Common Stock and Company Series A Stock (voting together as a single voting class on an as-converted to Company Common Stock basis), (ii) holders of a majority of the outstanding shares of Company Series A Stock (voting as a separate voting class) and (iii) holders of a majority of the outstanding shares of Company Common Stock (voting as a separate voting class) (the “Company Stockholder Approval”), the Company has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Company Ancillary Agreements and to consummate the Merger. The Merger and the execution, delivery and performance by the Company of this Agreement, each of the Company Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby, have been duly and validly approved and authorized by the Company’s Board of Directors. The Company and the Company Stockholders listed on Exhibit B-1 have executed and delivered to Acquiror the Voting Agreement under which such Company Stockholders have agreed to vote their shares of Company Stock in favor of the Merger and the execution, delivery and performance by the Company of this Agreement, each of the Company Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby, which votes are sufficient to obtain the Company Stockholder Approval.

(b) No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, or any other Person, governmental or otherwise, is necessary or required to be made or obtained by the Company to enable the Company to lawfully execute and deliver, enter into, and perform its obligations under this Agreement and each of the Company Ancillary Agreements or to consummate the Merger, except for (i) the filing of the Certificates of Merger with the Delaware Secretary of State and (ii) the Company Stockholder Approval.

(c) Enforceability. This Agreement has been duly executed and delivered by the Company. This Agreement and each of the Company Ancillary Agreements are, or when executed by the Company shall be, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

4.4 Capitalization of the Company.

(a) Authorized and Outstanding Capital Stock of the Company. The authorized capital stock of the Company consists solely of 33,000,000 shares of Company Common Stock and 7,000,000 shares of Company Series A Stock. A total of 15,303,220 shares of Company Common Stock and 5,925,329 shares of Company Series A Stock are issued and outstanding as of the Agreement Date. Each share of Company Series A Stock is convertible into one share of Company Common Stock. All issued and outstanding shares of Company Series A Stock converted into shares of Company Common Stock prior to the Effective Time shall have been converted in accordance with Applicable Law, the Company’s Certificate of Incorporation and applicable Contracts. Schedule 4.4(a) of the Company Disclosure Letter sets forth, for issued and outstanding shares of Company Capital Stock, (i) the name of each Company Stockholder, (ii) the numbers and kind of shares of Company Capital Stock held by each Company Stockholder, (iii) the purchase price per share of such Company Capital Stock, (iv) the vesting schedule, if any, for such Company Capital Stock (and the terms of the Company’s rights to repurchase any Unvested Company Shares), (v) the extent such Company Capital Stock is vested and unvested as of the Agreement Date, (vi) whether the vesting of such Company Capital Stock shall be accelerated in any manner by any of the transactions contemplated by this Agreement or upon any other event or condition and the extent of acceleration, if any, and (vii) whether an election under Section 83(b) of the Code with respect to such Company Capital Stock has been timely filed with the Internal Revenue Service. No shares of Company Capital Stock are issued or outstanding as of the Agreement Date that are not set forth on Schedule 4.4(a) of the Company Disclosure Letter and no such shares shall be issued or outstanding as of the Closing Date that are not set forth on Schedule 4.4(a) of the Company Disclosure Letter, except for shares of Company Common Stock issued pursuant to the exercise of outstanding Company Options listed on Schedule 4.4(b) of the Company Disclosure Letter or pursuant to the conversion of outstanding shares of Company Series A Stock. The Company holds no treasury shares. To the Company’s knowledge, each Company Stockholder has good and marketable title to that number of shares of Company Common Stock and/or Company Preferred Stock as set forth beside such Company Stockholder’s name on Schedule 4.4(a) of the Company Disclosure Letter, free and clear of any Encumbrance. All issued and outstanding shares of Company Stock have been duly authorized and validly issued, are fully paid and nonassessable, were not issued in violation of and are not subject to any right of rescission, right of first refusal or preemptive right, and have been offered, issued, sold and delivered by the Company in compliance with all requirements of Applicable Law and all requirements set forth in applicable Contracts. There is no Liability for dividends accrued and unpaid by the Company.

(b) Options, Warrants and Rights. The Company has reserved an aggregate of 3,635,959 shares of Company Common Stock for issuance pursuant to the Company Option Plan (including shares subject to outstanding Company Options). A total of 15,000 shares of Company Common Stock are subject to outstanding Company Options as of the Agreement Date and no shares of Company Common Stock will be subject to outstanding Company Options as of the Closing Date. Schedule 4.4(b) of the Company Disclosure Letter sets forth, for each issued and outstanding Company Option, (i) the name of the holder of such Company Option, (ii) the exercise price per share of such Company Option, (iii) the number of shares covered by such Company Option, (iv) the vesting schedule for such Company Option, (v) the extent such Company Option is vested and unvested as of the Agreement Date, (vi) whether such Company

Option is an incentive stock option or non-statutory stock option under the Code, (vii) whether the vesting of shares subject to such Company Option shall be accelerated in any manner by any of the transactions contemplated by this Agreement or upon any other event or condition and the extent of acceleration, if any, and (viii) whether such Company Option was granted under the Company Option Plan. The terms of the Company Option Plan permit the early exercise of Company Options for Company Common Stock as provided in this Agreement, without the consent or approval of the holders of such Company Options, the Company Stockholders or otherwise and without acceleration of the exercise schedule or vesting provisions in effect for such Company Options. Correct and complete copies of the Company Option Plan, the standard agreement under the Company Option Plan, and each agreement for each Company Option that does not conform to the standard agreement under the Company Option Plan have been delivered by the Company to Acquiror’s legal counsel. All Company Options have been issued and granted in compliance with Applicable Law and all requirements set forth in applicable Contracts. On the Closing Date, the Company Plan and the Company Options and any other direct or indirect rights to acquire shares of Company Capital Stock shall be terminated without further obligation or Liability of the Company, Acquiror or the Surviving Corporation.

(c) No Other Rights. Except for Company Options and the conversion rights of the Company Series A Stock, there are no stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or Contracts outstanding to purchase or otherwise acquire any shares of Company Capital Stock or any securities or debt convertible into or exchangeable for Company Capital Stock or obligating the Company to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract. There are no voting agreements, registration rights, rights of first refusal, preemptive rights, co-sale rights or other restrictions applicable to any outstanding securities of the Company.

4.5 No Conflict. Neither the execution and delivery of this Agreement or any of the Company Ancillary Agreements by the Company, nor the consummation of the Merger or any other transaction contemplated hereby or thereby, shall conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default under: (a) any provision of the Certificate of Incorporation or Bylaws of the Company, each as currently in effect; (b) any Applicable Law applicable to the Company or any of its assets or properties; or (c) any Contract to which the Company is a party or by which the Company or any of its assets or properties are bound. Neither the Company’s entering into this Agreement nor the consummation of the Merger or the transactions contemplated thereby shall give rise to, or trigger the application of, any rights of any third party that would come into effect upon the consummation of the Merger. The consummation of the Merger by the Company shall not require the consent, release, waiver or approval of any third party (including the consent of any party required to be obtained in order to keep any agreement between such party and the Company in effect following the Merger or to provide that the Company is not in breach or violation of any such agreement following the Merger), other than the Company Stockholder Approval.

4.6 Litigation.

(a) There is no action, suit, arbitration, mediation, proceeding, claim or investigation pending against the Company (or against any officer, director or employee of the Company in their capacity as such or relating to their employment, services or relationship with the Company) before any Governmental Authority, arbitrator or mediator, nor, to the knowledge of the Company, has any such action, suit, arbitration, mediation, proceeding, claim or investigation been threatened. There is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against the Company. To the Company’s knowledge, there is no basis for any person to assert a claim against the Company based upon: (i) the Company’s entering into this Agreement or any Company Ancillary Agreement or consummating the Merger or any of the transactions contemplated by this Agreement or any Company Ancillary Agreement; or (ii) a claim of ownership of, or options, warrants or other rights to acquire ownership of, any shares of Company Capital Stock or any rights as a Company securityholder, including any option, warrant, preemptive right or right to notice or to vote, other than the rights of the Company Stockholders with respect to the Company Stock shown as being owned by such Persons on Schedule 4.4(a) of the Company Disclosure Letter and the rights of Company Optionholders with respect to the Company Options shown as being owned by such Persons on Schedule 4.4(b) of the Company Disclosure Letter. Neither the Company nor any Subsidiary has any action, suit, arbitration, mediation, proceeding, claim or investigation pending against any Governmental Authority or other Person.

(b) The Company has not received written notice of any matter that would reasonably be expected to give rise to any indemnity claim under Section 8.5, except as set forth in Schedule 4.6(b) of the Company Disclosure Letter.

4.7 Taxes. The Company (and any consolidated, combined, unitary or aggregate group for tax purposes of which the Company is or has been a member), (a) has properly completed and timely filed all foreign, federal, state, local and municipal tax and information returns (the “Returns”) required to be filed by it, (b) has timely paid all taxes required to be paid by it for which payment was due, (c) has established an adequate accrual or reserve in accordance with GAAP for the payment of all taxes payable in respect of the periods or portions thereof prior to the Balance Sheet Date (which accrual or reserve as of the Balance Sheet Date is fully reflected on the Company Balance Sheet), (d) has made all necessary estimated tax payments, and (e) has no Liability for taxes in excess of the amount so paid or accruals or reserves so established except for taxes subsequent to the Balance Sheet Date incurred in the ordinary course of business. All such Returns are true, correct and complete, and the Company has provided Acquiror with correct and complete copies of such Returns. The Company is not delinquent in the payment of any tax or in the filing of any Returns, and no deficiencies for any tax have been threatened, claimed, proposed or assessed against the Company or any of its officers, employees or agents in their capacity as such. The Company has not received any written notification from the Internal Revenue Service or any other taxing authority regarding any material issues that (a) are currently pending before the Internal Revenue Service or any other taxing agency or authority (including any sales or use taxing authority) regarding the Company, or (b) have been raised by the Internal Revenue Service or other taxing agency or authority and not yet finally resolved. No Return of the Company is under audit by the Internal Revenue Service or any other taxing agency or authority and any such past audits (if any) have been completed and fully resolved to the satisfaction of the applicable taxing agency or authority conducting such audit and all taxes determined by such audit to be due from the Company have been paid in full to the applicable taxing agencies or authorities. No tax liens are currently in effect against any of the assets of the Company other than liens that arise by operation of law for taxes not yet due and payable. There is not in effect any waiver by the Company of any statute of limitations with respect to any taxes nor has the Company agreed to any extension of time for filing any Return that has not been filed. The Company has not consented to extend to a date later than the Agreement Date the period in which any tax may be assessed or collected by any taxing agency or authority. The Company has complied (and until the Closing Date will comply) with all Applicable Law relating to the payment and withholding of taxes (including withholding of taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper taxing agencies and authorities all amounts required to be so withheld and paid over under all Applicable Law (including Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act and relevant state income and employment tax withholding laws), including federal and state income taxes, and has timely filed all withholding tax Returns. The Company is not a party to or bound by any tax sharing, tax indemnity, or tax allocation agreement nor does the Company have any liability or potential liability to another party under any such agreement. The Company has not filed any disclosures under Section 6662 of the Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any tax reporting position taken on any Return. The Company has not consummated, has not participated in, and is not currently participating in any transaction which was or is a “tax shelter” transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder. The Company has never been a member of a consolidated, combined, unitary or aggregate group of which the Company was not the ultimate parent corporation. The Company has no liability for the taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law) as a transferee or successor, by contract or otherwise. Neither the Company, nor any “dual resident corporation” (within the meaning of Section 1503(d) of the Code) in which the Company is considered to hold an interest, has incurred a dual consolidated loss within the meaning of Section 1503 of the Code. The Company is not a “personal holding company” within the meaning of the Code. The Company has never been a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the Internal Revenue Service all statements, if any, which are required under Section 1.897-2(h) of the Treasury Regulations. The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (a) in the two years prior to the Agreement Date or (b) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

4.8 Company Financial Statements. Schedule 4.8 of the Company Disclosure Letter includes the Company Financial Statements. The Company Financial Statements: (a) are derived from and are in accordance with the books and records of the Company; (b) fairly present the financial condition of the Company at the dates therein indicated and the results of operations and cash flows of the Company for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount); (c) complied as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates, and (d) have been prepared in accordance with GAAP applied on a basis consistent with prior periods (except that the unaudited financial statements do not have notes thereto). The Company has no Liability, except for those (a) shown on the Company Balance Sheet and (b) that were incurred after the Balance Sheet Date in the ordinary course of the Company’s business consistent with its past practices, that (i) are not in excess of $10,000, either individually or collectively, (ii) do not result from any breach of Contract, tort or violation of law, and (iii) are not required to be set forth in the Balance Sheet under GAAP. All reserves established by the Company that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP and are adequate. At the Balance Sheet Date, there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the Company Balance Sheet as required by said Statement No. 5.

4.9 Title to Properties. The Company has good and marketable title to all of its assets and properties (including those shown on the Company Balance Sheet), free and clear of all Encumbrances, other than Permitted Encumbrances. Such assets include all of the assets that are not Intellectual Property necessary for the continued operation of the Company Business. All properties used in the operations of the Company Business are reflected on the Company Balance Sheet to the extent required under GAAP to be so reflected. All machinery, vehicles, equipment and other tangible personal property owned or leased by the Company or used in the Company Business are (a) in good condition and repair, normal wear and tear excepted, and (b) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business. All leases of real or personal property to which the Company is a party are fully effective and afford the Company valid leasehold possession of the real or personal property that is the subject of the lease. The Company is not in violation of any zoning, building, safety or environmental ordinance, regulation or requirement or other law or regulation applicable to the operation of its owned or leased properties, nor has the Company received any written notice of violation of law with which it has not complied. The Company does not own any real property. Schedule 4.9 of the Company Disclosure Letter sets forth a complete and accurate list of all personal property owned or leased by the Company with an individual value of $5,000 or greater. The Company has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Company Businesses, and the Company has no knowledge of any reason why it will not continue to have such access on commercially reasonable terms.

4.10 Absence of Certain Changes. Since the Balance Sheet Date, the Company has operated its business in the ordinary course consistent with its past practices, and since such date there has not been with respect to the Company any:

(a) Material Adverse Change or any change, event, circumstance, condition or effect that could reasonably be expect to result in a Material Adverse Effect;

(b) amendment or change in its Certificate of Incorporation or Bylaws;

(c) incurrence, creation or assumption of (i) any Encumbrance on any of its assets or properties with a carrying value in excess of $10,000 (other than Permitted Encumbrances), (ii) any Liability or any indebtedness for borrowed money in excess of $10,000, or (iii) any Liability as a guarantor or surety with respect to the obligations of others;

(d) except in connection with the transactions contemplated by this Agreement, acceleration or release of any vesting condition to the right to exercise any option or other right to purchase or otherwise acquire any shares of its capital stock, or any acceleration or release of any right to repurchase shares of its capital stock upon the stockholder’s termination of employment or services with it or pursuant to any right of first refusal;

(e) payment or discharge of any Encumbrance on any of its assets or properties with a carrying value in excess of $10,000, or payment or discharge of any of its Liabilities in excess of $10,000, in each case that was not either shown on the Company Balance Sheet or incurred in the ordinary course of its business consistent with its past practices after the Balance Sheet Date in an amount not in excess of $10,000 for any single Liability to a particular creditor;

(f) purchase, license, sale, grant, assignment or other disposition or transfer, or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer, of any of its material assets (including Company IP Rights (as defined in Section 4.13(a)) and other intangible assets), properties or goodwill other than the sale or nonexclusive license of its products to its customers in the ordinary course of its business consistent with its past practices;

(g) damage, destruction or loss of any material property or material asset, whether or not covered by insurance;

(h) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, its capital stock, or any split, combination or recapitalization of its capital stock or any direct or indirect redemption, purchase or other acquisition of any of its capital stock or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities (other than repurchases of stock in accordance with the Company Option Plan or applicable Contracts in connection with the termination of service of employees or other service providers);

(i) change or increase in the compensation payable or to become payable to any of its officers, directors, employees or consultants, or in any bonus, pension, severance, retention, insurance or other benefit payment or arrangement (including stock awards, stock option grants, stock appreciation rights or stock option grants) made to or with any of such officers, directors, employees or consultants (other than increases in the base salaries of employees who are not officers in an amount that does not exceed 10% of such base salaries);

(j) change with respect to its management, supervisory or other key personnel, any termination of employment of a material number of employees, or any labor dispute or claim of unfair labor practices;

(k) Liability incurred by it to any of its officers, directors or stockholders, except for normal and customary compensation and expense allowances payable to officers in the ordinary course of its business consistent with its past practices;

(l) making by it of any loan, advance or capital contribution to, or any investment in, any of its officers, directors or stockholders or any firm or business enterprise in which any such person had a direct or indirect material interest at the time of such loan, advance, capital contribution or investment;

(m) entering into, amendment of, relinquishment, termination or nonrenewal by it of any Contract, other than in the ordinary course of its business consistent with its past practices, any default by it under such Contract, or any written (or to the Company’s knowledge, oral) indication or assertion by the other party thereto of such other party’s desire to so amend, relinquish, terminate or not renew any such Contract;

(n) material change in the manner in which it extends discounts, credits or warranties to customers or otherwise deals with its customers;

(o) entering into by it of any transaction, contract, agreement, arrangement, commitment or undertaking that by its terms requires or contemplates a current and/or future financial commitment, expense (inclusive of overhead expense) or obligation on its part that involves in excess of $10,000 or that is not entered into in the ordinary course of its business consistent with its past practices, or the conduct of any business or operations other than in the ordinary course of its business consistent with its past practices;

(p) except for the Exclusivity Letter Agreement between Acquiror and the Company dated January 2004, as amended, relating to the transactions contemplated by this Agreement, making or entering into any Contract with respect to any acquisition, sale or transfer of any material asset of the Company;

(q) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) or any revaluation of any of its assets;

(r) any deferral of the payment of any accounts payable other than in the ordinary course of business, consistent with past practices, or in an amount in excess of $10,000, or any discount, accommodation or other concession made other than in the ordinary course of business, consistent with past practices, in order to accelerate or induce the collection of any receivable;

(s) any Contract made by it to take any action that, if taken prior to the Agreement Date, would have made any representation or warranty set forth in this Article 4 untrue or incorrect as of the date when made; or

(t) announcement of, any negotiation by or any entry into any Contract to do any of the things described in the preceding clauses (a) through (s) (other than negotiations and agreements with Acquiror and its representatives regarding the transactions contemplated by this Agreement).

4.11 Contracts, Agreements, Arrangements, Commitments and Undertakings. Schedules 4.11(a)-(q) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company is a party or to which the Company or any of its assets or properties is bound (each a “Company Material Contract”):

(a) any Contract providing for payments (whether fixed, contingent or otherwise) by or to it in an aggregate amount of $10,000 or more;

(b) any dealer, distributor, OEM (original equipment manufacturer), VAR (value added reseller), sales representative or similar Contract under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for any of its products, services or technology;

(c) any Contract providing for the development of any software, content (including textual content and visual, photographic or graphics content), technology or intellectual property for it, or providing for the purchase by or license to it of any software, content (including textual content and visual, photographic or graphics content), technology or intellectual property, which software, content, technology or intellectual property is in any manner used or incorporated (or is contemplated by it to be used or incorporated) in connection with any aspect or element of any product, service or technology of it (other than software generally available to the public at a per copy license fee of less than $1,000 per copy);

(d) any joint venture or partnership Contract that has involved, or is reasonably expected to involve, a sharing of revenues, profits, cash flows, expenses or losses with any other party or a payment of royalties to any other party;

(e) any Contract for or relating to the employment by it of any director, officer, employee or consultant, or any other type of Contract with any of its officers, employees or consultants that is not immediately terminable by it without cost or other Liability, including any contract requiring it to make a payment to any director, officer, employee or consultant on account of the Merger, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement;

(f) any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other Contract for or with respect to the borrowing of money, a line of credit, any currency exchange, commodities or other hedging arrangement, or a leasing transaction of a type required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board;

(g) any lease or other Contract under which it is lessee of or holds or operates any items of tangible personal property or real property owned by any third party;

(h) any Contract that restricts it from engaging in any aspect of its business; from participating or competing in any line of business or market; from freely setting prices for its products, services or technologies (including most favored customer pricing provisions); from engaging in any business in any market or geographic area or that grants any exclusive rights, rights of refusal, rights of first negotiation or similar rights to any party; or from soliciting potential employees, consultants, contractors or other suppliers or customers;

(i) any Company IP Rights Agreement (as defined in Section 4.13(b));

(j) any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of its capital stock or other securities or any options, warrants or other rights to purchase or otherwise acquire any such shares of capital stock, other securities or options, warrants or other rights therefor, except for those Contracts conforming to the standard agreement under the Company Option Plan;

(k) any Contract with any labor union or any collective bargaining agreement or similar Contract with its employees;

(l) any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person;

(m) any Contract providing for indemnification or warranting by it (other than pursuant to its standard customer agreement, the form of which is included in Schedule 4.11(m));

(n) any Contract in which its officers, directors, employees or stockholders or any member of their immediate families is directly or indirectly interested (whether as a party or otherwise);

(o) any Contract pursuant to which it has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise;

(p) any Contract with a Governmental Authority or any Governmental Permit (as defined in Section 4.14(c)); or

(q) any other Contract that is material to it or its business, operations, financial condition, properties or assets.

A true and complete copy of each agreement or document required by these subsections (a)-(q) of this Section 4.11 to be listed on Schedule 4.11 of the Company Disclosure Letter has been delivered to Acquiror’s legal counsel. All Company Material Contracts are in written form.

4.12 No Default; No Restrictions.

(a) The Company has performed all of the material obligations required to be performed by it and is entitled to all material benefits under each Company Material Contract. Each of the Company Material Contracts is in full force and effect. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or to the knowledge of the Company, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would reasonably be expected to (i) become a default or event of default under any Company Material Contract or (ii) give any third party (1) the right to declare a default or exercise any remedy under any Company Material Contract, (2) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Company Material Contract, (3) the right to accelerate the maturity or performance of any obligation of the Company under any Company Material Contract, or (4) the right to cancel, terminate or modify any Company Material Contract. The Company has not received any written, or, to the Company’s knowledge, oral notice or other communication regarding any actual or possible violation or breach of or default under, or intention to cancel or modify, any Company Material Contract. The consummation of the Merger and other transactions contemplated hereby by the Company shall not require the consent, release, waiver or approval of any third party (including the consent of any party required to be obtained in order to keep any Material Contract between such party and the Company in effect following the Merger). The Company has no Liability for renegotiation of government contracts or subcontracts.

(b) Except as listed in Schedule 4.11(h) of the Company Disclosure Letter, the Company is not a party to, and no asset or property of the Company is bound or affected by, any judgment, injunction, order, decree, Contract (noncompete or otherwise) that restricts or prohibits, or purports to restrict or prohibit, the Company or, following the Effective Time of the Second Merger, the Surviving Corporation or Acquiror, from freely engaging in the Company Business or from competing anywhere in the world (including any judgments, injunctions, orders, decrees, Contracts restricting the geographic area in which the Company may sell, license, market, distribute or support any products or technology or provide services or restricting the markets, customers or industries that the Company may address in operating the Company Business or restricting the prices which the Company may charge for its products, technology or services (including most favored customer pricing provisions)), or includes any grants by the Company of exclusive rights or licenses, rights of refusal, rights of first negotiation or similar rights.

4.13 Intellectual Property.

(a) The Company (i) owns and has independently developed or (ii) has the valid right or license to use, possess, develop, sell, license, copy, distribute, market, advertise and/or dispose of, all Intellectual Property used in the conduct of the Current Business, embodied in any Company Product or Service (as defined below), or used in connection with any Company Product or Service as of the Effective Time of the Effective Time of the First Merger (such Intellectual Property being hereinafter collectively referred to as the “Company IP Rights”). Such Company IP Rights are sufficient for such conduct of the Current Business, and for the licensing, sale and distribution of any Company Product or Service (as defined below). As used in this Agreement, “Company-Owned IP Rights” means Company IP Rights that are or are purportedly owned or exclusively licensed to the Company or any Subsidiary; and “Company-Licensed IP Rights” means Company IP Rights that are not Company-Owned IP Rights.

(b) Neither the execution, delivery and performance of this Agreement or the Company Ancillary Agreements nor the consummation of the Merger and the other transactions contemplated by this Agreement and/or by the Company Ancillary Agreements shall, in accordance with their terms: (i) constitute a material breach of or default under any instrument, license or other Contract governing any Company IP Right (collectively, the “Company IP Rights Agreements”); (ii) cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of, any Company IP Right; or (iii) materially impair the right of the Company or the Surviving Corporation to use, possess, sell or license any Company IP Right or portion thereof (except to the extent such impairment arises from Contracts of Acquiror or its Subsidiaries other than the Company or the Surviving Corporation). There are no royalties, honoraria, fees or other payments payable by the Company to any third person (other than salaries payable to employees and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license-in, sale, marketing, advertising or disposition of any Company IP Rights by the Company to the extent necessary for the conduct of the Current Business or the use, sale, licensing or distribution of any Company Product or Service and none shall become payable as a result of the consummation of the transactions contemplated by this Agreement. After the Closing, all Company-Owned IP Rights will be fully transferable, alienable or licensable by the Surviving Corporation and Acquiror without restriction and without payment of any kind to any third party.

(c) Schedule 4.13(c) of the Company Disclosure Letter sets forth a list (by name and version number) of each of the products and services currently produced, manufactured, marketed, licensed, sold, furnished or distributed by the Company and each product and service currently under development by the Company, each solely in the form as it exists as of the Effective Time of the First Merger (each a “Company Product or Service”). Neither the operation of the Current Business, nor the use, development, manufacture, marketing, license, sale or furnishing of any Company Product or Service (or any component or portion thereof) (i) violates or will violate any license or other Contract between the Company and any third party, or (ii) infringes or misappropriates or will infringe or misappropriate any Intellectual Property right of any other party, in each case where such violation, infringement or misappropriation occurs as a result of such operation or because of such Company Product or Service (or component or portion thereof). To the knowledge of the Company, the Company and/or the Surviving Corporation will not need to misappropriate the source code or other trade secrets of a third party in order to complete the development of the Initial Company Product. There is no pending, or to the knowledge of the Company, threatened, claim or litigation contesting the validity, ownership or right of the Company to exercise any Company IP Right, nor to the knowledge of the Company, is there any legitimate basis for any such claim, nor has the Company received any notice asserting that any Company IP Right or the proposed use, sale, license or disposition thereof conflicts with or infringes or shall conflict with or infringe the rights of any other party, nor to the knowledge of the Company, is there any legitimate basis for any such assertion and the Company has not received any notice from any third party offering a license under any such third party patents. None of the Company-Owned IP Rights, or the Company Products or Services (excluding any the Company-Licensed IP Rights embodied therein), or the Company, and, to the knowledge of the Company, none of the Company-Licensed IP Rights, is subject to any proceeding or outstanding order, contract or stipulation (i) restricting in any manner the use, distribution, transfer, or licensing by the Company of any Company-Owned IP Rights, any Company-Licensed IP Rights or any Company Product or Service, or which may affect the validity, use or enforceability of any such Company-Owned IP Rights, Company-Licensed IP Rights or Company Product or Service, or (ii) restricting the conduct of the Current Business in order to accommodate Intellectual Property rights of a third party.

(d) No current or former employee, consultant or independent contractor of the Company: (i) is in material violation of any term or covenant of any employment contract, patent disclosure agreement, invention assignment agreement, nondisclosure agreement, noncompetition agreement or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or using trade secrets or proprietary information of others without permission in the Current Business or in connection with the development of any Company Product or Service; or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company that is subject to any Contract under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the employment of any employee of the Company, nor the use by the Company of the services of any consultant or independent contractor subjects the Company to any Liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for the Company, whether such Liability is based on contractual or other legal obligations to such third party.

(e) The Company has taken all reasonable steps under the circumstances to protect, preserve and maintain the secrecy and confidentiality of the Company IP Rights and to preserve and maintain all the Company’s trade secrets in the Company IP Rights. All current and former officers, employees, consultants and independent contractors of the Company having access to trade secrets or proprietary information of the Company, its customers or business partners have executed and delivered to the Company an agreement regarding the protection of such trade secrets or proprietary information (in the case of trade secrets or proprietary information of the Company’s customers and business partners, to the extent required by such customers and business partners); and copies of all such agreements have been delivered to Acquiror’s legal counsel. The Company has secured valid written assignments from all of the Company’s current and former consultants, independent contractors and employees who were involved in, or who contributed to, the creation or development of any Company-Owned IP Rights, of the rights to such contributions that may be owned by such persons or that the Company does not already own by operation of law. No current or former employee, officer, director, consultant or independent contractor of the Company has any right, license, claim or interest whatsoever in or with respect to any Company-Owned IP Rights. To the extent that any technology, software or Intellectual Property developed or otherwise owned by a third party is incorporated into, integrated or bundled with any of the Company Products or Services (“Third Party Product Technology”), the Company has a written agreement with such third party with respect thereto pursuant to which the Company either (i) has obtained complete, unencumbered and unrestricted ownership of, and is the exclusive owner of, or (ii) has obtained perpetual, irrevocable, non terminable licenses (sufficient for the conduct of the Current Business and the sale, licensing or distribution of the Company Product or Services) to, all such third party’s Intellectual Property in such Third Party Product Technology by operation of law or by valid Contract. Schedule 4.13(e) of the Company Disclosure Letter sets forth a list and description of all Third Party Product Technology.

(f) Schedule 4.13(f) of the Company Disclosure Letter contains a true and complete list of (i) all worldwide registrations made by or on behalf of the Company of any patents, copyrights, mask works, trademarks, service marks, Internet domain names or Internet or World Wide Web URLs or addresses with any Governmental Authority or quasi-governmental authority, including Internet domain name registries, (ii) all applications, registrations, filings and other formal written governmental actions made or taken pursuant to Applicable Law by the Company to secure, perfect or protect its interest in the Company IP Rights, including all patent applications, copyright applications, mask work applications and applications for registration of trademarks and service marks, and where applicable the jurisdiction in which each of the items of the Company IP Rights has been applied for, filed, issued or registered, and (iii) all inter parties proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office) or equivalent authority anywhere else in the world) related to any of the Company IP Rights. All registered patents, trademarks, service marks, Internet domain names, Internet or World Wide Web URLs or addresses, copyrights and mask work rights held by the Company are valid, enforceable and subsisting, and the Company is the record owner thereof. The Company is the exclusive owner of all trademarks and trade names used in connection with the operation or conduct of the Current Business, including the sale, licensing, distribution or provision of any Company Products or Services by the Company. The Company owns exclusively, and has good title to, all copyrighted works that are included or incorporated into Company Products or Services or which the Company otherwise purports to own.

(g) The Company owns all right, title and interest in and to all Company-Owned IP Rights free and clear of all Encumbrances and licenses (other than licenses and rights listed in Schedule 4.13(h)-1 of the Company Disclosure Letter and Permitted Encumbrances). The right, license and interest of the Company in and to all Company-Licensed IP Rights are free and clear of all Encumbrances and licenses (other than licenses and rights set forth in the terms and conditions of the Contracts under which Company-Licensed IP Rights are licensed to the Company, all of which Contracts are listed in Schedule 4.13(h)-2 of the Company Disclosure Letter (and complete and correct copies of such Contracts have been provided to counsel to Acquiror), and Permitted Encumbrances).

(h) Schedule 4.13(h)-1 of the Company Disclosure Letter contains a true and complete list of all licenses, sublicenses and other Contracts as to which the Company is a party and pursuant to which any Person is authorized to use any Company-Owned IP Rights. Schedule 4.13(h)-2 of the Company Disclosure Letter contains a true and complete list of all licenses, sublicenses and other Contracts as to which the Company is a party and pursuant to which the Company is authorized to use any Company-Licensed IP Rights (other than licenses of software generally available to the public at a per copy license fee of less than $1,000 per copy). None of the licenses or other Contracts listed in Schedule 4.13(h)-1 of the Company Disclosure Letter grants any third party exclusive rights to or under any Company-Owned IP Rights or grants any third party the right to sublicense any of such Company-Owned IP Rights. The Company has not transferred ownership of any Intellectual Property that is or was owned by the Company, to any third party, or knowingly permitted the Company’s rights in such Intellectual Property to lapse or enter the public domain (other than through the expiration of registered Intellectual Property at the end of its statutory term). The Company has not taken actions that caused confidential Intellectual Property to be made public, except for the publication of applications or registrations relating to Intellectual Property as required by Applicable Law.

(i) Neither the Company nor any other party acting on its behalf has disclosed or delivered to any party, or permitted the disclosure or delivery to any escrow agent or other party of, any Company Source Code (as defined below) or any algorithm contained in or relating to the Company Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) shall, or would reasonably be expected to, result in the disclosure or delivery by the Company or any other party acting on its behalf to any party of any Company Source Code. Schedule 4.13(i) of the Company Disclosure Letter identifies each Contract (whether written or oral) pursuant to which the Company has deposited, or is or may be required to deposit, with an escrow agent or other party, any Company Source Code and further describes whether the execution of this Agreement or the consummation of the Merger or any of the other transactions contemplated by this Agreement, in and of itself, would reasonably be expected to result in the release from escrow of any Company Source Code. As used in this Section 4.13(i), “Company Source Code” means, collectively, any human readable software source code, or any material portion or aspect of the software source code that constitutes Company-Owned IP Rights.

(j) There, to the Company’s knowledge, is no unauthorized use, disclosure, infringement or misappropriation of any Company-Owned IP Rights by any third party, including any employee or former employee of the Company. The Company has not agreed to indemnify any person for any infringement of any Intellectual Property of any third party by any Company Product or Service that has been sold, licensed to third parties, leased to third parties, supplied, marketed, distributed or provided by the Company.

(k) All software developed by the Company and licensed by the Company to customers and all Company Products or Services provided by or through the Company to customers on or prior to the Closing Date conform in all material respects to applicable contractual commitments, express and implied warranties (to the extent not expressly disclaimed in Contracts with such customers), product specifications and product Documentation and to any representations provided to customers, and the Company has no material Liability (and, to the knowledge of the Company, there is no legitimate basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company giving rise to any material Liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Balance Sheet. The Company has not had any of its products returned by a purchaser thereof except for normal warranty returns consistent with past history and those returns that would not result in a reversal of any revenue by the Company. The Company has made available to Acquiror all Documentation and notes relating to the testing of the Company Products or Services and plans and specifications for Company Products or Services currently under development by the Company. The Company has a policy and procedure for tracking material bugs, errors and defects of which it becomes aware in any Company Products or Services, and maintains a database covering the foregoing. For all software used by the Company in providing Company Products or Services, or in developing or making available any of the Company Products or Services, the Company has, to its knowledge, implemented any and all security patches or upgrades that are generally available for that software and that would be material to the sale, licensing or distribution of any Company Product or Service.

(l) No government funding, facilities of a university, college, other educational institution or research center was used in the development of the Company Products or Services, computer software programs or applications owned by the Company. To the Company’s knowledge, no current or former employee, consultant or independent contractor of the Company who was involved in, or who contributed to, the creation or development of any Company-Owned IP Rights has performed services for the government, for a university, college or other educational institution or for a research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

(m) No software covered by any Company-Owned IP Right has been distributed in whole or in part or used, or is being used in conjunction with any Public Software in a manner which would require that such software be disclosed or distributed in source code form or made available at no charge. As used in this Section 4.13(m), “Public Software” means any software that (i) contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or (ii) requires as a condition of its use, modification or distribution that it be disclosed or distributed in source code form or made available at no charge. Public Software includes without limitation software licensed under the GNU’s General Public License (GPL) or Lesser/Library GPL, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, and the Apache License.

4.14 Compliance with Laws.

(a) The Company has materially complied, and is now and at the Closing Date shall be in material compliance with, all Applicable Law.

(b) All materials, products and services distributed or marketed by the Company have at all times made all material disclosures to users or customers required by Applicable Law, and none of such disclosures made or contained in any such materials have been inaccurate, misleading or deceptive in any material respect.

(c) The Company holds all material permits, licenses and approvals from, and has made all material filings with, government (and quasi-governmental) agencies and authorities, that are necessary and/or legally required to be held by it to conduct the Company Business without any violation of Applicable Law (“Governmental Permits”), and all such material Governmental Permits are valid and in full force and effect. The Company has not received any notice or other communication from any Governmental Authority regarding (i) any actual or possible violation of law or any Governmental Permit or any failure to comply with any term or requirement of any Governmental Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Permit.

(d) Neither the Company, nor to the Company’s knowledge, any director, officer or employee of the Company has, for or on behalf of the Company, (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other payment in violation of Applicable Law.

4.15 Certain Transactions and Agreements. None of the officers, directors or employees of the Company and, to the knowledge of the Company, none of stockholders of the Company or the immediate family members of an officer, director, employee or stockholder of the Company, has any direct ownership interest in any firm or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded). To the Company’s knowledge, none of the officers, directors, employees or stockholders of the Company, nor any member of their immediate families, has any indirect ownership interest in any firm or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded). None of said officers, directors, employees or stockholders or any member of their immediate families, is a party to, or otherwise directly or indirectly interested in, any Contract with the Company or any Subsidiary, except for normal compensation for services as an officer, director or employee thereof that have been disclosed to Acquiror. None of said officers, directors, employees, stockholders or immediate family members has any interest in any property, real or personal, tangible or intangible (including any Company IP Rights or any other Intellectual Property), that is used in, or that pertains to, the Company Business, except for the rights of a stockholder under Applicable Law.

4.16 Employees, ERISA and Other Compliance.

(a) The Company is in compliance in all material respects with all Applicable Law and Contracts relating to employment, employment practices, immigration, wages, hours, and terms and conditions of employment, including employee compensation matters, and has correctly classified employees as exempt employees and nonexempt employees under the Fair Labor Standards Act. A complete list of all employees, officers and consultants of the Company and their current title and/or job description, compensation (base compensation and bonuses) and benefits is set forth on Schedule 4.16(a) of the Company Disclosure Letter. All employees of the Company are legally permitted to be employed by the Company in the jurisdiction in which such employee is employed in their current job capacities for the maximum period allowed under Applicable Law. All independent contractors providing services to the Company have been properly classified as independent contractors for purposes of federal and applicable state tax laws, laws applicable to employee benefits and other Applicable Law. The Company does not have any employment or consulting Contracts currently in effect that are not terminable at will (other than agreements with the sole purpose of providing for the confidentiality of proprietary information or assignment of inventions).

(b) The Company (i) is not now, and has never been, subject to a union organizing effort, (ii) is not subject to any collective bargaining agreement with respect to any of its employees, (iii) is not subject to any other Contract with any trade or labor union, employees’ association or similar organization, and (iv) has no current material labor disputes. The Company has good labor relations, and has no knowledge of any facts indicating that the consummation of the Merger or any of the other transactions contemplated hereby shall have a material adverse effect on such labor relations, and has no knowledge that any of its key employees intends to leave their employ.

(c) The Company does not maintain or contribute to, nor has it ever maintained or contributed to, any “pension plan” within the meaning of Section 3(2) of ERISA.

(d) (i) Schedule 4.16(d) of the Company Disclosure Letter lists each employment, consulting, severance or other similar Contract, each “employee benefit plan” as defined in Section 3(3) of ERISA and each plan or arrangement (written or oral) providing for insurance coverage (including any self-insured arrangements that are clearly identified as such), workers’ benefits, vacation benefits, severance benefits, disability benefits, death benefits, hospitalization benefits, retirement benefits, deferred compensation, profit-sharing, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors that is entered into, maintained or contributed to by the Company or any ERISA Affiliate and covers any employee or former employee of the Company. Such Contracts, plans and arrangements as are described in this Section 4.16(d) are hereinafter collectively referred to as “Company Benefit Arrangements”.

(ii) Each Company Benefit Arrangement has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all Applicable Law that is applicable to such Company Benefit Arrangement. Each such Company Benefit Arrangement that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA that is intended to qualify under Section 401(a) of the Code is so qualified. Unless otherwise indicated in Schedule 4.16(d) of the Company Disclosure Letter, with respect to each such Company Benefit Arrangement that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA that is intended to qualify under Section 401(a) of the Code, the Company (1) has received a favorable opinion, advisory, notification and/or determination letter, as applicable, that such plan satisfied the requirements of the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996 and the Taxpayer Relief Act of 1997 (collectively referred to as “GUST”), the Tax Reform Act of 1986, the IRS Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (a copy of which letter(s) have been delivered to Acquiror and its counsel), and nothing has occurred since the issuance of such opinion, advisory, notification and/or determination letter, as applicable, which would reasonably be expected to cause the loss of the tax-qualified status of such Company Benefit Arrangement, (2) the Company has applied timely to the Internal Revenue Service for such letter, (3) the Company has a remaining period of time to apply for such letter, or (4) if reliance is permitted under IRS Announcement 2001-77, the Company relies on the favorable opinion letter or advisory letter of the master and prototype or volume submitter plan sponsor of such Employee Plan. No Company Benefit Arrangement shall be subject to any surrender fees or services fees upon termination other than the normal and reasonable administrative fees associated with the termination of benefit plans. No employee of the Company and no person subject to any health plan of the Company has made medical claims through any such health plan during the 12 months preceding the Agreement Date for more than $25,000 in the aggregate for which the Company is responsible. For purposes of the foregoing sentence, any exception to such representation and warranty set forth in the Company Disclosure Letter shall be stated generally and shall not identify any employee of the Company or person subject to any health plan of the Company who has made medical claims.

(iii) The Company has delivered to Acquiror and its legal counsel a complete and correct copy of each Company Benefit Arrangement (or a written description of any Company Benefit Arrangement not in writing), including the most recent version of any and all trust documents, insurance policies and Contracts, employee booklets or other employee communications, summary plan descriptions, summary of material modifications and other authorizing documents applicable to any Company Benefit Arrangement.

(iv) The Company has timely filed and delivered to Acquiror and its legal counsel the three most recent annual reports (Form 5500) and all schedules attached thereto for each Company Benefit Arrangement that is subject to ERISA and Code reporting requirements, and all material written communications with participants, the Internal Revenue Service, the U.S. Department of Labor or any other Governmental Authority, administrators, trustees, beneficiaries and alternate payees relating to any Company Benefit Arrangement.

(v) No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company, is threatened in writing against or with respect to any Company Benefit Arrangement, including any audit or inquiry by the Internal Revenue Service or the U.S. Department of Labor. The Company has never been a participant in any “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code with respect to any employee pension benefit plan (as defined in Section 3(2) of ERISA) that the Company sponsors as employer or in which the Company participates as an employer which was not otherwise exempt pursuant to Section 408 of ERISA (including any individual exemption granted under Section 408(a) of ERISA) or that could result in an excise tax under the Code or the assessment of a civil penalty under Section 502(i) of ERISA against the Company.

(vi) All contributions due from the Company with respect to any of the Company Benefit Arrangements have been made or have been accrued on the Company’s financial statements (including the Company Financial Statements), and no further contributions shall be due or shall have accrued thereunder as of the Closing Date (other than contributions accrued in the ordinary course of business, consistent with past practices, after the Balance Sheet Date as a result of the operations of the Company after the Balance Sheet Date). All contributions due from the Company with respect to any Company Benefit Arrangement qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement have been timely made. All claims as of the Closing Date made under any self-insured Company Benefit Arrangement that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA will have been paid by the Company as of the Closing Date.

(vii) All individuals who, pursuant to the terms of any Company Benefit Arrangement, are entitled to participate in any Company Benefit Arrangement, are currently participating in such Company Benefit Arrangement or have been offered an opportunity to do so and have declined in writing.

(viii) The Company shall not have any Liability to any employee or to any organization or any other entity as a result of the termination of any employee leasing arrangement.

(e) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company relating to, or change in employee participation or coverage under, any Company Benefit Arrangement that would increase materially the expense of maintaining such Company Benefit Arrangement above the level of the expense incurred in respect thereof during the calendar year 2003.

(f) Each Company Benefit Arrangement, to the extent applicable, is in compliance, in all material respects, with the continuation coverage requirements of Section 4980B of the Code, Sections 601 through 608 of ERISA, the Americans with Disabilities Act of 1990, as amended, and the regulations thereunder, the Health Insurance Portability and Accountability Act of 1996, as amended, the Women’s Health and Cancer Rights Act of 1998, and the Family Medical Leave Act of 1993, as amended, and the regulations thereunder, as such requirements affect the Company and its employees. There are no outstanding, uncorrected violations under the Consolidation Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), with respect to any of the Company Benefit Arrangements, covered employees or qualified beneficiaries that could reasonably be expected to result in a Material Adverse Effect on the Company or Acquiror.

(g) No benefit payable or that may become payable by the Company pursuant to any Company Benefit Arrangement or as a result of, in connection with or arising under this Agreement or the Certificates of Merger shall constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code) that is subject to the imposition of an excise tax under Section 4999 of the Code or that would not be deductible by reason of Section 280G of the Code. Unless otherwise indicated in Schedule 4.16(g) of the Company Disclosure Letter (and except for any acceleration contemplated by this Agreement), the Company is not a party to any: (i) Contract with any executive officer or other key employee thereof (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company in the nature of the Merger or any of the other transactions contemplated by this Agreement or any Company Ancillary Agreement, (B) providing any term of employment or compensation guarantee, or (C) providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment; or (ii) Contract or plan, including any stock option plan, stock appreciation rights plan or stock purchase plan, any of the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated, by the occurrence of the Merger or any of the other transactions contemplated by this Agreement, or any event subsequent to the Merger such as the termination of employment of any person, or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement. The Company has no obligation to pay any material amount or provide any material benefit to any former employee or officer, other than obligations (i) for which the Company has established a reserve for such amount on the Company Balance Sheet and (ii) pursuant to Contracts entered into after the Balance Sheet Date and disclosed on Schedule 4.16(g) of the Company Disclosure Letter.

(h) No employee, or to the Company’s knowledge, consultant, of the Company is in material violation of (i) any term of any employment or consulting Contract or (ii) any term of any other Contract or any restrictive covenant relating to the right of any such employee or consultant to be employed by the Company or to use trade secrets or proprietary information of others. The employment of any employee or consultant by the Company does not subject it to any Liability to any third party.

(i) Each compensation and benefit plan that has been established or maintained, or that is required to be maintained or contributed to by the law or applicable custom or rule of the relevant jurisdiction, outside of the United States (each such plan, a “Foreign Plan”) is listed in Schedule 4.16(i) of the Company Disclosure Letter. As regards each Foreign Plan, (i) such Foreign Plan is in material compliance with the provisions of the laws of each jurisdiction in which such Foreign Plan is maintained, to the extent those laws are applicable to such Foreign Plan, (ii) all contributions to, and material payments from, such Foreign Plan which may have been required to be made in accordance with the terms of such Foreign Plan, and, when applicable, the law of the jurisdiction in which such Foreign Plan is maintained, have been timely made or shall be made by the Closing Date, and all such contributions to such Foreign Plan, and all payments under such Foreign Plan, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability on the Company Balance Sheet, (iii) the Company and each ERISA Affiliate has materially complied with all applicable reporting and notice requirements, and such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance with the laws of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan, (iv) such Foreign Plan has been administered in all material respects at all times in accordance with its terms and applicable law and regulations, (v) to the knowledge of the Company, there are no pending investigations by any governmental body involving such Foreign Plan, and no pending claims (except for claims for benefits payable in the normal operation of such Foreign Plan), suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (vi) the consummation of the transactions contemplated by this Agreement will not by itself create or otherwise result in any liability with respect to such Foreign Plan other than the triggering of payment to participants, and (vii) except as required by applicable laws, no condition exists that would prevent the Company from terminating or amending any Foreign Plan at any time for any reason in accordance with the terms of each such Foreign Plan (other than normal and reasonable expenses typically incurred in a termination event) The benefits available under all Foreign Plans in the aggregate do not provide substantially greater benefits to employees of the Company participating in such plans than the benefits available under the Company Benefit Arrangements for employees of the Company or any Subsidiary in the United States.

4.17 Corporate Documents. The Company has delivered or made available to Acquiror’s legal counsel for examination all documents and information listed in the Company Disclosure Letter (including any Schedule thereto) or in any other exhibit or schedule called for by this Agreement, including the following: (a) copies of the Certificate of Incorporation and Bylaws, each as currently in effect, of the Company; (b) the minute books containing all records of all proceedings, consents, actions and meetings of the Board of Directors and any committees thereof and stockholders of the Company; (c) the stock ledger, option ledger and warrant ledger and journal reflecting all stock issuances and transfers and all grants of options and warrants relating to the Company; and (d) all permits, orders and consents issued by, and filings by the Company with, any regulatory agency with respect to the Company, or any securities of the Company, and all applications for such permits, orders and consents. Schedule 4.17 of the Company Disclosure Letter sets forth a true, correct and complete list of the names and addresses of each Person who, as of the date hereof, may reasonably be deemed to be an Affiliate of the Company.

4.18 No Brokers. Neither the Company nor any affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement. Neither Acquiror nor the Surviving Corporation shall incur any Liability, either directly or indirectly, to any such investment banker, broker, finder or similar party as a result of this Agreement or the Merger.

4.19 Books and Records. The books, records and accounts of the Company (i) are in all material respects true, complete and correct, (ii) have been maintained in accordance with good business practices on a basis consistent with prior years, (iii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets and properties of the Company, and (iv) accurately and fairly reflect the basis for the Company Financial Statements.

4.20 Insurance. The Company maintains the policies of insurance and bonds set forth in Schedule 4.20 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 4.20 sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and any other material provisions as of the date hereof as well all material claims made under such policies and bonds since January 1, 2003. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid, and the Company is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies or bonds. The Company has delivered to Acquiror correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company.

4.21 Environmental Matters.

(a) The Company is in material compliance with all Environmental Laws (as defined below), which compliance includes the possession by the Company of all permits and other governmental authorizations required under Environmental Laws and compliance with the terms and conditions thereof. The Company has not received any written notice or other written communication, whether from a Governmental Authority, citizens groups, employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law. To the knowledge of the Company, no current or prior owner of any property leased or possessed by the Company has received any written notice or other written communication, whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with any Environmental Law. All Governmental Permits held by the Company pursuant to any Environmental Law (if any) are identified in Schedule 4.21 of the Company Disclosure Letter.

(b) For purposes of this Section 4.21: (i) “Environmental Law” means any federal, state or local statute, law, regulation or other legal requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern; and (ii) “Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is currently regulated by an Environmental Law or that is otherwise a danger to health, reproduction or the environment.

4.22 Board Actions. The Company’s Board of Directors (a) has unanimously determined that the Merger is advisable and in the best interests of the Company Stockholders and is on terms that are fair to the Company Stockholders, and has determined to recommend the Merger to the Company Stockholders, and (b) shall submit the Merger, this Agreement, each of the Company Ancillary Agreements and all other agreements, transactions and actions contemplated hereby and thereby, to the extent that stockholder approval is required thereof under Applicable Law or the Company’s Certificate of Incorporation or Bylaws, each as currently in effect, to the vote and approval of the Company Stockholders.

4.23 No Existing Discussions. Neither the Company nor any director, officer, stockholder, employee or agent (or any investment banker, broker, finder or similar party) of the Company is engaged, directly or indirectly, in any discussions or negotiations with any third party relating to any Acquisition Proposal.

4.24 Disclosure. The representations and warranties set forth in this Agreement (as modified by the Company Disclosure Letter and Disclosure Letter Update), when taken together, do not contain any untrue statement of a material fact by the Company or omit to state any material fact with respect to the Company necessary in order to make the statements contained herein and therein, in light of the circumstances under which such statements were made, not misleading.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Subject to the exceptions set forth in a numbered or lettered section of the disclosure letter of the Acquiror addressed to the Company, dated as of the Agreement Date and delivered to the Company concurrently with the parties’ execution of this Agreement (the “Acquiror Disclosure Letter” (if any)) referencing a representation or warranty herein (each of which exceptions, in order to be effective, shall indicate the section and, if applicable, the subsection of this Article 5 to which it relates (unless and to the extent the relevance to other representations and warranties is reasonably apparent from the face of the disclosed exception), and each of which exceptions shall also be deemed to be representations and warranties made by Acquiror under this Article 5), Acquiror represents and warrants to the Company as follows:

5.1 Organization and Good Standing. Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as presently proposed to be conducted. Each of Car Merger Sub and Auto Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Acquiror, Car Merger Sub and Auto Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate be material to Acquiror’s, Car Merger Sub’s or Auto Merger Sub’s ability to consummate the First Merger or Second Merger (as applicable) or to perform their respective obligations under this Agreement, the Acquiror Ancillary Agreements and the Merger Sub Ancillary Agreements. Acquiror has made available to the Company true and complete copies of the currently effective Certificates of Incorporation and Bylaws of Acquiror, Car Merger Sub and Auto Merger Sub, each as amended to date. None of Acquiror, Car Merger Sub or Auto Merger Sub is in violation of its Certificate of Incorporation or Bylaws, each as amended to date.

5.2 Power, Authorization and Validity.

(a) Power and Authority. Acquiror has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Acquiror Ancillary Agreements and to consummate the Merger. The execution, delivery and performance by Acquiror of this Agreement, each of the Acquiror Ancillary Agreements and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Acquiror. Each of Car Merger Sub and Auto Merger Sub has all requisite corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement and each of the Merger Sub Ancillary Agreements to which it is a party and to consummate the First Merger or Second Merger (as applicable). The execution, delivery and performance by Car Merger Sub or Auto Merger Sub of this Agreement, each of the Merger Sub Ancillary Agreements to which it is a party and all other agreements, transactions and actions contemplated hereby or thereby have been duly and validly approved and authorized by all necessary corporate action on the part of Car Merger Sub or Auto Merger Sub (as applicable).

(b) No Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority, or any other Person, governmental or otherwise, is necessary or required to be made or obtained by Acquiror, Car Merger Sub or Auto Merger Sub to enable Acquiror, Car Merger Sub or Auto Merger Sub to lawfully execute and deliver, enter into, and perform its obligations under this Agreement, each of the Acquiror Ancillary Agreements and each of the Merger Sub Ancillary Agreements or to consummate the First Merger or Second Merger (as applicable), except for: (i) the filing by Acquiror of such reports and information with the SEC under the Exchange Act, and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement; (ii) the filing of the Certificates of Merger with the Delaware Secretary of State; (iii) the filing of the Permit Application (as defined in Section 6.1) with the California Commissioner of Corporations (“California Commissioner”) (only in the event that Acquiror proceeds with such filing pursuant to Section 6.1); (iv) if the shares of Acquiror Common Stock to be issued in connection with the Merger are issued pursuant to Section 6.2(a), the filing of a registration statement on Form S-3 with the SEC after the Closing Date covering the resale of such shares of Acquiror

Common Stock; (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; (vi) the filing with the NASDAQ Stock Market of a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable in connection with the Merger; and (vii) such other consents, approvals, orders, authorizations, registrations, declarations and filings, if any, that if not made or obtained by Acquiror, Car Merger Sub or Auto Merger Sub would not be material to Acquiror’s, Car Merger Sub’s or Auto Merger Sub’s ability to consummate the First Merger or Second Merger (as applicable) or to perform their respective obligations under this Agreement, the Acquiror Ancillary Agreements and the Merger Sub Ancillary Agreements.

(c) Enforceability. This Agreement has been duly executed and delivered by Acquiror, Car Merger Sub and Auto Merger Sub. This Agreement and each of the Acquiror Ancillary Agreements are, or when executed by Acquiror shall be, valid and binding obligations of Acquiror, enforceable against Acquiror in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies. This Agreement and each of the Merger Sub Ancillary Agreements are, or when executed by Car Merger Sub and Auto Merger Sub shall be, valid and binding obligations of Car Merger Sub and Auto Merger Sub, respectively, enforceable against Car Merger Sub and Auto Merger Sub, respectively, in accordance with their respective terms, subject to the effect of (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to rights of creditors generally and (ii) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

5.3 Capitalization of Acquiror. The authorized capital stock of Acquiror consists of 150,000,000 shares of Acquiror Common Stock and 5,000,000 shares of Preferred Stock, par value $0.0001 per share. The shares of Acquiror Common Stock to be issued in connection with the Merger will, upon such issuance, be duly authorized, validly issued, fully paid, and non-assessable.

5.4 No Conflict. Neither the execution and delivery of this Agreement, any of the Acquiror Ancillary Agreements or any of the Merger Sub Ancillary Agreements by Acquiror, Car Merger Sub or Auto Merger Sub, nor the consummation of the Merger or any other transaction contemplated hereby or thereby, shall conflict with, or (with or without notice or lapse of time, or both) result in a termination, breach, impairment or violation of, or constitute a default under: (a) any provision of the Certificate of Incorporation or Bylaws of Acquiror, Car Merger Sub or Merger Sub, each as currently in effect; (b) any Applicable Law applicable to Acquiror, Car Merger Sub or Auto Merger Sub or any of their respective material assets or properties; or (c) any Contract to which Acquiror, Car Merger Sub or Auto Merger Sub is a party or by which Acquiror, Car Merger Sub or Auto Merger Sub or any of their respective material assets or properties are bound, except in the cases of clauses (b) and (c) where such conflict, termination, breach, impairment, violation or default would not be material to Acquiror’s, Car Merger Sub’s or Auto Merger Sub’s ability to consummate the First Merger or Second Merger (as applicable) or to perform their respective obligations under this Agreement, the Acquiror Ancillary Agreements and the Merger Sub Ancillary Agreements.

5.5 SEC Documents. As of their respective filing dates, each report, statement and other filing filed with the SEC by Acquiror since March 31, 2002 (collectively, the “Acquiror SEC Documents”) complied in all material respects with the requirements of the Exchange Act or the Securities Act, as applicable, and none of the Acquiror SEC Documents as of their respective filing dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent corrected by an Acquiror SEC Document filed subsequently (but prior to the date hereof). Except as set forth in any Acquiror SEC Document, the financial statements of Acquiror, including the notes thereto, included in the most recent annual report on Form 10-K and each subsequent quarterly report on Form 10-Q, in each case as amended, if applicable, included in the Acquiror SEC Documents (the “Acquiror Financial Statements”) (i) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may otherwise be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act), and (iii) present fairly in all material respects the consolidated financial condition and results of operations and cash flows of Acquiror as of the dates, and for the periods, indicated therein (subject, in the case of interim period financial statements, to normal recurring year-end audit adjustments).

5.6 Litigation. Except as disclosed in the Acquiror SEC Documents, (a) there is no action, suit, arbitration, mediation, proceeding, claim or investigation pending against Acquiror before any Governmental Authority, arbitrator or mediator, nor, to the knowledge of Acquiror, has any such action, suit, arbitration, mediation, proceeding, claim or investigation been threatened in writing, and (b) there is no judgment, decree, injunction, rule or order of any Governmental Authority, arbitrator or mediator outstanding against Acquiror, except in the cases of clauses (a) and (b) where such action, suit, arbitration, mediation, proceeding, claim or investigation (if determined adversely to Acquiror) or such judgment, decree, injunction, rule or order would not be material to Acquiror’s, Car Merger Sub’s or Auto Merger Sub’s ability to consummate the First Merger or Second Merger (as applicable) or to perform their respective obligations under this Agreement, the Acquiror Ancillary Agreements and the Merger Sub Ancillary Agreements.

5.7 Tax Matters.

(a) Car Merger Sub is a newly-formed, wholly-owned subsidiary of Acquiror that is created for the sole purpose of facilitating the First Merger. Car Merger Sub has not conducted and is not conducting any business activities. Auto Merger Sub is a newly-formed, wholly-owned subsidiary of Acquiror that was created for the sole purpose of facilitating the Second Merger. Auto Merger Sub has not conducted and is not conducting any business activities.

(b) Neither Acquiror nor Auto Merger Sub has any plan or intention to sell or otherwise dispose of any of the assets of the Company acquired in the Second Merger (other than pursuant to a merger of Auto Merger Sub with and into Acquiror, or a wholly owned LLC of

Acquiror), except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code. Acquiror has no plan or intention to liquidate Auto Merger Sub, to merge Auto Merger Sub with or into another corporation (other than pursuant to a merger of Auto Merger Sub with and into Acquiror, or a wholly owned LLC of Acquiror) or to sell or otherwise dispose of the stock of Auto Merger Sub other than as contemplated by Revenue Ruling 2001-24.

(c) Acquiror does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any shares of the Company Capital Stock. In addition, no person related to Acquiror (within the meaning of Treasury Regulation Section 1.368-1(e)(3)) owns, or has owned during the past five years, any shares of the Company Capital Stock.

(d) None of Acquiror, Car Merger Sub or Auto Merger Sub is an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

ARTICLE 6

SECURITIES LAW COMPLIANCE

6.1 California Fairness Hearing and Permit.

(a) Permit Application. Unless Acquiror proceeds with a private placement pursuant to Section 6.2(a), then as soon as reasonably practicable after the execution of this Agreement, (i) Acquiror shall prepare, with the cooperation of the Company, the application for permit (the “Permit Application”) in connection with the Hearing (as defined below) and the notice sent to the Company Securityholders pursuant to, and meeting the requirements of Article 2 of Subchapter 1 of the California Administrative Code, Title 10, Chapter 3, Subchapter 2, as amended (the “Hearing Notice”), concerning the hearing (the “Hearing”) held by the California Commissioner to consider the terms and conditions of this Agreement and the Merger and the fairness of such terms and conditions pursuant to Section 25142 of the California Corporate Securities Law of 1968, as amended, and the rules promulgated thereunder (“California Securities Law”), and (ii) Acquiror shall prepare, with the cooperation of Company, any required additional informational disclosures and documentation to Company Securityholders relating to this Agreement and the transactions contemplated hereby (addressing matters not covered by the Hearing Notice) (collectively, the “Informational Documents”), which may include a letter to be sent following the issuance of the Permit (as defined below) containing the recommendation of the Company’s Board of Directors described in Section 7.11(b) and a solicitation of the approval of the Merger and adoption of this Agreement by the Company Stockholders. Each of the Company and Acquiror shall use its reasonable best efforts to cause the Permit Application, the Hearing Notice and the Informational Documents to comply with all requirements of Applicable Law (including federal and state securities laws and the Code and regulations promulgated thereunder). Each of the Company and Acquiror shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Permit Application, the Hearing Notice or the Informational Documents, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Permit Application, the Hearing Notice and the Informational Documents. The Hearing Notice and Informational Documents shall constitute disclosure documents for the offer and issuance of the shares of Acquiror Common Stock to be received by the holders of the Company Capital Stock in the Merger (including the Initial Stock Consideration, First Booking Stock Earnout and all Subsequent Booking Stock Earnouts) and a proxy statement for solicitation of approval of the Merger and adoption of this Agreement by the Company Stockholders. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Hearing Notice or the Informational Documents, the Company and Acquiror shall cooperate in delivering any such amendment or supplement to all the holders of the Company Capital Stock and/or Company Options and/or filing any such amendment or supplement with the California Commissioner or its staff and/or any other government officials to the extent required by Applicable Law. Anything to the contrary contained herein notwithstanding, the Company shall not include in the Informational Documents prepared by it any information with respect to Acquiror or its affiliates or associates, the form and content of which information shall not have been approved by Acquiror prior to such inclusion; provided, however, that Acquiror shall not delay, condition or withhold approval of any information required to be included by federal or state law or the California Commissioner.

(b) Permit. Each of Acquiror and the Company shall use its reasonable best efforts (i) to cause to be filed with the California Commissioner, as soon as reasonably practicable following the execution of this Agreement, and in any event within 15 business days after the date hereof, the Permit Application and the Hearing Notice and (ii) to obtain, as soon as practicable following the execution of this Agreement, the permit approving the fairness of this Agreement and the Merger pursuant to Section 25121 of California Securities Law such that the issuance of the Acquiror Common Stock in connection with the Merger (including the Initial Stock Consideration, First Booking Stock Earnout and all Subsequent Booking Stock Earnouts) shall be exempt pursuant to Section 3(a)(10) of the Securities Act from the registration requirements of Section 5 of the Securities Act (the “Permit”). The Company and Acquiror shall notify each other promptly of the receipt of any comments from the California Commissioner or its staff and of any request by the California Commissioner or its staff or any other government officials for amendments or supplements to any of the documents filed therewith or any other filing or for additional information and shall provide each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the California Commissioner, or its staff or any other government officials, on the other hand, with respect to the filing.

(c) Hearing Notice. As soon as permitted by the California Commissioner, the Company shall deliver by personal delivery or reputable overnight courier the Hearing Notice to all holders of the Company Capital Stock and/or Company Options entitled to receive such notice under California Securities Law. If the California Commissioner issues the Permit, then as soon as practicable thereafter the Company shall deliver by personal delivery or reputable overnight courier the Informational Documents to all holders of the Company Capital Stock and/or Company Options (unless the Informational Documents may be delivered at an earlier time, in which case the Company shall so deliver such documents as soon as practicable). Except for the delivery of the Informational Documents in accordance with the terms hereof, the Company shall not, and shall cause each Company Representative (as defined in Section 7.7) not to, directly or indirectly, solicit the vote of any holder of the Company Capital Stock and/or

Company Options in connection with the Merger in violation of any applicable federal or state securities laws.

(d) Amendment of Hearing Materials. Each of the Company and Acquiror shall use its reasonable best efforts to cause the information relating to the Company and Acquiror included in the Hearing Notice, the Permit Application and the Informational Documents to not, at the time the Hearing Notice is delivered to holders of the Company Capital Stock and/or Company Options, at the time the Informational Documents are delivered to holders of the Company Capital Stock and/or Company Options and at all times subsequent thereto (through and including the Effective Time of the First Merger), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall promptly advise Acquiror, and Acquiror shall promptly advise the Company, in writing if at any time prior to the Effective Time of the First Merger either the Company or Acquiror shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Hearing Notice, the Permit Application, and/or the Informational Documents, in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law. The Company and Acquiror shall cooperate in delivering any such amendment or supplement to all the holders of the Company Capital Stock and/or Company Options and/or filing any such amendment or supplement with the California Commissioner or its staff and/or any other government officials to the extent required by Applicable Law.

(e) Restrictive Legends. In the event the shares of Acquiror Common Stock to be issued in connection with the Merger (including the Initial Stock Consideration, First Booking Stock Earnout and all Subsequent Booking Stock Earnouts) are issued in a transaction exempt from registration under the Securities Act, by reason of Section 3(a)(10) thereof pursuant to this Section 6.1(a), Acquiror will be authorized to give stop transfer instructions to its transfer agent with respect to any Acquiror Common Stock received pursuant to the Merger by any Affiliate of the Company for purposes of Rule 145 promulgated under the Securities Act (regardless of whether such Person’s name appears on Schedule 4.17 of the Company Disclosure Letter) and there will be placed on the certificates representing such Acquiror Common Stock, or any substitutions therefor, a legend stating in substance that the shares were issued in a transaction to which Rule 145 promulgated under the Securities Act applies and may only be transferred in conformity with Rule 145. In addition, Acquiror may cause to be placed on the certificates representing Acquiror Common Stock issued pursuant to the Merger as Initial Stock Consideration or First Booking Stock Earnout to all Company Stockholders such legends as are necessary to reflect such other restrictions, if applicable, as shall be set forth in the Company Stockholder Agreement. Following the expiration of restrictions imposed by applicable federal and state securities laws and such Company Stockholder Agreement, Acquiror will use its reasonable best efforts to assist the former Company Stockholders in the removal of restrictive legends and issuance of unlegended stock certifications in connection with their interactions with Acquiror’s transfer agent and brokers which process trades in Acquiror Common Stock.

6.2 Private Placement.

(a) Alternative to Fairness Hearing. In the event that (i) Acquiror and the Company agree not to file or proceed with the Permit Application (either prior to or after the filing of the Permit Application), (ii) Acquiror determines after consultation with the Company that the Permit cannot be obtained, or cannot reasonably be expected to be obtained, in time to permit the Closing to occur on or before April 30, 2004, or (iii) if the California Commissioner notifies Acquiror or the Company of the California Commissioner’s determination not to grant the Hearing, not to permit the mailing of the Notice of Hearing and/or not to issue the Permit (or that any of the foregoing will be conditioned upon a material alteration to the terms of this Agreement, any exhibit or schedule hereto or the transactions contemplated hereby or thereby), then Acquiror shall issue the Acquiror Common Stock issued in the Merger (including the Initial Stock Consideration, First Booking Stock Earnout and all Subsequent Booking Stock Earnouts) in a private placement pursuant to an exemption from registration under Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act in accordance with this Section 6.2(a); provided, however, that Acquiror shall not elect or be required to issue the shares pursuant to this Section 6.2(a) if Acquiror shall determine in its good faith judgment after consultation with legal counsel that the issuance of the shares cannot be completed in compliance with Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. Acquiror shall prepare, with the cooperation of Company, an information statement to effect such private placement (the “Information Statement”). Each of the Company and Acquiror shall use its reasonable best efforts to cause the Information Statement to comply with all requirements of Applicable Law (including federal and state securities laws and the Code and regulations promulgated thereunder). Each of the Company and Acquiror shall provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Information Statement. The Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Acquiror Common Stock to be received by the holders of the Company Capital Stock and/or Company Options in the Merger and a proxy statement for solicitation of Company Stockholder approval of the Merger. The Company shall, within 10 business days of notification by Acquiror that it is necessary to proceed with a private placement, mail the Information Statement to all stockholders of the Company entitled to vote upon the adoption of this Agreement and approval of the Merger and all holders of Company Options. Whenever any event occurs that is required to be set forth in an amendment or supplement to the Information Statement, the Company and Acquiror shall cooperate in delivering any such amendment or supplement to all the Company Stockholders and all holders of Company Options. Anything to the contrary contained herein notwithstanding, the Company shall not include in the Information Statement any information with respect to Acquiror or its affiliates or associates, the form and content of which information shall not have been approved by Acquiror prior to such inclusion; provided, however, that Acquiror shall not delay, condition or withhold approval of any information required to be included by federal or state law. Except for the delivery of the Information Statement in accordance with the terms hereof, the Company shall not, and shall cause each Company Representative not to, directly or indirectly, solicit the vote of any holder of the Company Capital Stock and/or Company Options in connection with the Merger by means of any general advertising or general solicitation or otherwise in violation of any applicable federal or state securities laws. Each of the Company and Acquiror shall use its reasonable best efforts to cause the information relating to the Company and Acquiror in the Information Statement to not, at the time the Information Statement is delivered to holders of the Company Capital Stock and/or Company Options and at all times subsequent thereto (through and including the Effective Time of the First Merger), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall promptly advise Acquiror, and Acquiror shall promptly advise the Company, in writing if at any time prior to the Effective Time of the First Merger either the Company or Acquiror shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement, in order to make the statements contained or incorporated by reference therein not misleading or to comply with Applicable Law. The Company and Acquiror shall cooperate in delivering any such amendment or supplement to all the Company Stockholders and all holders of Company Options.

(b) Restrictive Legends. In the event the shares of Acquiror Common Stock to be issued in connection with the Merger are issued in a transaction exempt from registration under the Securities Act, by reason of Section 4(2) thereof and/or Regulation D promulgated thereunder pursuant to Section 6.2(a), such shares may not be re-offered or resold other than in conformity with the registration and/or qualification requirements of the Securities Act and other applicable state blue sky securities laws and regulations or pursuant to an exemption therefrom. The certificates issued by Acquiror with respect to the shares of Acquiror Common Stock issued hereunder shall, if issued pursuant to Section 6.2(a), be legended to as necessary to comply with applicable federal and state securities laws and such other restrictions, if applicable, as shall be set forth in a Stockholder Representation Agreement in customary form executed by Company Stockholders in favor of Acquiror. Following the expiration of restrictions imposed by applicable federal and state securities laws and such Stockholder Representation Agreement, Acquiror will use its reasonable best efforts to assist the former Company Stockholders in the removal of restrictive legends and issuance of unlegended stock certifications in connection with their interactions with Acquiror’s transfer agent and brokers which process trades in Acquiror Common Stock.

(c) Form S-3 Registration. If the shares of Acquiror Common Stock to be issued in the Merger are issued pursuant to Section 6.2(a) and Acquiror is obligated to issue any Subsequent Booking Stock Earnout pursuant to Article 3, then: (1) Acquiror shall prepare and file a registration statement on Form S-3 (or any successor registration form under the Securities Act subsequently adopted by the SEC or other available form under the Securities Act for the resale of securities) with the SEC covering the resale of only shares of Acquiror Common Stock issued in connection with the Merger as a Subsequent Booking Stock Earnout (and not as Initial Stock Consideration or First Booking Stock Earnout) within 30 calendar days after the issuance of such shares (assuming timely receipt of the Spreadsheet, all information relating to the Effective Time Holders for inclusion in such registration statement, and all signatures, opinions and consents required for such registration statement); provided, however, that Acquiror may in its sole discretion register for resale on such Form S-3 additional shares of Acquiror Common Stock issued or issuable in connection with the Merger (whether previously issued as Initial Stock Consideration or First Booking Stock Earnout or subject to future issuance as Subsequent Booking Stock Earnouts for subsequent periods); (2) Acquiror shall use its reasonable best efforts to cause such registration statement(s) to become effective as promptly as practicable after filing and to keep such registration statement(s) effective until one year after the Effective Time of the First Merger; and (3) Acquiror and the Effective Time Holders will enter into a registration rights agreement containing customary provisions, including customary Silicon Valley venture-backed company cross-indemnification provisions.

6.3 Blue Sky Laws. Acquiror shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Acquiror Common Stock in connection with the Merger. The Company shall use its reasonable best efforts to assist Acquiror as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Acquiror Common Stock in connection with the Merger.

ARTICLE 7

COMPANY COVENANTS

During the time period from the Agreement Date until the earlier to occur of (a) the Effective Time of the First Merger or (b) the termination of this Agreement in accordance with the provisions of Article 11, the Company covenants and agrees with Acquiror as follows:

7.1 Advice of Changes. The Company shall promptly advise Acquiror in writing of (a) any event occurring subsequent to the Agreement Date that would render any representation or warranty of the Company contained in Article 4 untrue or inaccurate such that the condition set forth in Section 10.1 would not be satisfied, (b) any breach of any covenant or obligation of the Company pursuant to this Agreement such that the condition set forth in Section 10.2 would not be satisfied, (c) any Material Adverse Change in the Company, or (d) any change, event, circumstance, condition or effect that would result in a Material Adverse Effect on the Company or cause any of the other conditions set forth in Article 10 not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.1 shall not be deemed to amend or supplement the Company Disclosure Letter.

7.2 Maintenance of Business.

(a) The Company shall use its reasonable best efforts to carry on and preserve the Company Business and its relationships with customers, advertisers, suppliers, employees and others with whom the Company has contractual relations in substantially the same manner as it has prior to the Agreement Date consistent with its past practices. If the Company becomes aware of a material deterioration in the relationship with any key customer, key advertiser, key supplier or key employee, it shall promptly bring such information to Acquiror’s attention in writing and, if requested by Acquiror, shall exert reasonable commercial efforts to promptly restore the relationship. At Acquiror’s request such cooperation may include joint customer calls and cooperation in setting sales, marketing and manufacturing strategies.

(b) The Company shall (i) pay all of its debts and taxes when due, subject to good faith disputes over such debts or taxes and (ii) pay or perform its other Liabilities when due.

(c) The Company shall use its diligent efforts to assure that each of its Contracts (other than with Acquiror) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party in connection with, or terminate as a result of the consummation of, the Merger.

(d) The Company shall provide a copy of the Company Source Code as of the Closing Date on CD-ROM to Acquiror and counsel to the Company and Acquiror at the Closing.

7.3 Conduct of Business. The Company shall continue to conduct the Company Business and maintain its business relationships in the ordinary and usual course consistent with its past practices, and the Company shall not without Acquiror’s prior written consent (which consent shall not be unreasonably withheld or delayed):

(a) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person or issue or sell any debt securities or guarantee any debt securities of another Person;

(b) (i) lend any money, other than reasonable and normal advances to employees for bona fide expenses that are incurred in the ordinary course of business consistent with its past practices (provided that no proceeds of any such advances are used directly or indirectly to purchase shares of Company Capital Stock), (ii) make any investments in or capital contributions to, any Person, (iii) forgive or discharge in whole or in part any outstanding loans or advances, or (iv) prepay any indebtedness;

(c) enter into any Company Material Contract, violate, terminate, amend or otherwise modify or waive any of the material terms of any Company Material Contract, or enter into any material transaction or take any other action not in the ordinary course of business consistent with its past practices;

(d) place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its assets or properties;

(e) sell, lease, license, transfer or dispose of any assets material to the Company Business (except for sales of products in the ordinary course of business consistent with its past practices);

(f) enter into any Contract involving in excess of $10,000 for the purchase, sale or lease of any property, whether real or personal, tangible or intangible;

(g) except as required by this Agreement, (i) pay any bonus, increased salary, severance or special remuneration to any officer, director, employee or consultant (except pursuant to Contracts disclosed in writing to Acquiror prior to the Agreement Date and listed on Schedule 7.3 of the Company Disclosure Letter), (ii) amend or enter into any employment or consulting Contract with any such person, or (iii) adopt or amend any employee or compensation benefit plan, including any stock purchase, stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan (except in each case as required under ERISA or as necessary to maintain the qualified status of such plan under the Code);

(h) change any of its accounting methods, except as required by GAAP;

(i) declare, set aside or pay any cash or stock dividend or other distribution (whether in cash, stock or property) in respect of its capital stock, or redeem, repurchase or otherwise acquire any of its capital stock or other securities (except for the repurchase of stock from its employees, directors, consultants or contractors in connection with the termination of their services at the original purchase price of such stock), or pay or distribute any cash or property to any of its stockholders or securityholders or make any other cash payment to any of its stockholders or securityholders;

(j) materially amend or prematurely terminate any Contract, including any license, to which it is a party;

(k) terminate, waive or release any material right or claim;

(l) issue, sell, create or authorize any shares of its capital stock of any class or series or any other of its securities, or issue, grant or create any warrants, obligations, subscriptions, options, convertible securities, or other commitments to issue shares of its capital stock or any securities that are potentially exchangeable for, or convertible into, shares of its capital stock, other than the issuance of shares of Company Common Stock pursuant to the exercise of Company Options outstanding on the Agreement Date or upon conversion of the Company Series A Stock;

(m) subdivide, split, combine or reverse split the outstanding shares of its capital stock of any class or series or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or series or affecting any other of its securities;

(n) merge, consolidate or reorganize with, acquire, or enter into any other business combination with any corporation, partnership, limited liability company or any other entity (other than Acquiror or Car Merger Sub), acquire a substantial portion of the assets of any such entity, or enter into any negotiations, discussions or agreement for such purpose;

(o) amend its Certificate of Incorporation or Bylaws;

(p) license any of its technology or Intellectual Property (including without limitation to customers or potential customers), or acquire any Intellectual Property (or any license thereto) from any third party (other than licenses of software generally available to the public at a per copy license fee of less than $1,000 per copy);

(q) materially change any insurance coverage;

(r) (i) agree to any audit assessment by any taxing authority, (ii) file any Return or amendment to any Return unless copies of such Return or amendment have first been delivered to Acquiror for its review at a reasonable time prior to filing, (iii) make or change any material election in respect of taxes or adopt or change any material accounting method in respect of taxes, or (iv) enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes;

(s) except as required by this Agreement, modify or change the exercise or conversion rights or exercise or purchase prices of any of its capital stock, any of its stock options or other securities, or accelerate or otherwise modify (i) the right to exercise any option or other right to purchase any of its capital stock or other securities or (ii) the vesting or release of any shares of its capital stock or other securities from any repurchase options or rights of refusal held by it or any other party or any other restrictions;

(t) (i) initiate any litigation, action, suit, proceeding, claim or arbitration (other than for the routine collection of bills) or (ii) settle or agree to settle any litigation, action, suit, proceeding, claim or arbitration (except where the amount in controversy does not exceed $10,000 and does not involve injunctive or other equitable relief);

(u) (i) pay, discharge or satisfy, in an amount in excess of $10,000 in any one case or $25,000 in the aggregate, any Liability arising otherwise than in the ordinary course of business, other than (1) the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Company Balance Sheet and (2) the payment, discharge or satisfaction of Merger Expenses, or (ii) make any capital expenditures, capital additions or capital improvements except in the ordinary course of business consistent with its past practices;

(v) extend any warranties, discounts or credits to customers;

(w) (i) agree to do any of the things described in the preceding clauses (a)-(v), (ii) take or agree to take any action which could reasonably be expected to make any of the Company’s representations or warranties contained in this Agreement materially untrue or incorrect, or (iii) take or agree to take any action which could reasonably be expected to prevent the Company from performing or cause the Company not to perform one or more covenants required hereunder to be performed by the Company.

7.4 Regulatory Approvals. The Company shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether federal, state, local or foreign, which may be reasonably required, or which Acquiror may reasonably request, in connection with the consummation of the Merger and the other transactions contemplated by this Agreement or any Company Ancillary Agreement. The Company shall use diligent efforts to obtain, and to cooperate with Acquiror to promptly obtain, all such authorizations, approvals and consents and shall pay any associated filing fees payable by the Company with respect to such authorizations, approvals and consents. The Company shall promptly inform Acquiror of any material communication between the Company and any Governmental Authority regarding any of the transactions contemplated hereby. If the Company or any affiliate of the Company receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then the Company shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. The Company shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the Acquiror.

7.5 Necessary Consents. The Company shall use its reasonable best efforts to promptly obtain such written consents and authorizations of third parties, give notices to third parties and take such other actions as may be necessary or appropriate in order to effect the consummation of the Merger and the other transactions contemplated by this Agreement, to enable the Surviving Corporation (or Acquiror) to carry on the Company Business immediately after the Effective Time of the First Merger in all material respects and to keep in effect and avoid the breach, violation of, termination of, or adverse change to any Contract to which the Company is a party or is bound or by which any of its assets or properties is bound.

7.6 Litigation. The Company shall notify Acquiror in writing promptly after learning of any claim, action, suit, arbitration, mediation, proceeding or investigation by or before any court, arbitrator or arbitration panel, board or governmental agency, initiated by or against it, or known by the Company to be threatened against the Company or any of its officers, directors, employees or stockholders in their capacity as such.

7.7 No Other Negotiations.

(a) Prohibited Conduct. The Company shall not, and shall not authorize, encourage or permit any of its officers, directors, employees, stockholders, affiliates, agents, advisors (including any attorneys, financial advisors, investment bankers, consultants or accountants) or other representatives (collectively, “Company Representatives”) to, directly or indirectly: (i) solicit, initiate, encourage, facilitate or induce the making, submission or announcement of any Acquisition Proposal or take any other action that could reasonably be expected to lead to an Acquisition Proposal; (ii) consider or entertain any correspondence or communications received from any Person concerning any Acquisition Proposal (other than to respond to such correspondence or communications by indicating that Company is not interested in any Acquisition Proposal); (iii) furnish any nonpublic information regarding the Company to any Person (other than Acquiror and its agents and advisors) in connection with or in response to any correspondence or communications concerning any Acquisition Proposal (other than to respond to such correspondence or communications by indicating that Company is not interested in or cannot freely discuss any Acquisition Proposal); (iv) enter into, participate in, maintain or continue any discussions or negotiations with any Person (other than Acquiror and its agents and advisors) concerning, or furnish to any Person (other than Acquiror and its agents and advisors) any information with respect to, or take any other action to facilitate any inquiries or the making of, any Acquisition Proposal; (v) cooperate with, facilitate or encourage any effort or attempt by any Person to effect any Acquisition Proposal; (vi) approve, endorse or recommend any Acquisition Proposal; or (vii) execute, enter into or become bound by any letter of intent, memorandum of understanding or similar document or any Contract that provides for, contemplates, concerns or otherwise relates to any Acquisition Proposal. If any Company Representative, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 7.7(a) to cause such Company Representative not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 7.7(a), and the Company agrees, at its sole expense, to take all reasonable measures (including without limitation court proceedings) to restrain the Company Representatives from taking any such prohibited actions.

(b) Notification to Acquiror. The Company shall (i) immediately notify Acquiror after receipt by the Company (or, to the Company’s knowledge, by any of the Company Representatives) of any correspondence or communication that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, or any other notice that any Person is considering making an Acquisition Proposal, or any request for nonpublic information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquiror (or its and its agents and advisors), which notice shall identify the Person or Persons making, or considering making, such Acquisition Proposal or request for information or access, (ii) shall keep Acquiror fully informed as promptly as practicable of the status and details of any such Acquisition Proposal (including amendments or proposed amendments) or request for information or access and any correspondence or communications related thereto, and (iii) shall provide to Acquiror a correct and complete copy of such Acquisition Proposal or request for information or access and any amendments, correspondence and communications related thereto (if in writing) or a written summary thereof (if not in writing). The Company shall provide Acquiror with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board of Directors of the Company) of any meeting of the Board of Directors of the Company at which the Board of Directors of the Company is reasonably expected to consider any Acquisition Proposal. The Company shall, and shall cause the Company Representatives to, immediately cease and cause to be terminated (and shall not resume or otherwise continue) any and all existing activities, discussions and negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.

7.8 Access to Information. The Company, upon reasonable notice, shall allow Acquiror and its agents and advisors access at reasonable times to the files, books, records, technology, Contracts, personnel and offices of the Company, including any and all information relating to the Company’s taxes, Contracts, Liabilities, financial condition and real, personal and intangible property, subject to the terms of the Nondisclosure Letter Agreement between the Company and Acquiror (the “Mutual NDA”) and provided that such access shall not unreasonably disrupt the Company’s normal business activities. The Company shall use its reasonable best efforts to cause its accountants to cooperate with Acquiror and Acquiror’s agents and advisors (provided that, prior to any disclosure to such agents or advisors, such agents or advisors are bound by the terms of a confidentiality agreement with substantially similar restrictions as included in the Mutual NDA to restrict the use and disclosure of the Company’s confidential information) in making available all financial information reasonably requested by Acquiror and its agents and advisors, including the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants.

7.9 Satisfaction of Conditions Precedent. The Company shall use its reasonable best efforts to satisfy or cause to be satisfied all the conditions precedent set forth in Article 10, and the Company shall use its reasonable best efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement. The Company will withhold for all income and employment-related taxes imposed in connection with the exercises of Company Options described in Section 2.4(b)(ii).

7.10 Company Benefit Arrangements. Upon Acquiror’s request, the Company shall terminate any Company Benefit Arrangement and any employee leasing arrangement or professional employee organization prior to the Closing Date. All participants and former participants in any Company Benefit Arrangement that is an “employee pension benefit plan” as defined in Section 3(2) of ERISA) shall become fully vested in their account balances under such employee pension benefit plan to the extent required by Applicable Law. The Company shall terminate any and all group severance, separation, retention and salary continuation plans, programs or arrangements (other than Contracts disclosed in writing to Acquiror prior to the Agreement Date and listed on Schedule 7.10 of the Company Disclosure Letter) prior to the Closing Date.

7.11 Approval of the Company Stockholders.

(a) Stockholder Meeting or Consent. The Company shall take all action necessary in accordance with this Agreement, Delaware Law, and the Certificate of Incorporation and Bylaws of the Company to (i) call, notice, convene, hold and conduct a meeting of the Company Stockholders (the “Company Stockholders Meeting”) for the purpose of voting upon approval of the Merger and adoption of this Agreement or (ii) secure the written consent of the Company Stockholders approving the Merger and adopting this Agreement (the “Company Stockholders Consent”). The Company shall hold the Company Stockholders Meeting or secure the Company Stockholders Consent as soon as practicable (and in any event no later than 10 business days) after the date the California Commissioner issues the Permit or, in the event that Acquiror proceeds with the private placement pursuant to Section 6.2(a), as soon as practicable after Acquiror notifies the Company of such fact. If the Company will call the Company Stockholders Meeting, then the Company shall consult with Acquiror regarding the date of the Company Stockholders Meeting and shall not postpone or adjourn (other than for the absence of a quorum and postponements and adjournments not to exceed five business days in the aggregate necessary for the sole purpose of obtaining additional votes in order to obtain the requisite vote of the Company Stockholders necessary to approve the Merger and adopt this Agreement) the Company Stockholders Meeting without the prior written consent of Acquiror. If the Company will call the Company Stockholders Meeting, the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies to be voted on the approval of the Merger and adoption of this Agreement. The Company’s obligation to call, give notice of, convene, hold and conduct the Company Stockholders Meeting or secure the Company Stockholders Consent in accordance with this Section 7.11(a) shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal. The Company shall exercise reasonable best efforts to take all other action necessary to secure the vote or consent of the Company Stockholders required to effect each of the transactions contemplated by this Agreement.

(b) Board Recommendation. In the Informational Documents or Information Statement, as applicable, the Company’s Board of Directors shall make a unanimous, unqualified recommendation that the Company Stockholders vote in favor of adoption of this Agreement and approval of the Merger at the Company Stockholders Meeting or pursuant to the Company Stockholders Consent and state that the Board of Directors has concluded that the terms and conditions of the Merger and this Agreement are fair, just, reasonable, equitable, advisable and in the best interests of the Company and its securityholders. Neither the Company’s Board of

Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to Acquiror, the unanimous recommendation of the Company’s Board of Directors that the Company Stockholders vote in favor of adoption of this Agreement and approval of the Merger.

(c) Parachute Payment Waivers. The Company shall obtain and deliver to Acquiror, prior to the initiation of the requisite stockholder approval procedure under Section 7.11(d), a Parachute Payment Waiver, in a form reasonably acceptable to Acquiror, from each Person who the Company or Acquiror reasonably believes is, with respect to the Company and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section 7.11(d), and who Acquiror believes might otherwise receive, have received, or have the right or entitlement to receive a parachute payment under Section 280G of the Code.

(d) 280G Stockholder Approval. The Company shall use its reasonable best efforts to obtain, at the Company Stockholders Meeting or, if the Company Stockholders Meeting has not been and will not be held, concurrently with securing the Company Stockholders Consent, the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided pursuant to Contracts or arrangements that, in the absence of the executed Parachute Payment Waivers by the affected Persons under Section 7.11(c), might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such stockholder approval to be obtained in a manner which satisfies all applicable requirements of such Section 280G(b)(5)(B) of the Code and the proposed Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such proposed Treasury Regulations.

7.12 Notices to Company Securityholders and Employees.

(a) The Company shall timely provide to holders of Company Capital Stock and Company Options all advance notices required to be given to such holders in connection with this Agreement, the Merger and the transactions contemplated by this Agreement under the Company Option Plan or other applicable Contracts.

(b) The Company shall give all notices and other information required to be given to the employees of the Company and any applicable Governmental Authority under the Code, COBRA and other Applicable Law in connection with the transactions contemplated by this Agreement or other applicable Contracts.

7.13 Company Stockholder Agreements. The Company shall use its reasonable best efforts to provide Acquiror such information and documents as Acquiror shall reasonably request for purposes of reviewing Schedule 4.17 of the Company Disclosure Letter. In the event the shares of Acquiror Common Stock to be issued in connection with the Merger are to issued in a transaction exempt from registration under the Securities Act by reason of Section 3(a)(10) thereof pursuant to Section 6.1(a), the Company will use reasonable best efforts to deliver or cause to be delivered to Acquiror, as promptly as practicable on or following the date hereof, from each Person who is a Company Stockholder or is reasonably expected to be a Company Stockholder as of immediately prior to the Effective Time of the First Merger (other than holders of Dissenting Shares), an executed Company Stockholder Agreement substantially in the form attached hereto as Exhibit H (“Company Stockholder Agreement”), pursuant to which (a) such Persons who are Affiliates of the Company as of the Effective Time of the First Merger shall agree to be bound by the provision of Rule 145 promulgated under the Securities Act, and (b) all such Persons shall agree that any shares of Acquiror Common Stock issued to them as Initial Stock Consideration or First Booking Stock Earnout may not be sold or otherwise transferred or disposed of until after the one year anniversary of the Effective Time of the First Merger (after which time such shares may be sold only in conformance with the volume limitations set forth in Rule 144(e) promulgated under the Securities Act).

ARTICLE 8

ACQUIROR COVENANTS

During the time period from the Agreement Date until the earlier to occur of (a) the Effective Time of the First Merger or (b) the termination of this Agreement in accordance with the provisions of Article 11, Acquiror covenants and agrees with the Company as follows:

8.1 Advice of Changes. Acquiror shall promptly advise the Company in writing of (a) any event occurring subsequent to the Agreement Date that would render any representation or warranty of Acquiror contained in Article 5 untrue or inaccurate such that the condition set forth in Section 9.1 would not be satisfied and (b) any breach of any covenant or obligation of Acquiror pursuant to this Agreement or any Acquiror Ancillary Agreement such that the condition set forth in Section 9.2 would not be satisfied.

8.2 Regulatory Approvals. Acquiror shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Authority, whether foreign, federal, state, local or municipal, which may be reasonably required in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, any Acquiror Ancillary Agreement or any Merger Sub Ancillary Agreement. Acquiror shall use diligent efforts to obtain all such authorizations, approvals and consents and shall pay any associated filing fees payable by Acquiror with respect to such authorizations, approvals and consents. Acquiror shall promptly inform the Company of any material communication between Acquiror and any Governmental Authority regarding any of the transactions contemplated hereby. If Acquiror or any affiliate of Acquiror receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then Acquiror shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request. Acquiror shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the Company. Notwithstanding anything in this Agreement to the contrary, if any administrative or judicial action or proceeding is instituted (or threatened in writing to be instituted) challenging any transaction contemplated by this Agreement as violative of any Applicable Law, it is expressly understood and agreed that neither Acquiror nor any of its

Subsidiaries or affiliates shall be under any obligation to: (a) litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent; or (b) make proposals, execute or carry out agreements or submit to orders providing for (i) the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Acquiror, any of its Subsidiaries or affiliates or the Company, or the holding separate of the shares of Company Capital Stock or (ii) the imposition of any limitation on the ability of Acquiror or any of its Subsidiaries or affiliates to freely conduct their business or own such assets or to acquire, hold or exercise full rights of ownership of the shares of Company Capital Stock.

8.3 Satisfaction of Conditions Precedent. Acquiror shall use its reasonable best efforts to satisfy or cause to be satisfied all of the conditions precedent that are set forth in Article 9, and Acquiror shall use its reasonable best efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated in accordance with the terms of this Agreement.

Acquiror also covenants and agrees with the Company as follows:

8.4 Employee Benefit Matters.

(a) Acquiror Plans. As promptly as reasonably practicable after the Effective Time of the First Merger, Acquirer shall enroll those persons who were employees of the Company immediately prior to the Effective Time of the First Merger and who become employees of the Surviving Corporation or Acquiror following the Effective Time of the First Merger (“Continuing Employees”) in Acquiror’s employee benefit plans for which such employees are eligible (the “Acquiror Plans”), to the extent permitted by the terms of the applicable Acquiror Plans on substantially similar terms applicable to employees of Acquiror who are similarly situated based on levels of responsibility. Acquiror shall recognize the prior service with the Company of each of the Continuing Employees in connection with Acquiror’s PTO plan, for purposes of eligibility and levels of benefits, but only to the extent permitted by the terms of such plan. Notwithstanding anything in this Section 8.4 to the contrary, this Section 8.4 shall not operate to duplicate any benefit provided to any Continuing Employee or to fund any such benefit.

(b) Company Employee Bonus Program. As soon as reasonably practicable following the Closing, Acquiror shall establish a bonus pool for Continuing Employees and new hires (who are hired for the Company Business pursuant to the Operating Plan) consisting of $10,000,000 in cash, to be awarded to such employees (who remain employed by Acquiror or the Surviving Corporation at the time of grant) during the period from Closing through March 31, 2009. The amount and timing of awards to individual employees will be determined in good faith by Acquiror and the Representative. Any awards made pursuant to the bonus program which are forfeited due to termination of employment of a recipient will be reallocated to the bonus program for future distribution on the terms set forth above.

8.5 Indemnification of Company Directors and Officers.

(a) Indemnification. If the First Merger is consummated, then until the fourth anniversary of the Effective Time of the First Merger, Acquiror will, and will cause the Surviving Corporation to, indemnify and hold harmless the present and former directors and officers of the Company (the “Company Indemnified Parties”) in respect of acts or omissions occurring on or prior to the Closing Date to the extent provided under written indemnification agreements with such individuals and the Company’s certificate of incorporation and bylaws, in each case as in effect as of the date hereof and Applicable Law, and shall not for a period of four years after the Effective Time of the First Merger, take any action to change in a manner adverse to the former directors and officers of the Company any exculpatory, indemnification or reimbursement provisions now existing in the certificate of incorporation or bylaws of the Company or written indemnification agreement for the benefit of any individual who served as a director or officer of the Company at any time on or prior to the Closing Date, except for any changes which may be required to conform with changes in Applicable Law or any changes which do not affect the application of such provisions to acts or omissions of such individuals prior to the Closing Date. The provisions of this Section 8.5(a) are intended to be for the benefit of, and shall be enforceable by, each such Company Indemnified Party. No payments by Acquiror of any amounts in satisfaction of its indemnification obligations under this Section 8.5(a) will be considered Damages for purposes of Article 12 (and shall not be considered a Claim for indemnification under Article 12), unless any Company Indemnified Party is finally determined by a court of competent jurisdiction (without right of appeal) not to have been entitled to such indemnification, and then only to the extent that any such Company Indemnified Party has not reimbursed Acquiror for the expenses of such indemnification advanced on his behalf.

(b) Defense Obligations. From the Agreement Date until the fourth anniversary of the Effective Time of the First Merger, Acquiror hereby agrees to indemnify and hold harmless the Company’s current directors and officers with respect to any defense costs, liabilities or judgments incurred by any of them arising from any litigation or other proceeding initiated after the execution of this Agreement and prior to the Closing by any stockholder, equity holder or potential third-party acquiror in which any such party: (i) seeks to challenge, question, enjoin or otherwise delay the Merger, this Agreement or the Voting Agreements executed in connection with this Agreement (or seeks monetary damages in lieu thereof) or (ii) makes a claim that approval of this Agreement by the Company’s Board of Directors or any other activity of the Company’s officers and directors in connection therewith was in any respect improper (“Merger Litigation”). Acquiror further agrees to advance any reasonable expenses incurred by the Company’s directors and officers in connection with any Merger Litigation. No amounts incurred or paid by Acquiror pursuant to this Section 8.5(b) shall be considered Damages for purposes of Article 12 (and shall not be considered a Claim for indemnification under Article 12). In the event of the commencement of any Merger Litigation, Acquiror will work in good faith with Company and Company’s Board of Directors to attempt to defend, resolve or settle the Merger Litigation, including without limitation by negotiating amendments to this Agreement as may be mutually agreed upon, if and to the extent necessary to resolve or settle the Merger Litigation. The provisions of this Section 8.5(b) shall immediately terminate and be of no further force or effect upon the termination of this Agreement in accordance with Article 11.

(c) Limitations. The foregoing covenants under this Section 8.5 shall not apply to (i) any claim or matter that relates to a willful material breach of a covenant made by the Company in this Agreement (including without limitation Section 7.7 (No Other Negotiations)) or made by a Company Stockholder in connection with the Voting Agreement or (ii) any claim based on a claim for indemnification made by an Acquiror Indemnified Person pursuant to Article 12. In the event of breach of the representation set forth in Section 4.6(b), this Section 8.5 shall be terminated with respect to any claim required to be, but not, disclosed in Schedule 4.6(b). The effectiveness of the foregoing covenants under this Section 8.5 is conditioned upon the receipt from Company Stockholders holding at least 95% of the Company Common Stock outstanding as of immediately prior to the Effective Time of the First Merger (including Company Common Stock issued upon conversion of Company Series A Stock and exercise of Company Options before the Effective Time of the First Merger) of the releases of liability described in Section 10.12.

8.6 NASDAQ Listing. Acquiror shall authorize for listing on the NASDAQ National Market the shares of Acquiror Common Stock issued in connection with the Merger (including the Initial Stock Consideration, the First Booking Stock Earnout and all Subsequent Booking Stock Earnouts).

8.7 Post-Closing Tax Matters.

(a) Acquiror shall, at its own expense, prepare and file, or cause to be prepared and filed, all Returns (including in Acquiror’s discretion any amended Returns as need to be filed) of the Company for all taxable periods ending on or prior to the Effective Time that have not been filed as of the Effective Time and for all taxable periods that include the Effective Time (the “Overlap Returns”). Thirty days prior to the due date for any Overlap Return or the filing date of any amended Overlap Return, Acquiror will provide to the Representative, for his review, a copy of such Overlap Return (which shall be prepared by a national accounting firm), and Acquiror shall incorporate thereon reasonable comments consistent with applicable tax laws timely provided in writing by the Representative.

(b) Acquiror will own all outstanding stock of Auto Merger Sub immediately after the Merger and Acquiror has no current plan or intention to and will not cause or permit Auto Merger Sub to issue additional equity interests to any person or entity (other than Acquiror) in connection with the Merger. Immediately after the Merger, Auto Merger Sub will not have any outstanding warrants, options, convertible securities or any other type of right pursuant to which any person could acquire equity interests in Auto Merger Sub and Acquiror will not cause or permit Auto Merger Sub to issue any such rights in connection with the Merger.

(c) Assuming the current business carried on by the Company is the “historic business,” following the Merger, Auto Merger Sub will continue the Company’s historic business or use a significant portion of the Company’s historic business assets in a business within the meaning of Treasury Regulation Section 1.368-1(d).

(d) In connection with the Merger, Acquiror will not redeem or reacquire any shares of the Acquiror Common Stock issued in the First Merger. In addition, in connection with the Merger, no person related to Acquiror (within the meaning of Treasury Regulation Section

1.368-1(e)(3)) and no person acting as an intermediary for Acquiror or such a related person will acquire any of the Acquiror Common Stock issued in the First Merger. Acquiror may repurchase Unvested Acquiror Shares upon the termination of employment or services pursuant to repurchase options, vesting schedules or other conditions assigned to Acquiror in connection with the Merger.

(e) Acquiror will treat all of the consideration paid to the Company Stockholders pursuant to this Agreement as consideration paid to such holders in exchange for Company Capital Stock and will not treat any portion of such consideration as compensation for services; provided, however, for any Unvested Company Shares for which a Company Stockholder has not timely filed a valid §83(b) election under the Code, Acquiror may treat consideration for Unvested Company Shares as paid in connection with services under §83 of the Code when the Unvested Acquiror Shares received in exchange therefor vest.

(f) At least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by the Company immediately after the First Merger will be transferred to Auto Merger Sub in the Second Merger. For purposes of this representation, the following assets will be treated as property held by the Company immediately after the First Merger, but not transferred to Auto Merger Sub in the Second Merger: (i) assets used by the Company or Auto Merger Sub to pay stockholders in lieu of fractional shares of Acquiror Common Stock or other expenses or liabilities incurred in connection with the Merger; and (ii) assets used to make distributions, redemptions or other payments in respect of Company Capital Stock or rights to acquire such stock (including payments treated as such for tax purposes) that are made after the First Merger and in contemplation of the Merger or that are related thereto.

(g) Following the Merger, Acquiror will comply, and will cause Auto Merger Sub to comply, with the record-keeping and information filing requirements of Treasury Regulation Section 1.368-3. Acquiror, Car Merger Sub and Auto Merger Sub will not take any position on any federal, state, or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code or any of the foregoing representations, unless otherwise required to do so by Applicable Law or if due to the operation of Section 3.3 Acquiror distributes cash in connection with the Merger that causes the Merger to fail to so qualify as a reorganization.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF THE COMPANY

The Company’s obligations to consummate the Merger and take the other actions required to be taken by the Company at the Closing are subject to the fulfillment or satisfaction as of the Closing, of each of the following conditions (it being understood that (a) any one or more of the following conditions may be waived by the Company in a writing signed on behalf of the Company and (b) by proceeding with the Closing, the Company shall be deemed to have waived any of such conditions that remain unfulfilled or unsatisfied):

9.1 Accuracy of Representations and Warranties. The representations and warranties of Acquiror set forth in Article 5 (a) that are qualified as to materiality shall be true and correct and (b) that are not qualified as to materiality shall be true and correct in all material respects, in each case on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties that are qualified as to materiality shall be true and correct, and such representations and warranties that are not qualified as to materiality shall be true and correct in all material respects, on and as of such specified date or dates), except to the extent the failure of such representations and warranties to be so true and correct does not have a material adverse effect on Acquiror’s, Car Merger Sub’s or Auto Merger Sub’s ability to consummate the Merger or to perform their respective obligations under this Agreement, the Acquiror Ancillary Agreements and the Merger Sub Ancillary Agreements, and at the Closing the Company shall have received a certificate to such effect executed by an officer of Acquiror.

9.2 Covenants. Acquiror shall have performed and complied in all material respects with all of its covenants contained in Article 8 on or before the Closing (to the extent that such covenants require performance by Acquiror on or before the Closing), except to the extent the failure to so perform and comply with such covenants does not have a material adverse effect on Acquiror’s ability to consummate the Merger or to perform its obligations under this Agreement and the Acquiror Ancillary Agreements, and at the Closing the Company shall have received a certificate to such effect executed by an officer of Acquiror.

9.3 Compliance with Law; No Legal Restraints; No Litigation. There shall not be issued, enacted or adopted, or threatened in writing by any Governmental Authority, any order, decree, temporary, preliminary or permanent injunction, legislative enactment, statute, regulation, action or proceeding, or any judgment or ruling by any Governmental Authority that prohibits or renders illegal or imposes limitations on the Merger or any other material transaction contemplated by this Agreement. No litigation or proceeding shall be threatened or pending for the purpose or with the probable effect of enjoining or preventing the consummation of the Merger or any of the other material transactions contemplated by this Agreement.

9.4 Government Consents. There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken all such other actions by any Governmental Authority or other regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, as may be required to lawfully consummate the Merger.

9.5 Company Stockholder Approval. The Merger and this Agreement shall have been duly and validly approved and adopted, as required by Delaware Law and California Law and the Company’s Certificate of Incorporation and Bylaws, each as in effect on the date of such approval and adoption, by the requisite vote or written consent of the Company Stockholders.

9.6 Secretary Certificate. The Company shall have received a certificate executed by the Secretary or Assistant Secretary of each of Acquiror, Car Merger Sub and Auto Merger Sub certifying copies of resolutions adopted by the Boards of Directors of each of Acquiror, Car Merger Sub and Auto Merger Sub and the sole stockholder of Car Merger Sub and Auto Merger Sub evidencing approval of the Merger and the execution, delivery and performance of this

Agreement, the Acquiror Ancillary Agreements, the Merger Sub Ancillary Agreements and the transactions contemplated hereby and thereby.

9.7 Listing of Additional Shares. Acquiror shall have filed with the NASDAQ National Market a Notification Form for Listing of Additional Shares with respect to the shares of Acquiror Common Stock issuable in connection with the Merger.

9.8 Employment Matters. Acquiror shall have executed and delivered the Employment Offer Letter of each of the persons identified on Exhibit C-1.

ARTICLE 10

CONDITIONS TO OBLIGATIONS OF ACQUIROR AND MERGER SUBS

Acquiror’s, Car Merger Sub’s and Auto Merger Sub’s obligations to consummate the Merger and take the other actions required to be taken by them at the Closing are subject to the fulfillment or satisfaction, as of the Closing, of each of the following conditions (it being understood that (a) any one or more of the following conditions may be waived by Acquiror, Car Merger Sub and Auto Merger Sub in a writing signed by Acquiror and (b) by proceeding with the Closing, Acquiror, Car Merger Sub and Auto Merger Sub shall be deemed to have waived any of such conditions that remains unfulfilled or unsatisfied):

10.1 Accuracy of Representations and Warranties. The representations and warranties of the Company set forth in Article 4 (as modified by the Company Disclosure Letter and the Disclosure Letter Update in accordance herewith) (a) that are qualified as to materiality shall be true and correct and (b) that are not qualified as to materiality shall be true and correct in all material respects, in each case on and as of the Closing with the same force and effect as if they had been made on the Closing Date (except for any such representations or warranties that by their terms speak only as of a specific date or dates, in which case such representations and warranties that are qualified as to materiality shall be true and correct, and such representations and warranties that are not qualified as to materiality shall be true and correct in all material respects, on and as of such specified date or dates), and at the Closing Acquiror shall have received a certificate to such effect executed by the Company’s President or Chief Executive Officer.

10.2 Covenants. The Company shall have performed and complied in all material respects with all of its covenants contained in Article 7 at or before the Closing (to the extent that such covenants require performance by the Company at or before the Closing), and at the Closing Acquiror shall have received a certificate to such effect executed by the Company’s President or Chief Executive Officer.

10.3 No Material Adverse Change. There shall not have been any Material Adverse Change in the Company between the Agreement Date and the Closing Date and at the Closing Acquiror shall have received a certificate to such effect executed by the Company’s President or Chief Executive Officer.

10.4 Compliance with Law; No Legal Restraints; No Litigation. There shall not be issued, enacted or adopted, or threatened in writing by any Governmental Authority, any order, decree, temporary, preliminary or permanent injunction, legislative enactment, statute, regulation, action, proceeding, or any judgment or ruling by any Governmental Authority that prohibits or renders illegal or imposes limitations on: (a) the Merger or any other material transaction contemplated by this Agreement; or (b) Acquiror’s right (or the right of any Subsidiary of Acquiror) to own, retain, use or operate any of its products, services, properties or assets (including equity, properties or assets of the Company) or conduct the Company Business on or after consummation of the Merger or seeking a disposition or divestiture of any such properties or assets. No litigation or proceeding shall be threatened or pending for the purpose or with the probable effect of enjoining or preventing the consummation of any of the transactions contemplated by this Agreement.

10.5 Government Consents. There shall have been obtained at or prior to the Closing Date such permits or authorizations, and there shall have been taken all such other actions by any Governmental Authority or other regulatory authority having jurisdiction over the parties and the actions herein proposed to be taken, as may be required to consummate the Merger, including requirements under applicable federal and state securities laws.

10.6 Opinion of Company’s Legal Counsel. Acquiror shall have received from O’Melveny & Myers LLP, legal counsel to the Company, an opinion opining to the matters set forth in Exhibit I.

10.7 Consents. Acquiror shall have received duly executed copies of all third party consents, approvals, assignments, notices, waivers, authorizations or other certificates, in each case, in form and substance reasonably satisfactory to Acquiror, (a) with respect to Company Contracts set forth in Schedule 10.7 of the Company Disclosure Letter and (b) necessary to provide for the continuation in full force and effect after the Merger of any and all Company Material Contracts entered into between the Agreement Date and Closing Date; provided, however, that this condition shall be deemed satisfied with respect to any of the foregoing Contracts (other than the Company’s facility lease) if (x) the failure to obtain such consent, approval, assignment, notice, waiver, authorization or other certificate with respect to such Contract would not reasonably be expected to have a material adverse effect on the ability of Acquiror to continue the development of the Company Products (as set forth in the Product Roadmap) following the Merger or (y) if such Contract is for Company-Licensed IP Rights for which Acquiror or an Acquiror Subsidiary already has an effective license from the licensor which is also sufficient to enable continued development of the Company Products (as set forth in the Product Roadmap) following the Merger at no materially increased cost.

10.8 Company Stockholder Approval. The Merger and this Agreement shall have been duly and validly approved and adopted, as required by Delaware Law and California Law and the Company’s Certificate of Incorporation and Bylaws, each as in effect on the date of such approval and adoption, by the requisite vote or written consent of the Company Stockholders. The number of Dissenting Shares shall not exceed 5% of all the Company Capital Stock (on an as-converted to Company Common Stock basis) outstanding as of immediately prior to the Effective Time of the First Merger.

10.9 Voting and Employment Matters. The Voting Agreement of each of the persons identified on Exhibit B-1 shall continue to be in full force and effect. The Employment Offer Letter of each of the persons identified on Exhibit C-1 shall continue to be in full force and effect. The Non-Competition Agreement of each of the persons identified on Exhibit D-1 shall continue to be in full force and effect. Each employee identified in Schedule 10.9 of the Company Disclosure Letter shall be employed by the Company immediately prior to the Effective Time of the First Merger and shall have accepted Acquiror’s offer of employment in a writing signed by such employees and delivered to Acquiror, and none of such employees shall have revoked or rescinded their acceptances of Acquiror’s offer of employment.

10.10 Acceleration of Vesting. The Company shall have accelerated in full all vesting of Company Options and Unvested Company Shares set forth on Schedules 2.4(b)(ii)-(iii) of the Company Disclosure Letter in the manner contemplated by Section 2.4(b)(ii)-(iii) no later than immediately prior to the Effective Time of the First Merger, and Acquiror shall have received duly executed copies of modifications to Contracts pertaining to Company Options and Unvested Company Shares providing for such acceleration as well as any consents, approvals or waivers of the Company Securityholders necessary under the terms of the Company Option Plan or any Contract pertaining to Company Options of Unvested Company Shares to allow for such acceleration.

10.11 Termination of Company Options and Other Rights. All Company Options and all other direct or indirect rights to acquire shares of Company Capital Stock shall have been exercised and converted into shares of Company Capital Stock (for Company Options in the manner contemplated by Section 2.4(b)(ii)) or shall have been terminated without further obligation or Liability of the Company, Acquiror or the Surviving Corporation. Acquiror shall have received duly executed copies of any consents, approvals or waivers of the Company Optionholders necessary under the terms of the Company Option Plan or any Contract pertaining to Company Options to allow for the exercise of Company Options in the manner contemplated by Section 2.4(b)(ii).

10.12 Termination of Company Stockholder Documents and Rights. Each of the Series A Preferred Stock Purchase Agreement, Investor Rights’ Agreement, Stockholders’ Agreement and Voting Agreement dated October 11, 2002 (collectively, the “Company VC Agreements”) shall have been terminated, effective as of the Closing, in accordance with their respective terms, and the parties to the Company VC Agreements shall have waived all of their respective rights thereunder, effective as of, and contingent upon, the Closing. Any rights of first refusal, rights to any liquidation preference or redemption rights of any Company Stockholder shall have been terminated or waived, effective as of, and contingent upon, the Closing. Company Stockholders holding at least 95% of the Company Common Stock outstanding as of immediately prior to the Effective Time of the First Merger (including Company Common Stock issued upon conversion of Company Series A Stock and exercise of Company Options before the Effective Time of the First Merger) shall have executed and delivered to Acquiror a release from liability in favor of the Company Indemnified Parties, in substantially the form attached hereto as Exhibit J (“Company Stockholder Release”), and none of such stockholders shall have revoked or rescinded such release.

10.13 Resignations of Directors and Officers. The persons holding the positions of a director or officer of the Company, in office immediately prior to the Effective Time of the First Merger, shall have resigned from such positions in writing effective as of the Effective Time of the First Merger.

10.14 Company Stockholder Agreement. Each Company Stockholder as of immediately prior to the Effective Time of the First Merger (other than a holder of solely Dissenting Shares) shall have executed and delivered to Acquiror a Company Stockholder Agreement.

10.15 Closing Expenses Certificate and Spreadsheet. Acquiror shall have received the Closing Expenses Certificate and Spreadsheet from the Company; provided, however, that such receipt shall not be deemed to be an agreement by Acquiror that the Closing Expenses Certificate or Spreadsheet is accurate and shall not diminish Acquiror’s remedies hereunder if the Closing Expenses Certificate or Spreadsheet is not accurate.

10.16 Section 280G Approval. If, in Acquiror’s belief, any Contract or arrangement to which the Company is a party would be reasonably likely to give rise to or has given rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code, such amount shall have been subject to a vote by the Company Stockholders as required by Section 7.11(d), and, as required by Section 7.11(c), any “disqualified individuals” shall have agreed to, and shall, forfeit any payments that would be non-deductible if the stockholder approval described in Section 7.11(d) is not obtained.

10.17 Company Good Standing Certificates. Acquiror shall have received a certificate from the Delaware Secretary of State and each other State in which the Company is qualified to do business as a foreign corporation certifying that the Company is in good standing and that all applicable taxes and fees of the Company through and including the Closing Date have been paid.

10.18 Termination of Company Benefit Arrangements. The Company shall have delivered a true, correct and complete copy of resolutions adopted by the Board of Directors of the Company, certified by the Secretary of the Company, authorizing the termination of each or all of the Company Benefit Arrangements requested by Acquiror to be terminated.

10.19 FIRPTA. Acquiror, as agent for the stockholders of the Company, shall have received a properly executed Foreign Investment and Real Property Tax Act of 1980 Notification Letter, in form and substance reasonably satisfactory to Acquiror, which states that shares of Company Capital Stock do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Acquiror’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

10.20 Secretary Certificate. Acquiror shall have received a certificate executed by the Secretary or Assistant Secretary of the Company certifying copies of resolutions adopted by the Board of Directors of the Company and the Company Stockholders evidencing approval of the Merger and the execution, delivery and performance of this Agreement, the Company Ancillary Agreements and the transactions contemplated hereby and thereby.

ARTICLE 11

TERMINATION OF AGREEMENT

11.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of Acquiror and the Company.

11.2 Unilateral Termination.

(a) Either Acquiror or the Company, by giving written notice to the other, may terminate this Agreement if a court of competent jurisdiction or other Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger or any other material transaction contemplated by this Agreement.

(b) Either Acquiror or the Company, by giving written notice to the other, may terminate this Agreement if the First Merger shall not have been consummated by midnight Pacific Time on April 30, 2004; provided, however, that the right to terminate this Agreement pursuant to this Section 11.2(b) shall not be available to any party whose material breach of a representation or warranty or covenant made under this Agreement by such party results in the failure of any condition set forth in Article 9 or Article 10 to be fulfilled or satisfied on or before such date; provided further, that in the event that: (i) any such condition in Article 10 is not satisfied due to the commencement after the Agreement Date of any litigation against the Company or any of its employees that is brought by a third party that is unaffiliated with the Company or the receipt by the Company after the Agreement Date of written notice that such a third party intends to commence (or that such third party believes it has a basis to commence) such litigation; and (ii) the Company (x) promptly communicates to Acquiror in writing such litigation or threat and the underlying facts and documentation reasonably necessary for an evaluation of the alleged merits thereof and defenses thereto (provided such communication does not violate or waive the attorney client privilege), and (y) thereafter continuously works in good faith with the Acquiror, and exercises reasonable efforts, to defend, resolve or settle such litigation or threat (to the extent that the Company has adequate resources to do so); but (iii) such litigation or threat cannot be dismissed or resolved by April 30, 2004 and Acquiror has not waived each such closing condition with respect to such litigation or threat on or prior to that date, then the foregoing proviso shall not prohibit the Company from terminating this Agreement pursuant to this Section 11.2(b) following April 30, 2004.

(c) Either Acquiror or the Company may terminate this Agreement at any time prior to the Effective Time if (a) the other has committed a breach of (i) any of its representations and warranties under Article 4 or Article 5, as applicable, or (ii) any of its covenants under Article 7 or Article 8, as applicable, and has not cured such breach within five business days after the party seeking to terminate this Agreement has given the other party written notice of the material breach and its intention to terminate this Agreement pursuant to this Section 11.2(c) (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and (b) if not cured on or prior to the Closing Date, such breach would result in the failure of any of the conditions set forth in Article 10 or Article 9, as applicable, to be fulfilled or satisfied; provided, however, that the right to terminate this Agreement under this Section 11.2(c) shall not be available to a party if the party is at that time in material breach of this Agreement.

(d) Either Acquiror or the Company, by giving written notice to the other, may terminate this Agreement if any required approval of the Company Stockholders approving the Merger and adopting this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly noticed and held meeting of stockholders (or at any adjournment thereof) or by written consent of the stockholders within 10 business days following the date the California Commissioner issues the Permit (or, in the event that Acquiror proceeds with the private placement pursuant to Section 6.2(a), following the date Acquiror notifies the Company of such fact); provided, however, that the right to terminate this Agreement under this Section 11.2(d) shall not be available to the Company where the failure to obtain stockholder approval shall have been caused by the action or failure to act of the Company and such action or failure to act constitutes a breach by the Company of this Agreement.

(e) Acquiror, by giving written notice to the Company, may terminate this Agreement if (i) the Company’s Board of Directors shall have for any reason recommended, endorsed, accepted or agreed to an Acquisition Proposal or shall have resolved to do any of the foregoing, (ii) the Company shall have breached or be deemed to have breached Section 7.7 (No Other Negotiations), (iii) the Company shall have for any reason failed to call, convene and hold the Company Stockholders Meeting (or submit to the vote of the Company Stockholders at the Company Stockholders Meeting the approval of the Merger and adoption of this Agreement) or secure the Company Stockholders Consent within 10 business days following the date the California Commissioner issues the Permit (or, in the event that Acquiror elects to proceed with the private placement pursuant to Section 6.2(a), the date Acquiror notifies the Company of such election), or (iv) if an Acquisition Proposal shall have been made and the Company’s Board of Directors of the Company in connection therewith, does not within five business days of such occurrence reconfirm its approval and recommendation of this Agreement and the transactions contemplated hereby and reject such Acquisition Proposal.

11.3 Effect of Termination. In the event of termination of this Agreement as provided in Section 11.2, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Car Merger Sub, Auto Merger Sub or the Company or their respective officers, directors, stockholders or affiliates; provided, however, that (i) the provisions of this Section 11.3 (Effect of Termination) and Article 13 (Miscellaneous) shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from liability in connection with any willful breach of any of such party’s covenants contained herein.

ARTICLE 12

SURVIVAL OF REPRESENTATIONS, INDEMNIFICATION

AND REMEDIES; CONTINUING COVENANTS

12.1 Survival. If the First Merger is consummated, the representations and warranties of the Company contained in this Agreement and the other agreements, certificates and documents contemplated hereby shall survive the Effective Time of the First Merger and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the first anniversary of the Effective Time of the First Merger; provided, however, that the representations and warranties of the Company contained in Section 4.13 (Intellectual Property) will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties to this Agreement, until the third anniversary of the Effective Time of the First Merger for claims against the Effective Time Holders which seek recovery of Damages arising out of a failure of the representations and warranties of the Company contained in Section 4.13 (Intellectual Property);

provided further, that no right to indemnification pursuant to Article 12 in respect of any claim based upon any failure of a representation or warranty that is set forth in a Notice of Claim delivered prior to the applicable expiration date of such representation or warranty shall be affected by the expiration of such representation or warranty; and provided, further, that such expiration shall not affect the rights of any Acquiror Indemnified Person under Article 12 or otherwise to seek recovery of Damages arising out of any fraud by the Company until the expiration of the applicable statute of limitations. If the First Merger is consummated, the representations and warranties of Acquiror contained in this Agreement and the other certificates of Acquiror contemplated hereby shall expire and be of no further force or effect as of the Effective Time of the First Merger; provided, however, that in the event Acquiror is obligated to issue any First Booking Stock Earnout or Subsequent Booking Stock Earnout hereunder, the representation and warranty of Acquiror contained in the second sentence of Section 5.3 (Capitalization of Acquiror) will remain operative and in full force and effect until the later of (i) the First Booking Earnout Distribution Date or (ii) the final Subsequent Booking Earnout Distribution Date. If the First Merger is consummated, all covenants and agreement of the parties set forth in this Agreement (including the covenants set forth in Article 7 and Article 8) shall expire and be of no further force or effect as of the Effective Time of the First Merger, except to the extent such covenants and agreement provide that they are to be performed after the Effective Time of the First Merger (including without limitation, the covenants and agreements set forth in Article 2 and Article 3 (and the related Exhibits) and in Section 8.5); provided, however, that no right to indemnification pursuant to Article 12 in respect of any claim based upon any breach of a covenant by the Company that is set forth in a Notice of Claim delivered prior to the first anniversary of the Effective Time of the First Merger shall be affected by the expiration of such covenant.

12.2 Agreement to Indemnify. Subject to the limitations set forth in this Article 12, from and after the Effective Time of the First Merger, each Effective Time Holder shall severally (based on each such holder’s Pro Rata Share), and not jointly, indemnify and hold harmless Acquiror and its officers, directors, agents, representatives, stockholders and employees, and each person, if any, who controls or may control Acquiror within the meaning of the Securities Act or the Exchange Act (each hereinafter referred to individually as an “Acquiror Indemnified Person” and collectively as “Acquiror Indemnified Persons”) from and against any and all losses, costs, damages, Liabilities and expenses (including reasonable attorneys’ fees, other professionals’ and experts’ fees, costs of investigation and court costs), calculated net of actual recoveries under existing insurance policies (net of any applicable collection costs and reserves, deductibles, premium adjustments and retrospectively rated premiums) (in each case excluding lost profits) (hereinafter collectively referred to as “Damages”), arising from assessments, claims, demands, assertions of liability, or actual or threatened actions, suits or proceedings (whether civil, criminal, administrative or investigative)directly or indirectly arising out of, resulting from or in connection with: (i) any failure of any representation or warranty made by the Company in this Agreement, the Company Disclosure Letter (including all schedules to such letter) or the Disclosure Letter Update (including all schedules to such update) to be true and correct as of the date of this Agreement and as of the Closing Date (as though such representation or warranty were made as of the Closing Date, except in the case of representations and warranties which by their terms speak only as of a specific date or dates); (ii) any failure of any certification made by the Company in any certificate delivered to Acquiror pursuant Article 10 of this Agreement (other than the Closing Expenses Certificate) to be true and correct as of the date such certificate is delivered to Acquiror; (iii) any breach of or default in connection with any of the covenants or agreements made by the Company in this Agreement; (iv) any inaccuracies in the Closing Expenses Certificate or Spreadsheet; (v) any Indemnifiable Merger Expenses; or (vi) any Dissenting Shares Excess Payments.

12.3 Remedies and Limitations.

(a) General Escrow Shares and Cash and IP Escrow Shares and Cash. If the First Merger is consummated, recovery from the General Escrow Shares and General Escrow Cash shall be the sole and exclusive remedy for the matters listed in the foregoing clauses (i)-(vi) of Section 12.2, except in the case of (i) fraud by the Company, (ii) any failure of any of the representations and warranties contained in Section 4.13 (Intellectual Property) to be true and correct as aforesaid, (iii) any inaccuracies in the Closing Expenses Certificate or Spreadsheet, (iv) any Indemnifiable Merger Expenses, or (v) any Dissenting Shares Excess Payments. In the case of any failure of any of the representations and warranties contained in Section 4.13 (Intellectual Property) to be true and correct as aforesaid, the sole and exclusive remedy under this Agreement for IP Damages from such failure shall be (x) recovery from the General Escrow Shares and General Escrow Cash, (y) recovery from the IP Escrow Shares and IP Escrow Cash (it being understood that Acquiror may elect in its sole discretion whether to proceed against the General Escrow Shares and General Escrow Cash, on the one hand, or the IP Escrow Shares and IP Escrow Cash, on the other hand), and (z) after Acquiror has exhausted or made claims upon all amounts of IP Escrow Shares and IP Escrow Cash (after taking into account all other claims for indemnification from the IP Escrow Shares and IP Escrow Cash made by Acquiror), recovery of first, earned but unpaid First Booking Earnout or Subsequent Booking Earnouts (earned on or prior to, but not after, the third anniversary of the Effective Time of the First Merger), and then, the amount of any previously paid First Booking Earnout or Subsequent Booking Earnouts (earned and paid on or prior to, but not after, the third anniversary of the Effective Time of the First Merger), up to the aggregate amount of $2,500,000 under this clause (z).

(b) Earnout. In the case of (i) fraud by the Company, (ii) any inaccuracies in the Closing Expenses Certificate or Spreadsheet, (iii) any Indemnifiable Merger Expenses, or (iv) any Dissenting Shares Excess Payments, after Acquiror has exhausted or made claims upon all amounts of General Escrow Shares and General Escrow Cash (after taking into account all other claims for indemnification from the General Escrow Shares and General Escrow Cash) made by Acquiror, each Effective Time Holder shall be liable for such holder’s Pro Rata Share of the amount of any Damages resulting therefrom; provided, however, that after Acquiror has exhausted or made claims upon all amounts of General Escrow Shares and General Escrow Cash, the sole and exclusive remedies under this Agreement for the matters listed in the immediately preceding clauses (ii)-(iv) of this Section 12.3(b) shall be recovery of first, the amount of any earned but unpaid First Booking Earnout or Subsequent Booking Earnouts (earned on or prior to, but not after, the third anniversary of the Effective Time of the First Merger), and second, after exhaustion of any earned but unpaid First Booking Earnout or Subsequent Booking Earnouts (earned on or prior to, but not after, the third anniversary of the Effective Time of the First Merger), the amount of any previously paid First Booking Earnout or Subsequent Booking Earnouts (earned and paid on or prior to, but not after, the third anniversary of the Effective Time of the First Merger); provided further, that in the case of fraud by the Company, the maximum liability of an Effective Time Holder hereunder for any Damages resulting therefrom shall be such holder’s Pro Rata Share of the aggregate dollar amount of Initial Stock Consideration (including any amounts thereof which constitute General Escrow Shares and IP Escrow Shares), Initial Cash Consideration (including any amounts thereof which constitute General Escrow Cash and IP Escrow Cash), First Booking Stock Earnout (including any amount thereof which constitutes IP Escrow Shares), First Booking Cash Earnout (including any amount thereof which constitutes IP Escrow Cash), Subsequent Booking Stock Earnouts and Subsequent Booking Cash Earnouts that either (i) is distributed to such Effective Time Holder, (ii) is deposited into escrow pursuant to this Agreement for the account of such Effective Time Holder, or (iii) would have been distributed to such Effective Time Holder but for exercise by Acquiror of its set off rights under this Agreement. Nothing in this Agreement shall limit the liability of any Company Stockholder in connection with any breach by such Person of any Voting Agreement to which it is a party. For the avoidance of doubt, an Acquiror Indemnified Person shall not be entitled under this Article 12 to recover for the exact same Damages from more than one of the following clauses (i)-(iii): (i) the General Escrow Shares and General Escrow Cash, (ii) the IP Escrow Shares and IP Escrow Cash, and (iii) the First Booking Earnout and/or Subsequent Booking Earnouts. For any Claims for Damages arising under this Agreement, the Acquiror Indemnified Persons shall have no right sue, claim, counterclaim, escrow or offset against the Effective Time Holders or withhold distributions of Acquiror Common Stock or cash distributable under this Agreement to the Effective Time Holders, except (i) as expressly set forth in this Agreement, (ii) as set forth in the Bookings Guidelines (with respect to recovery of de-booked amounts on a Pro Rata Share basis), or (iii) for recovery of amounts directly payable by Effective Time Holders on a Pro Rata Share basis under Section 12.3(a)-(b) which are not collectible by Acquiror after the exercise of commercially reasonable efforts solely by way of offset against Subsequent Booking Earnouts earned after the third anniversary of the Effective Time of the First Merger to recover payments made to such Effective Time Holder prior to such third anniversary.

(c) Basket. Notwithstanding anything contained herein to the contrary, no Acquiror Indemnified Person may receive any recovery in respect of any claims for indemnification that are made pursuant to clauses (i)-(ii) of Section 12.2 and do not involve fraud by the Company, unless and until Damages in an aggregate amount greater than $250,000 (the “Basket”) have been incurred, paid or properly accrued, in which case the Acquiror Indemnified Persons may make claims for indemnification for all Damages, including the amount of the Basket. In determining the amount of any Damages in respect of the failure of any representation or warranty to be true and correct as of any particular date, any materiality standard contained in such representation or warranty shall be disregarded.

(d) Satisfaction of Damages. In making recovery for indemnification claims for Damages against (i) the General Escrow Shares and General Escrow Cash, (ii) IP Escrow Shares and IP Escrow Cash, or (iii) earned but unpaid First Booking Earnout and Subsequent Booking Earnouts, Acquiror shall proceed against shares of Acquiror Common Stock for 50% of the claimed Damages and cash for 50% of the claimed Damages. For these purposes, (i) General Escrow Shares (and any shares of Acquiror Common Stock tendered by an Effective Time Holder in satisfaction of an indemnification claim) shall be deemed to have a value equal to the Closing Stock Price, (ii) IP Escrow Shares shall be deemed to have a value equal to the weighted average of the Closing Stock Price and First Booking Stock Price, and (iii) shares of Acquiror Common Stock attributable to earned but unpaid First Booking Stock Earnout and Subsequent

Booking Stock Earnout shall be deemed to have a per share value equal to the First Booking Stock Price or the applicable Average Acquiror Stock Price for the period ending on the trading day that is three trading days prior to the Subsequent Booking Earnout Distribution Date, as applicable.

(e) No Contribution. The obligations of the Effective Time Holders under this Article 12 shall not be reduced, offset, eliminated or subject to contribution by reason of any action or inaction by the Company prior to the Effective Time of the First Merger that contributed to any inaccuracy or breach giving rise to such obligation, it being understood and agreed that the Effective Time Holders, and not the Company, shall have the sole obligation for the indemnity obligations under this Article 12.

12.4 Appointment of Representative.

(a) Authority. By voting in favor of the Merger or participating in the conversion of Company Common Stock, each Effective Time Holder approves the designation of and designates the Representative as the representative of the Effective Time Holders and as the attorney-in-fact and agent for and on behalf of each Effective Time Holder with respect to claims for indemnification under this Article 12 and the taking by the Representative of any and all actions and the making of any decisions required or permitted to be taken by the Representative under this Agreement, including the exercise of the power to: (a) give and receive notices and communications to or from Acquiror (on behalf of itself or any other Acquiror Indemnified Person) relating to this Agreement or any of the transactions and other matters contemplated hereby or thereby (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by such holders individually); (b) authorize the release or delivery to Acquiror of General Escrow Shares, General Escrow Cash, IP Escrow Shares, IP Escrow Cash, First Booking Earnout or Subsequent Booking Earnouts in satisfaction of indemnification claims by Acquiror or any other Acquiror Indemnified Person pursuant to this Article 12 (including by not objecting to such claims) or the forfeiture of cash otherwise issuable in lieu of shares pursuant to Section 3.3(c); (c) agree to, object to, negotiate, resolve, enter into settlements and compromises of, demand litigation of, and comply with orders of courts with respect to, (i) indemnification claims by Acquiror or any other Acquiror Indemnified Person pursuant to this Article 12, (ii) any other claim by any Acquiror Indemnified Person, against any such holder or by any such holder against any Acquiror Indemnified Person or any dispute between any Acquiror Indemnified Person and any such holder (it being understood that the Representative shall be entitled to commence litigation on behalf of such holders to enforce Acquiror’s obligations hereunder in accordance with their terms) or (iii) determination of achievement of Technical Milestones or calculation of bookings credits, debits or allocations, in each case relating to this Agreement or any of the transactions and other matters contemplated hereby or thereby; and (d) take all actions necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing. The Representative shall have authority and power to act on behalf of each Effective Time Holder with respect to the disposition, settlement or other handling of all claims under this Article 12 and all rights or obligations arising under this Article 12. The Effective Time Holders shall be bound by all actions taken and documents executed by the Representative in connection with this Article 12, and Acquiror and other Acquiror Indemnified Persons shall be entitled to rely on any action or decision of the Representative. The individual serving as the Representative may be replaced from time to time by the holders of a majority in interest of the Company Common Stock (other than Dissenting Shares) outstanding as of immediately prior to the Effective Time of the First Merger upon not less than 10 days’ prior written notice to Acquiror. No bond shall be required of the Representative, and the Representative shall receive no compensation for his services. Notices or communications to or from the Representative shall constitute notice to or from each of the Effective Time Holders.

(b) Limitation on Liability. In performing the functions specified in this Agreement, the Representative shall not be liable to any Effective Time Holder in the absence of gross negligence or willful misconduct on the part of the Representative. Each Effective Time Holder shall severally (based on each such holder’s Pro Rata Share), and not jointly, indemnify and hold harmless the Representative from and against any loss, liability or expense incurred without gross negligence or willful misconduct on the part of the Representative and arising out of or in connection with the acceptance or administration of his duties hereunder, including any out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Representative. If not paid directly to the Representative by the Effective Time Holders, such losses, liabilities or expenses may be recovered by the Representative from General Escrow Shares, General Escrow Cash, IP Escrow Shares, IP Escrow Cash, First Booking Earnout or Subsequent Booking Earnouts (with shares valued in the manner set forth in Section 12.3(d)) otherwise distributable to the Effective Time Holders (and not distributed or distributable to any Acquiror Indemnified Person or subject to a pending indemnification claim of any Acquiror Indemnified Person or consisting of Unvested Acquiror Shares or Unvested Acquiror Cash) pursuant to the terms hereof, at the time of distribution, and such recovery will be made from the Effective Time Holders according to their respective Pro Rata Shares.

12.5 Notice of Claim. As used herein, the term “Claim” means a claim for indemnification of Acquiror or any other Acquiror Indemnified Person for Damages under this Article 12. Acquiror may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Acquiror Indemnified Person, and Acquiror shall give written notice of a Claim executed by an officer of Acquiror (a “Notice of Claim”) to the Representative promptly after Acquiror becomes aware of the existence of any potential claim by an Acquiror Indemnified Person for indemnification from the Effective Time Holders under this Article 12, arising from or relating to:

(a) Any matter specified in Section 12.2; or

(b) the assertion, whether orally or in writing, against Acquiror or any other Acquiror Indemnified Person of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against Acquiror or such other Acquiror Indemnified Person (in each such case, a “Third-Party Claim”) that is based on, arises out of or relates to any matter specified in Section 12.2.

The period during which claims may be initiated (the “Claims Period”) for indemnification from the General Escrow Shares and General Escrow Cash shall commence at the Effective Time of the First Merger and terminate at the one-year anniversary of the Effective Time of the First Merger. The Claims Period for indemnification from and against Damages arising out of, resulting from or in connection with (i) any failure of any of the representations and warranties contained in Section 4.13 (Intellectual Property) to be true and correct as aforesaid, (ii) any inaccuracies in the Closing Expenses Certificate or Spreadsheet, (iii) any Indemnifiable Merger Expenses and (iv) any Dissenting Shares Excess Payments shall commence at the Effective Time of the First Merger and terminate at the three-year anniversary of the Effective Time of the First Merger. The Claims Period for indemnification from and against Damages arising out of, resulting from or in connection with fraud by the Company shall commence at the Effective Time of the First Merger and terminate upon the expiration of the applicable statute of limitations. Notwithstanding anything contained herein to the contrary, any Claims for Damages specified in any Notice of Claim delivered to the Representative prior to expiration of the applicable Claims Period with respect to facts and circumstances existing prior to expiration of the applicable Claims Period shall remain outstanding until such Claims for Damages have been resolved or satisfied, notwithstanding the expiration of such Claims Period. Until the expiration of the applicable Claims Period, no delay on the part of Acquiror in giving the Representative a Notice of Claim shall relieve the Representative or any Effective Time Holder from any of its obligations under this Article 12 unless (and then only to the extent that) the Representative or the Effective Time Holders are materially prejudiced thereby.

12.6 Defense of Third-Party Claims.

(a) Acquiror shall determine and conduct the defense or settlement of any Third-Party Claim, and the costs and expenses incurred by Acquiror in connection with such defense or settlement (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Damages for which Acquiror may seek indemnification pursuant to a Claim made by any Acquiror Indemnified Person hereunder to the extent provided in this Article 12. An Acquiror Indemnified Person shall exercise commercially reasonable efforts to mitigate Damages for which the Effective Time Holders are obligated to provide indemnification for and against pursuant to this Article 12.

(b) The Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim to the extent that receipt of such documents by the Representative does not affect any privilege relating to the Acquiror Indemnified Person and may participate in, but not to determine or conduct, any defense of the Third-Party Claim or settlement negotiations with respect to the Third-Party Claim.

(c) No settlement of any such Third-Party Claim with any third party claimant shall be made without the prior written consent of the Representative, which consent shall not be unreasonably withheld, conditioned or delayed and which shall be deemed to have been given unless the Representative shall have objected within 15 calendar days after a written request for such consent by Acquiror. In the event that the Representative has consented to any such settlement, neither the Representative nor any Effective Time Holder shall have any power or authority to object under any provision hereof to the amount of any claim by or on behalf of any Acquiror Indemnified Person against the General Escrow Shares, General Escrow Cash, IP Escrow Shares, IP Escrow Cash, earned but unpaid First Booking Earnout or Subsequent Booking Earnouts, previously paid First Booking Earnout or Subsequent Booking Earnouts, or Effective Time Holders for indemnity with respect to such settlement.

12.7 Contents of Notice of Claim. Each Notice of Claim by Acquiror given pursuant to Section 12.5 shall contain the following information:

(a) that Acquiror or another Acquiror Indemnified Person has directly or indirectly incurred, paid or properly accrued (in accordance with GAAP) or, in good faith, believes it shall have to directly or indirectly incur, pay or accrue (in accordance with GAAP), Damages in an aggregate stated amount arising from such Claim (which amount may be the amount of damages claimed by a third party in an action brought against any Acquiror Indemnified Person based on alleged facts, which if true, would give rise to liability for Damages to such Acquiror Indemnified Person under this Article 12); and

(b) a brief description, in reasonable detail (to the extent reasonably available to Acquiror), of the facts, circumstances or events giving rise to the alleged Damages based on Acquiror’s good faith belief thereof, including the identity and address of any third-party claimant (to the extent reasonably available to Acquiror) and copies of any formal demand or complaint, the amount of Damages, the date each such item was incurred, paid or properly accrued, or the basis for such anticipated liability, and the specific nature of the breach to which such item is related.

12.8 Resolution of Notice of Claim. Each Notice of Claim given by Acquiror shall be resolved as follows:

(a) Uncontested Claims. If, within 15 business days after a Notice of Claim is received by the Representative, the Representative does not contest such Notice of Claim in writing to Acquiror as provided in Section 12.8(b), the Representative shall be conclusively deemed to have consented, on behalf of all Effective Time Holders, to the recovery by the Acquiror Indemnified Person of the full amount of Damages specified in the Notice of Claim in accordance with this Article 12, including the forfeiture of General Escrow Shares, General Escrow Cash, IP Escrow Shares, IP Escrow Cash, First Booking Earnout or Subsequent Booking Earnouts, as applicable, and, without further notice, to have stipulated to the entry of a final judgment for damages against the Effective Time Holders for such amount in any court having jurisdiction over the matter where venue is proper.

(b) Contested Claims. If the Representative gives Acquiror written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the 15 business day period specified in Section 12.8(a), then such Contested Claim shall be resolved by either (i) a written settlement agreement executed by Acquiror and the Representative or (ii) in the absence of such a written settlement agreement within 30 business days following receipt by Acquiror of the written notice from the Representative, by binding litigation between Acquiror and the Representative in accordance with the terms and provisions of Section 12.8(c).

(c) Litigation of Contested Claims. Either Acquiror or the Representative may bring suit in the courts of the State of California and the Federal courts of the United States of America located within the County of Santa Clara in the State of California to resolve the Contested Claim. The case will be tried to the court sitting without a jury. Regardless of which party brings suit to resolve a matter, Acquiror shall bear the burden of proof by a preponderance of the evidence that Acquiror or other Acquiror Indemnified Persons are entitled to indemnification pursuant to this Article 12. The decision of the trial court as to the validity and amount of any claim in such Notice of Claim shall be nonappealable, binding and conclusive upon the parties to this Agreement and Acquiror shall be entitled to act in accordance with such decision and make or withhold payments of General Escrow Shares, General Escrow Cash, IP Escrow Shares, IP Escrow Cash, First Booking Earnout or Subsequent Booking Earnouts in accordance therewith and herewith. Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction. For purposes of this Section 12.8(c), in any suit hereunder in which any claim or the amount thereof stated in the Notice of Claim is at issue, Acquiror shall be deemed to be the non-prevailing party unless the trial court awards Acquiror more than one-half of the amount in dispute; otherwise, the Representative and Effective Time Holders shall be deemed to be the non-prevailing party. The non-prevailing party to a suit shall pay its own expenses and the expenses, including attorneys’ fees and costs, reasonably incurred by the other party to the suit.

12.9 Tax Consequences of Indemnification Payments. All payments (if any) made to an Acquiror Indemnified Person pursuant to any indemnification obligations under this Article 12 will be treated as adjustments to the purchase price for tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by Applicable Law.

ARTICLE 13

MISCELLANEOUS

13.1 Governing Law. The internal laws of the State of California, irrespective of its conflicts of law principles, shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties hereto; provided, however, that issues involving the consummation and effects of the Merger shall be governed by the laws of the State of Delaware. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of California and the Federal courts of the United States of America located within the County of Santa Clara in the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby (including resolution of disputes under Section 12.8(c)), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13.9 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in Santa Clara County, California.

13.2 Assignment; Binding Upon Successors and Assigns.

(a) Generally. Except as set forth in the following Section 13.2(b), no party hereto may assign any of its rights or obligations hereunder without the prior written consent of the other parties hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment in violation of this provision shall be void.

(b) Assignment by Acquiror. This Agreement shall inure to the benefit of the successors and assigns of Acquiror. In the event of (i) the consummation of any tender offer or exchange offer resulting in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning more than 50% of the voting interest in the total outstanding voting securities of Acquiror, (ii) any merger, consolidation, or business combination involving Acquiror pursuant to which the stockholders of Acquiror immediately preceding such transaction hold less than 50% of the equity interests in the surviving or resulting entity of such transaction or the parent entity of the surviving or resulting entity of such transaction, (iii) any sale of all or substantially all of the assets of Acquiror, or (iv) any sale by Acquiror of all or substantially all of the Company Business or assets of the Company Business, then (x) the successor, assignee or controlling person shall agree in writing to be bound by Acquiror’s obligations hereunder, (y) Section 3.3(b) (Milestone Limitation) shall terminate and be of no further force or effect, and (z) the Non-Competition Agreements shall terminate and be of no further force or effect if the successor or assignee cancels the Company Products and Product Roadmap or ceases to actively market and sell Company Products.

13.3 Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

13.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as regards any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all parties reflected hereon as signatories.

13.5 Other Remedies. Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party hereunder shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy shall not preclude the exercise of any other. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any State having jurisdiction.

13.6 Amendments and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. This Agreement may be amended by the parties hereto as provided in this Section 13.6 at any time before or after adoption of this Agreement by the Company Stockholders, but, after such adoption, no amendment shall be made which by Applicable Law requires the further approval of the Company Stockholders without obtaining such further approval. At any time prior to the Effective Time, each of Company and Acquiror, by action taken by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties made to it contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for its benefit contained herein. No such waiver or extension shall be effective unless signed in writing by the party against whom such waiver or extension is asserted. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

13.7 Expenses. Each party shall bear its respective legal, auditors’, investment bankers’ and financial advisors’ fees and other expenses incurred with respect to this Agreement, the Merger and the transactions contemplated hereby. If the First Merger is consummated, Acquiror will pay the reasonable Merger Expenses incurred by Company, up to $300,000, at Closing (subject to the prior receipt of itemized bills for services rendered, including time entries and billing rates for counsel to the Company).

13.8 Attorneys’ Fees. Should suit be brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys’ fees to be fixed by the court (including costs, expenses and fees on any appeal). The prevailing party shall be entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment.

13.9 Notices. All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express courier service. Such notices and other communications shall be effective upon receipt if hand delivered or sent by facsimile, three days after mailing if sent by mail, and one day after dispatch if sent by express courier, to the following addresses, or such other addresses as any party may notify the other parties in accordance with this Section 13.9:

If to Acquiror, Car Merger Sub or Auto Merger Sub:

Magma Design Automation, Inc.

5460 Bayfront Plaza

Santa Clara, CA 95054-3600

Attention: President and General Counsel

Facsimile No.: (408) 565-7501

Telephone No.: (408) 565-7500

with a copy to:

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

Attention: David W. Healy, Esq.

Facsimile No.: (650) 988-8500

Telephone No.: (650) 938-5200

If to the Company:

Mojave, Inc.

111 West Evelyn Avenue

Sunnyvale, CA 94086

Attention: Vivek Raghavan

Facsimile No.: (408) 530-8645

Telephone No.: (408) 530-8765

with a copy to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

Attention: Warren Lazarow

Facsimile No.: (650) 473-2601

Telephone No.: (650) 473-2600

If to the Representative:

Vivek Raghavan

c/o Mojave, Inc.

111 West Evelyn Avenue

Sunnyvale, CA 94086

Facsimile No.: (408) 530-8645

Telephone No.: (408) 530-8765

with a copy to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

Attention: Warren Lazarow

Facsimile No.: (650) 473-2601

Telephone No.: (650) 473-2600

13.10 Interpretation; Rules of Construction. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, such reference shall be to an Article of this Agreement unless otherwise indicated. The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity. The parties hereto agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

13.11 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party shall have the power to control the activities and operations of any other and their status is, and at all times shall continue to be, that of independent contractors with respect to each other. No party shall have any power or authority to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 13.11.

13.12 Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

13.13 Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, employee, affiliate, stockholder, partner or any party hereto or any other Person unless specifically provided otherwise herein and, except as so provided, all provisions hereof shall be personal solely between the parties to this Agreement; except that Article 3 is intended to benefit the Effective Time Holders, Section 8.4 is intended to benefit the employees specified therein, Section 8.5 is intended to benefit the Company Indemnified Persons and Article 12 is intended to benefit the Acquiror Indemnified Persons.

13.14 Public Announcement. Upon execution of this Agreement, Acquiror and the Company shall issue a press release approved by both parties announcing the Merger. Thereafter, Acquiror may issue such press releases, and make such other disclosures regarding the Merger, as it determines are required under applicable securities laws or regulatory rules. Prior to the publication of such initial and mutually agreed press release, neither party shall make any general public announcement relating to this Agreement or the transactions contemplated hereby (except as may be required by law) and the Company shall use its reasonable efforts to prevent any trading in shares of Acquiror Common Stock by its officers, directors, employees, stockholders and agents prior to the Effective Time of the First Merger.

13.15 Confidentiality. The Company and Acquiror each confirm that they have entered into the Mutual NDA and that they are each bound by, and shall abide by, the provisions of such Mutual NDA; provided, however, that Acquiror shall not be bound by such Mutual NDA after the Closing. If this Agreement is terminated, the Mutual NDA shall remain in full force and effect, and all copies of documents containing confidential information of a disclosing party shall be returned by the receiving party to the disclosing party or be destroyed, as provided in the Mutual NDA.

13.16 Entire Agreement. This Agreement, the exhibits and schedules hereto, the Company Ancillary Agreements, the Acquiror Ancillary Agreements and the Merger Sub Ancillary Agreements constitute the entire understanding and agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, between the parties with respect hereto other than the Mutual NDA.

13.17 Waiver of Jury Trial. EACH OF ACQUIROR, MERGER SUB, THE COMPANY AND THE REPRESENTATIVE HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ACQUIROR, MERGER SUB, THE COMPANY, SUB AND THE REPRESENTATIVE IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MAGMA DESIGN AUTOMATION, INC.		MOJAVE, INC.

By:	/s/ Gregory C. Walker	By:	/s/ Vivek Raghavan

Name:	Gregory C. Walker	Name:	Vivek Raghavan

Title:	Chief Financial Officer	Title:	President and Chief Executive Officer

MOTORCAR ACQUISITION CORP.		AUTO ACQUISITION CORP.

By:	/s/ Gregory C. Walker	By:	/s/ Gregory C. Walker

Name:	Gregory C. Walker	Name:	Gregory C. Walker

Title:	President	Title:	President

REPRESENTATIVE

By:	/s/ Vivek Raghavan

Name:	Vivek Raghavan

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

LIST OF EXHIBITS

Exhibit A-1	Form of Certificate of Merger for First Merger

Exhibit A-2	Form of Certificate of Merger for Second Merger

Exhibit B-1	List of Signatories to Voting Agreement

Exhibit B-2	Form of Voting Agreement

Exhibit C-1	List of Signatories to Employment Offer Letter

Exhibit C-2	Form of Employment Offer Letter

Exhibit D-1	List of Signatories to Non-Competition Agreement

Exhibit D-2	Form of Non-Competition Agreement

Exhibit E	Form of Product Roadmap

Exhibit F	Form of Operating Plan

Exhibit G	Form of Bookings Guidelines

Exhibit H	Form of Company Stockholder Agreement

Exhibit I	Matters to be Covered in the Opinion of O’Melveny & Myers LLP

Exhibit J	Form of Company Stockholder Release